1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 27, 2010

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2010/10/27

Chunghwa Telecom Co., Ltd.

By:	/S/ SHU YEH
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1	Press Release to Report Operating Results for the Third Quarter of 2010

2	Financial Statements for the Nine Months Ended September 30, 2010 and 2009 and Independent Accountants’ Review Report (Stand Alone)

3	Consolidated Financial Statements for the Nine Months Ended September 30, 2010 and 2009 and Independent Accountants’ Review Report

4	GAAP Reconciliations of Consolidated Financial Statements for the Nine Months Ended September, 2010 and 2009

Chunghwa Telecom Reports Operating Results for

the Third Quarter of 2010

Taipei, Taiwan, R.O.C. October 27, 2010 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412; NYSE: CHT) (“Chunghwa” or “the Company”), today reported its operating results for the third quarter and first nine months of 2010. All figures are presented on a consolidated basis and were prepared in accordance with generally accepted accounting principles of the Republic of China (“ROC GAAP”).

Dr. Shyue-Ching Lu, Chairman of Chunghwa Telecom, said, “I’m pleased to report a 1.6% year-over-year rise in revenue during the third quarter of 2010, driven by the continuing economic recovery and the success of our marketing initiatives. The solid revenue mix from our core business was boosted by an increase in mobile value-added services, Internet services and broadband access revenues. Our prudent cost management initiatives resulted in stable operating income, with net income growing 9.5% year-over-year due to the tax rate reduction from 25% to 17%. Looking ahead, we expect to be able to report satisfactory performance for the full year 2010, with fourth quarter revenue projected to be NT$46.80 billion.”

(Comparisons, unless otherwise stated, are to the prior year period)

Financial Highlights for the Third Quarter of 2010:

•	Total consolidated revenue increased by 1.6% to NT$50.9 billion

•	Mobile communications business revenue increased by 1.0% to NT$22.3 billion; mobile value added revenue increased by 32.3% to NT$2.8 billion

•	Internet business revenue increased by 10.2% to NT$6.4 billion

•	Domestic fixed communications business revenue decreased by 1.1% to NT$17.5 billion; broadband access revenue increased by 3.0% to NT$5.1 billion

•	International fixed communications business revenue decreased by 1.9% to NT$4.0 billion

•	Total operating costs and expenses increased by 1.5% to NT$36.4 billion

•	Net income totaled NT$12.0 billion, representing an increase of 9.5%

•	Basic earnings per share (EPS) increased by 9.5% to NT$1.23

1

Financial Highlights for the First Nine Months of 2010:

•	Total consolidated revenue increased by 2.0% to NT$150.1 billion

•	Mobile communications business revenue increased by 3.1% to NT$66.6 billion

•	Internet business revenue increased by 6.4% to NT$18.3 billion

•	Domestic fixed communications business revenue decreased by 1.7% to NT$52.1 billion; broadband access revenue increased by 2.0% to NT$15.2 billion

•	International fixed communications business revenue increased by 1.5% to NT$11.7 billion

•	Total operating costs and expenses increased by 1.8% to NT$105.9 billion

•	Net income totaled NT$36.9 billion, representing an increase of 11.3%

•	Basic EPS increased by 11.3% to NT$3.81

Revenue

Chunghwa’s total consolidated revenue for the third quarter of 2010 increased by 1.6% year-over-year to NT$50.9 billion, of which 34.5% was from its domestic fixed business, 43.8% was from its mobile business, 12.6% was from its Internet business, 7.9% was from its international fixed business and the remainder was from other business segments. The primary reasons for the year-over-year increase were the economic recovery and the Company’s marketing initiatives.

Domestic fixed line business revenue totaled NT$17.5 billion, representing a decrease of 1.1% year-over-year. Local revenues decreased by 2.1% year-over-year to NT$8.1 billion, mainly due to mobile and Voice over Internet Protocol (VOIP) substitution. The 17.1% decline in domestic long-distance revenues to NT$1.7 billion was also due to mobile and VOIP substitution, and the mandated tariff reduction.

Broadband access revenue, including Asymmetric Digital Subscriber Line (“ADSL”) and Fiber to the x (“FTTx”), increased by 3.0% year-over-year to NT$5.1 billion. Although ADSL access revenue decreased as more ADSL subscribers migrated to fiber solutions, the decrease was fully offset by growth in FTTx access revenue. Chunghwa believes that this migration will continue as customers continue to migrate to FTTx services, and that broadband revenue will therefore increase over time.

Mobile revenue increased by 1.0% year-over-year to NT$22.3 billion, mainly due to growth in mobile VAS revenue relating to the Company’s smartphone promotion and handset sales.

Internet revenue increased by 10.2% to NT$6.4 billion, mainly attributable to Internet services growth, which was driven by the increase in broadband subscribers and the migration of ADSL subscribers to fiber solutions.

2

International fixed-line revenue decreased by 1.9% to NT$4.0 billion, mainly due to VOIP substitution and market competition that was partially offset by growth in leased line revenue.

Finally, other revenue increased by 70.6% to NT$0.6 billion in the third quarter of 2010 compared to the same period of 2009, primarily due to the consolidation of subsidiaries.

For the first nine months of 2010, total revenue was NT$150.1 billion, a 2.0% increase from the same period last year, with the domestic fixed business accounting for 34.7%, the mobile business contributing 44.4%, the Internet business 12.2%, the international fixed business 7.8%, and the remainder from others.

Costs and Expenses

Total operating costs and expenses for the third quarter of 2010 were NT$36.4 billion, an increase of 1.5% year-over-year, mainly due to the increased cost of corporate Information and Communications Technology (“ICT”) services and corporate solutions, and the performance-based bonus accrual relating to net income growth.

Total operating costs and expenses for the first nine months of 2010 increased 1.8% year-over-year to NT$105.9 billion, due to the increased performance-based bonus accrual and cost of sales.

Income Tax

Income tax expenses for the third quarter of 2010 were NT$2.3 billion, representing a 27% decrease compared to the same period of 2009. This decrease resulted from the government’s income tax rate reduction from 25% to 17% this year.

EBITDA/Operating income/Net Income

Operating income for the third quarter of 2010 increased by 1.8% year-over-year to NT$14.4 billion. EBITDA decreased by 1.2% to NT$22.9 billion, primarily as a result of the mandated National Communications Commission (“NCC”) tariff reduction and changing cost structure. The Company’s EBITDA margin and operating income margin for the third quarter of 2010 were 45.0% and 28.4%, respectively, compared to 46.3% and 28.3%, respectively, for the same period of 2009.

Net income for the third quarter of 2010 increased by 9.5% year-over-year to NT$12.0 billion, primarily due to the revenue growth and lower income tax rate.

For the first nine months of 2010, operating income amounted to NT$44.2 billion, a rise of 2.3% year-over-year. EBITDA decreased by 0.9% to NT$69.9 billion. Net income reached NT$36.9 billion, a 11.3% increase, mainly due to the revenue growth and income tax rate reduction.

3

Capital Expenditure (“Capex”)

Total capex for the third quarter of 2010 amounted to NT$6.2 billion, representing a decrease of 1.4% year-over-year. Of the NT$6.2 billion in capex, 55.4% was spent on the domestic fixed communications business, 27.4% on the mobile communications business, 7.4% on the Internet business, 7.0% on the international fixed communications business and the remainder was used for other purposes.

Cash Flow

Cash flow from operating activities for the third quarter of 2010 was NT$19.5 billion, a 28.1% increase compared to the same period of 2009.

As of September 30, 2010, the Company’s cash and cash equivalents had increased 20.9% year-over year to NT$67.4 billion.

Performance Highlights by Business Line:

Domestic Fixed/Broadband/HiNet Business

•	As of the end of September 2010, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 12.3 million.

•

Total broadband subscribers amounted to 4.3 million as of September 30, 2010 , among which 1.96 million were FTTx subscribers, accounting for 45.1% of the Company’s total broadband subscriber base. During the third quarter, Chunghwa continued its efforts to migrate ADSL subscribers to FTTx solutions. By the end of the third quarter of 2010, the number of ADSL and FTTx subscribers with a service speed greater than 8 Mbps reached 2.3 million, representing 52.8% of total broadband subscribers, compared to 50.9% at the end of June 2010.

•	HiNet subscribers totaled 4.1 million at the end of September 2010.

•	The number of Multimedia-on-Demand (“MOD”) subscribers is currently over 750 thousand up to now.

Mobile Business

•	As of September 30, 2010, Chunghwa had 9.6 million mobile subscribers, an increase of 4.3% compared to 9.2 million at the end of September 2009.

•	Chunghwa had 5.3 million 3G subscribers at the end of September 2010, accounting for 54.9% of its total subscriber base.

•

Mobile VAS revenue for the first nine months of 2010 increased 29.2% year-over-year to NT$8.0 billion; Short Message Service revenue rose 7.4% year-over-year and mobile Internet revenue increased 80% year-over-year.

•

Smartphone subscriptions accounted for 23% of total handsets offered by the Company during the first nine months of 2010. Smartphone Average Revenue per User (“ARPU”) was 125% higher than blended ARPU for the same period.

4

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at www.cht.com.tw/ir/filedownload.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press release contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of the telecom industry; the intensely competitive telecom industry; Chunghwa’s relationship with its labor union; general economic and political conditions, including those relating to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as Severe Acute Respiratory Syndrome; and those risks identified in the section entitled “Risk Factors” in Chunghwa’s annual reports on Form F-20 filed with the SEC.

The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release. The Company undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to the date of this press release.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. It provides fixed-line, mobile and Internet services to residential and business customers in Taiwan.

Contact:	Fu-fu Shen
Phone:	+886 2 2344 5488
Email:	chtir@cht.com.tw

5

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Nine Months Ended September 30, 2010 and 2009 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of September 30, 2010 and 2009, and the related statements of operations and cash flows for the nine months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

As discussed in Note 12 to the financial statements, we did not review all financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity method investees were NT$9,454,916 thousand and NT$8,942,371 thousand as of September 30, 2010 and 2009, respectively, and the equity in earnings (losses) were NT$281,448 thousand and NT$(7,358) thousand for the nine months ended September 30, 2010 and 2009, respectively.

Based on our reviews, except for the effects of such adjustments, if any, as might have been determined to be necessary had we reviewed financial statements of certain equity method investees referred to in the preceding paragraph, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the financial statements, the Company early adopted the new Statements of Financial Accounting Standards No. 41, “Operating Segments” (“SFAS No. 41”) beginning from September 1, 2009.

1

We have also reviewed the consolidated financial statements of the Company and its subsidiaries as of and for the nine months ended September 30, 2010 and 2009, and have issued a qualified review report.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

October 25, 2010

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

2

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$61,033,067	15	$50,767,239	12
Financial assets at fair value through profit or loss (Notes 2 and 5)	24,675	—	30,039	—
Available-for-sale financial assets (Notes 2 and 6)	2,434,791	1	15,851,520	4
Held-to-maturity financial assets (Notes 2 and 7)	1,343,595	—	754,882	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,651,982 thousand in 2010 and $2,831,426 thousand in 2009 (Notes 2 and 8)	12,369,336	3	10,612,296	2
Receivables from related parties (Note 23)	428,292	—	609,230	—
Other monetary assets (Note 9)	4,621,699	1	2,566,008	1
Inventories (Notes 2, 3 and 10)	792,688	—	1,008,582	—
Deferred income tax assets (Notes 2 and 20)	60,298	—	72,919	—
Other current assets (Note 11)	5,871,909	1	6,447,837	2

Total current assets	88,980,350	21	88,720,552	21

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	10,716,090	2	10,140,330	2
Financial assets carried at cost (Notes 2 and 13)	2,305,354	1	2,236,048	1
Held-to-maturity financial assets (Notes 2 and 7)	7,227,058	2	4,331,829	1
Other monetary assets (Notes 14 and 24)	1,000,000	—	1,000,000	—

Total long-term investments	21,248,502	5	17,708,207	4

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 23)
Cost
Land	101,292,063	24	101,258,906	24
Land improvements	1,538,009	—	1,514,307	—
Buildings	65,505,978	16	62,624,721	15
Computer equipment	15,266,878	4	15,249,625	3
Telecommunications equipment	654,799,495	155	650,698,396	152
Transportation equipment	1,958,226	—	2,233,859	—
Miscellaneous equipment	7,002,824	2	7,163,871	2

Total cost	847,363,473	201	840,743,685	196
Revaluation increment on land	5,800,909	1	5,810,342	2

	853,164,382	202	846,554,027	198
Less: Accumulated depreciation	566,502,963	134	551,961,588	129

	286,661,419	68	294,592,439	69
Construction in progress and advances related to acquisitions of equipment	13,252,196	3	15,360,010	3

Property, plant and equipment, net	299,913,615	71	309,952,449	72

INTANGIBLE ASSETS (Note 2)
3G concession	6,176,022	2	6,924,631	2
Other	364,501	—	384,396	—

Total intangible assets	6,540,523	2	7,309,027	2

OTHER ASSETS
Idle assets (Note 2)	878,896	—	926,422	—
Refundable deposits	1,409,804	—	1,368,682	1
Deferred income tax assets (Notes 2 and 20)	358,143	—	1,198,137	—
Others (Note 23)	3,336,547	1	1,061,040	—

Total other assets	5,983,390	1	4,554,281	1

TOTAL	$422,666,380	100	$428,244,516	100

3

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS—(Continued)

SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade notes and accounts payable	$6,254,908	1	$6,540,756	1
Payables to related parties (Note 23)	1,524,769	—	2,099,896	—
Income tax payable (Notes 2 and 20)	2,533,663	1	2,259,422	1
Accrued expenses (Note 16)	12,457,965	3	12,476,319	3
Other current liabilities (Note 17)	15,470,146	4	15,365,263

Total current liabilities	38,241,451	9	38,741,656	4 9

DEFERRED INCOME	2,549,509	1	2,414,029	1

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 22)	1,263,237	—	5,197,001	1
Customers’ deposits	5,815,012	2	5,993,158	2
Deferred credit - profit on intercompany transactions (Note 23)	1,485,916	—	1,485,916	—
Others	336,708	—	239,778	—

Total other liabilities	8,900,873	2	12,915,853	3

Total liabilities	49,786,819	12	54,166,524	13

STOCKHOLDERS’ EQUITY (Notes 2, 6, 15 and 18)
Common capital stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 9,696,808 thousand shares in 2010 and 10,666,489 thousand shares in 2009	96,968,082	23	106,664,890	25

Additional paid-in capital
Capital surplus	169,496,289	40	169,496,289	39
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	2,262	—	3	—

Total additional paid-in capital	169,511,721	40	169,509,462	39

Retained earnings
Legal reserve	61,361,255	14	56,987,241	13
Special reserve	2,675,894	1	2,675,894	1
Unappropriated earnings	36,951,097	9	33,170,864	8

Total retained earnings	100,988,246	24	92,833,999	22

Other adjustments
Cumulative translation adjustments	34,421	—	14,583	—
Unrecognized net loss of pension	(84,487)	—	(5)	—
Unrealized loss on financial instruments	(341,868)	—	(757,816)	—
Unrealized revaluation increment	5,803,446	1	5,812,879	1

Total other adjustments	5,411,512	1	5,069,641	1

Total stockholders’ equity	372,879,561	88	374,077,992	87

TOTAL	$422,666,380	100	$428,244,516	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 25, 2010)

4

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%

NET REVENUES (Note 23)	$138,602,526	100	$136,596,459	100

OPERATING COSTS (Note 23)	72,143,264	52	71,095,312	52

GROSS PROFIT	66,459,262	48	65,501,147	48

OPERATING EXPENSES (Note 23)
Marketing	18,443,267	13	18,569,125	13
General and administrative	2,526,906	2	2,461,866	2
Research and development	2,375,599	2	2,319,273	2

Total operating expenses	23,345,772	17	23,350,264	17

INCOME FROM OPERATIONS	43,113,490	31	42,150,883	31

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net	534,863	1	218,455	—
Interest income	312,443	—	388,762	—
Foreign exchange gain, net	29,655	—	62,023	—
Dividend income	17,156	—	53,286	—
Valuation gain on financial instruments, net	8,226	—	129,078	—
Others	181,817	—	408,822	1

Total non-operating income and gains	1,084,160	1	1,260,426	1

NON-OPERATING EXPENSES AND LOSSES
Loss on disposal of financial instruments, net	102,098	—	160,559	—
Interest expense	75,472	—	2,775	—
Impairment loss on assets	52,916	—	85,349	—
Loss arising from natural calamities	14,152	—	186,271	1
Loss on disposal of property, plant and equipment, net	10,821	—	9,627	—
Others	27,964	—	105,149	—

Total non-operating expenses and losses	283,423	—	549,730	1

INCOME BEFORE INCOME TAX	43,914,227	32	42,861,579	31

INCOME TAX EXPENSES (Notes 2 and 20)	6,970,037	5	9,682,660	7

NET INCOME	$36,944,190	27	$33,178,919	24

(Continued)

5

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2010		2009
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income

EARNINGS PER SHARE (Note 21)
Basic earnings per share	$4.53	$3.81	$4.42	$3.42

Diluted earnings per share	$4.51	$3.80	$4.41	$3.41

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 25, 2010)

(Concluded)

6

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$36,944,190	$33,178,919
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	261,579	359,634
Depreciation and amortization	25,414,775	27,103,118
Valuation loss on inventory	15,789	—
Valuation gain on financial instruments, net	(8,226)	(129,078)
Amortization of premium of financial assets	26,531	11,171
Loss on disposal of financial instruments, net	102,098	160,559
Loss on disposal of property, plant and equipment, net	10,821	9,627
Impairment loss on assets	52,916	85,349
Loss arising from natural calamities	14,152	186,271
Equity in earnings of equity method investees, net	(534,863)	(218,455)
Cash dividends received from equity method investees	278,677	393,115
Deferred income taxes	40,682	280,840
Changes in operating assets and liabilities:
Financial assets held for trading	(2,712)	188,167
Trade notes and accounts receivable	(1,554,923)	(775,339)
Receivables from related parties	(45,074)	(266,214)
Other current monetary assets	(1,210,998)	(421,660)
Inventories	378,045	(15,973)
Other current assets	(2,349,101)	(2,438,631)
Trade notes and accounts payable	(1,697,982)	(2,635,281)
Payables to related parties	(330,973)	(77,413)
Income tax payable	(1,624,323)	(3,174,208)
Accrued expenses	(4,042,095)	(3,204,283)
Other current liabilities	898,710	943,460
Accrued pension liabilities	55,280	32,613
Deferred income	65,745	341,732

Net cash provided by operating activities	51,158,720	49,918,040

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(1,774,165)	(7,162,765)
Proceeds from disposal of available-for-sale financial assets	14,389,794	6,793,213
Acquisition of held-to-maturity financial assets	(4,556,071)	(1,948,505)
Proceeds from disposal of held-to-maturity financial assets	988,144	664,160
Acquisition of financial assets carried at cost	(79,306)	—
Proceeds from disposal of financial assets carried at cost	—	285,859
Acquisition of investments accounted for using equity method	(320,740)	(1,637,615)
Acquisition of property, plant and equipment	(15,412,218)	(16,151,324)

(Continued)

7

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2010	2009
Proceeds from disposal of property, plant and equipment	$16,018	$2,527
Acquisition of intangible assets	(125,543)	(143,894)
Increase in other assets	(2,600,594)	(489,914)

Net cash used in investing activities	(9,474,681)	(19,788,258)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in customers’ deposits	(90,096)	(59,508)
Increase (decrease) in other liabilities	111,594	(186,609)
Cash dividends paid	(39,369,041)	(37,138,775)
Cash paid to stockholders for capital reduction	(9,696,808)	(19,115,554)

Net cash used in financing activities	(49,044,351)	(56,500,446)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(7,360,312)	(26,370,664)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	68,393,379	77,137,903

CASH AND CASH EQUIVALENTS, END OF PERIOD	$61,033,067	$50,767,239

SUPPLEMENTAL INFORMATION
Interest paid	$68,780	$36

Income tax paid	$8,553,678	$12,576,321

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$13,995,359	$15,048,613
Payables to suppliers	1,416,859	1,102,711

	$15,412,218	$16,151,324

(Continued)

8

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

The acquisition of InfoExplorer Co., Ltd. (“IFE”) was made on January 20, 2009. The following table presents the allocation of acquisition costs of IFE to assets acquired and liabilities assumed based on their fair values on the basis of the final data on May 7, 2009:

Cash and cash equivalents	$457,990
Receivables	13,479
Other current assets	14,792
Property, plant, and equipment	40,221
Identifiable intangible assets	53,001
Refundable deposits	2,468
Other assets	2,338
Payables	(83,319)
Income tax payable	(246)
Other current liabilities	(153)

500,571
Percentage of ownership	49.07%

245,630
Goodwill	37,870

Acquisition costs of acquired subsidiary (cash prepaid for long-term investments in December 2008)	$283,500

(Continued)

9

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

The acquisition of additional interest of Chunghwa Investment Co., Ltd. (“CHI”) and its subsidiaries was made on September 9, 2009. The following table presents the allocation of acquisition costs of Chunghwa Investment Co., Ltd. and its subsidiaries to assets acquired and liabilities assumed based on their fair values on the basis of the final data performed:

Cash and cash equivalents	$913,593
Financial assets at fair value through profit or loss	51,357
Available-for-sale financial assets	568,377
Trade notes and accounts receivable	76,258
Inventories	60,040
Other current assets	19,429
Investments accounted for using equity method	57,339
Financial assets carried at cost	155,714
Property, plant, and equipment	90,278
Identifiable intangible assets	33,662
Other assets	22,462
Trade notes and accounts payable	(33,665)
Accrued expenses	(16,496)
Income tax payable	(1,289)
Short-term loans	(20,000)
Long-term loans	(24,238)
Other liabilities	(1,115)

Subtotal	1,951,706
Minority interests	(100,071)

Total	1,851,635
Percentage of additional ownership	40%

740,654
Goodwill	18,055

Acquisition costs of acquired subsidiary paid in cash	$758,709

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 25, 2010)

(Concluded)

10

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1. GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (GSM) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

As of September 30, 2010 and 2009, the Company had 24,398 and 24,434 employees, respectively.

11

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, remuneration to board of directors and supervisors, pension plans and income tax, etc. These estimates and assumptions are inherently uncertain and actual results may differ significantly. The significant accounting policies are summarized as follows:

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper and treasury bills purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. Regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized are fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

12

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisitions are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. Incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract are recognized in marketing expenses as incurred.

13

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Investments Accounted for using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein the Company exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to the Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

14

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 6 to 10 years; telecommunications equipment - 6 to 15 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 3 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded is recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software and patents.

The 3G concession is valid through December 31, 2018. The 3G Concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 3 to 20 years.

The Company adopted the Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs that do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

15

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus the a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts when the calculation is positive: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

16

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at period end; stockholders’ equity - historical rates, income and expenses - average rates during the period. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

A hedging relationship qualifies for hedge accounting only if, all of the following conditions are met: (a) at the inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge; (b) the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the risk management strategy documented for that particular hedging relationship; (c) the effectiveness of the hedge can be reliably measured; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

3. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE

The Company early adopted the Statement of Financial Accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. This Statement supersedes the Statement of Financial accounting Standards No. 20 “Segment Reporting”.

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories,” (“SFAS No. 10”) beginning from January 1, 2009, which requires inventories to be stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. The inventory-related incomes and expenses shall be classified in operating cost.

17

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

4. CASH AND CASH EQUIVALENTS

	September 30
	2010	2009

Cash
Cash on hand	$77,778	$83,616
Bank deposits	3,608,258	10,146,655
Negotiable certificate of deposit, annual yield rate - ranging from 0.47%-0.56 % and 0.15%-0.23% for 2010 and 2009, respectively	53,900,000	38,350,000

	57,586,036	48,580,271

Cash equivalents
Commercial paper purchased, annual yield rate - ranging from 0.32%-0.35% and 0.16% for 2010 and 2009, respectively	3,196,982	2,186,968
Treasury bills, annual yield rate - 0.32%	250,049	—

	3,447,031	2,186,968

	$61,033,067	$50,767,239

As of September 30, 2010 and 2009, foreign deposits in bank were as following:

	September 30
	2010	2009

United States of America - New York (US$605 thousand and US$610 thousand for 2010 and 2009, respectively)	$18,947	$19,653

5. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2010	2009

Derivatives - financial assets
Currency swap contracts	$24,675	$30,039

Chunghwa entered into investment management agreements with well-known financial institutions (fund managers) to manage its investment portfolios in 2006. The investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. Chunghwa terminated the investment management agreements on April 14, 2009 and asked fund managers to dispose all the investment portfolios. The fund managers had disposed all investment portfolios before June 23, 2009 and returned the proceeds to Chunghwa.

Chunghwa entered into currency swap contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, these derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

18

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

Outstanding currency swap contracts as of September 30, 2010 and 2009 were as follows:

	Currency		Maturity Period	Contract Amount (In Thousands)
September 30, 2010
Currency swap contracts	US$	/NT$	2010.10	US$	30,000 /NT$964,375

September 30, 2009
Currency swap contracts	US$	/NT$	2009.10	US$	45,000 /NT$1,477,195

Net gain arising from financial assets and liabilities at fair value through profit or loss for the nine months ended September 30, 2010 were $15,286 thousand (including realized settlement loss of $2,712 thousand and valuation gain of $17,998 thousand) and net gain arising from financial assets and liabilities at fair value through profit or loss for the nine months ended September 30, 2009 were $67,027 thousand (including realized settlement loss of $54,600 thousand and valuation gain of $121,627 thousand).

6. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2010	2009
Open-end mutual funds	$2,434,791	$15,694,200
Real estate investment trust fund	—	154,615
Domestic listed stocks	—	2,705

	$2,434,791	$15,851,520

Movements of unrealized gains (loss) on available-for-sale financial assets were as follows:

	Nine Months Ended September 30
	2010	2009
Balance, beginning of period	$(466,803)	$(2,255,905)
Recognized in stockholder’s equity	25,232	1,426,091
Transferred to profit or loss	99,386	69,424

Balance, end of period	$(342,185)	$(760,390)

As a result of the global economic and financial crisis have significantly changed, the Company determined that the impairment losses of available-for-sale financial assets is other-than-temporary in nature, and recorded impairment losses of $85,349 thousand for the nine months ended September 30, 2009.

19

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

7. HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2010	2009
Corporate bonds, nominal interest rate ranging from 0.83%-4.75% and 0.75%-4.75% for 2010 and 2009, respectively; effective interest rate ranging from 0.83%-2.95% and 0.75%-2.95% for 2010 and 2009, respectively	$8,171,501	$4,384,755
Bank debentures, nominal interest rate ranging from 1.93%-2.11% and 1.95%-2.24% for 2010 and 2009, respectively; effective interest rate ranging from 2.45%-2.90% and 1.14%-2.90% for 2010 and 2009, respectively	399,152	697,256
Collateralized loan obligation, nominal and effective interest rates were 2.18%	—	4,700

	8,570,653	5,086,711
Less: Current portion	1,343,595	754,882

	$7,227,058	$4,331,829

8. ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Nine Months Ended September 30
	2010	2009
Balance, beginning of period	$2,774,868	$2,992,143
Provision for doubtful accounts	250,912	353,193
Accounts receivable written off	(373,798)	(513,910)

Balance, end of period	$2,651,982	$2,831,426

9. OTHER MONETARY ASSETS - CURRENT

	September 30
	2010	2009
Receivables from disposal of financial instruments	$1,649,419	$135,780
Accrued custodial receipts from other carriers	505,572	573,121
Others	2,466,708	1,857,107

	$4,621,699	$2,566,008

10. INVENTORIES

	September 30
	2010	2009
Work in process	$434,550	$683,324
Merchandise	358,138	325,258

	$792,688	$1,008,582

20

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

The operating costs related to inventories were $6,085,759 thousand (including the valuation loss on inventories of $15,789 thousand) and $3,711,971 thousand for the nine months ended September 30, 2010 and 2009, respectively.

11. OTHER CURRENT ASSETS

	September 30
	2010	2009
Prepaid expenses	$2,784,687	$2,901,038
Spare parts	1,988,991	2,453,230
Prepaid rents	847,341	872,619
Miscellaneous	250,890	220,950

	$5,871,909	$6,447,837

12. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2010		2009
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Listed
Senao International Co., Ltd. (“SENAO”)	$1,352,399	28	$1,279,942	29

Non-listed
Light Era Development Co., Ltd. (“LED”)	2,866,083	100	2,936,402	100
Chunghwa Investment Co., Ltd. (“CHI”)	1,717,158	89	1,623,434	89
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	1,470,709	100	1,403,076	100
Chunghwa System Integration Co., Ltd. (“CHSI”)	714,093	100	721,879	100
Donghwa Telecom Co., Ltd. (“DHT”)	553,763	100	226,291	100
CHIEF Telecom Inc. (“CHIEF”)	507,834	69	439,382	69
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	476,566	40	464,265	40
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	265,652	30	271,002	30
InfoExploer Co., Ltd. (“IFE”)	256,070	49	282,652	49
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	187,299	100	161,091	100
Skysoft Co., Ltd. (“SKYSOFT”)	91,094	30	88,842	30
Chunghwa Telecom Global, Inc. (“CHTG”)	83,005	100	69,682	100
Spring House Entertainment Inc. (“SHE”)	67,912	56	52,532	56
KingWay Technology Co., Ltd. (“KWT”)	63,241	33	68,410	33
So-net Entertainment Taiwan (“So-net”)	26,134	30	40,060	30
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	17,078	100	11,388	100
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	100	—	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	—	100	—	100

	9,363,691		8,860,388

	$10,716,090		$10,140,330

21

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

On March 27, 2009, the board of directors of Chunghwa resolved to purchase 48,000 thousand common shares of Senao International Co., Ltd. (“SENAO”) through SENAO’s private placement. However, Chunghwa and SENAO did not complete the required procedures within the legal payment period; therefore, Chunghwa and SENAO decided to discontinue the private placement.

Chunghwa invested in Chunghwa Investment Co., Ltd. (“CHI”) in September 2009 for $758,709 thousand. Chunghwa increased its ownership interest in CHI from 49% to 89%. CHI engages mainly in professional investing in telecommunication business and the telecommunication valued-added services.

Chunghwa increased its investment in Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”) for $610,659 thousand in July 2009. CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business. ST-1 telecommunications satellite is expected be retired in 2011; therefore, CHTS and SingTelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“STS”) in Singapore in October 2008 in order to maintain the current service. STS will engage in the installation and the operation of ST-2 telecommunications satellite.

Chunghwa increased its investment in Donghwa Telecom Co., Ltd. (“DHT”) for $320,740 thousand in August 2010. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

Chunghwa participated in the capital increase of Viettel-CHT in September 2009, by investing $197,088 thousand cash. Viettel-CHT engages mainly in IDC services.

Chunghwa prepaid $283,500 thousand to invest in InfoExplorer Co., Ltd. (“IFE”) and the record date of capital increase of IFE was January 5, 2009. Chunghwa acquired 49% of ownership. Chunghwa has control over IFE by obtaining above half of seats of the board of directors of IFE on January 20, 2009, which was IFE’s stockholder’s meeting. IFE mainly engages in information system planning and maintenance, software development, and information technology consultation services.

Chunghwa participated in So-net Entertainment Taiwan Co., Ltd.’s capital increase on April 3, 2009, by investing $60,008 thousand cash, and acquired 30% of its Taiwan shares. So-net Entertainment Taiwan Co., Ltd. engages mainly in online service and sale of computer hardware.

Chunghwa increased its investment on CHTJ by investing $11,151 thousand cash in January 2009. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

Chunghwa has established New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”) and Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”) in March 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Market value of the listed investment accounted for using equity method calculated at its closing prices as of September 30, 2010 and 2009 was $3,638,899 thousand and $3,387,693 thousand, respectively.

The equity in earnings (losses) of equity investees for the nine months ended September 30, 2010 and 2009 are based on unreviewed financial statements except the equity in earnings of SENAO.

The aggregate carrying values of the equity method investments whose financial statements have not been reviewed were $9,454,916 thousand and $8,942,371 thousand as of September 30, 2010 and 2009 respectively. The equity in earnings (losses) were $281,448 thousand and $(7,358) thousand for the nine months ended September 30, 2010 and 2009, respectively.

22

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

13. FINANCIAL ASSETS CARRIED AT COST

	September 30
	2010		2009
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Non-listed:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	11	127,018	11
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
Innovation Works Development Fund, L. P. (“IWDF”)	38,035	13	—	—
RPTI International (“RPTI”)	34,500	10	34,500	10
Innovation Works Limited (“IW”)	21,271	7	—	—
CQi Energy Infocom Inc. (“CQi”)	20,000	18	—	—
Essence Technology Solution, Inc. (“ETS”)	—	9	10,000	9

	$2,305,354		$2,236,048

Chunghwa invested in IWDF for $38,035 thousand in June 2010. IWDF invests mainly in start-up companies of E-commerce, mobile internet and cloud computing, etc.

Chunghwa invested in IW for $10,565 thousand and $10,706 thousand in June and July, 2010, respectively. IW invests mainly in start-up companies and mentors such companies in the E-commerce, mobile internet and cloud computing fields, etc.

Chunghwa invested in CQi for $20,000 thousand in June 2010. CQi engages mainly in intelligent energy network management services.

After evaluating the financial assets carried at cost, Chunghwa determined the investment in ETS was impaired and recognized an impairment loss of NT$10,000 thousand in 2009.

Chunghwa participated in TFC’s capital increase in October 2008 and prepaid $285,859 thousand. However, TFC was not expected to be able to collect enough amount of capital increase within a specific period; therefore TFC’s board of directors held a meeting on April 10, 2009 and resolved to withdraw its capital increase plan from Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (“FSC”). TFC returned the prepayment to Chunghwa on May 8, 2009.

The above investments do not have a quoted market price in an active market and the fair values cannot be reliably measured; therefore, these investments are carried at original cost.

14. OTHER NONCURRENT MONETARY ASSETS

	September 30
	2010	2009
Piping Fund	$1,000,000	$1,000,000

23

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Fixed-Line Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects.

15. PROPERTY, PLANT AND EQUIPMENT

	September 30
	2010	2009
Cost
Land	$101,292,063	$101,258,906
Land improvements	1,538,009	1,514,307
Buildings	65,505,978	62,624,721
Computer equipment	15,266,878	15,249,625
Telecommunications equipment	654,799,495	650,698,396
Transportation equipment	1,958,226	2,233,859
Miscellaneous equipment	7,002,824	7,163,871

	847,363,473	840,743,685
Revaluation increment on land	5,800,909	5,810,342

	853,164,382	846,554,027

Accumulated depreciation
Land improvements	991,512	937,395
Buildings	18,140,831	17,063,296
Computer equipment	11,983,548	11,690,281
Telecommunications equipment	527,725,094	514,138,890
Transportation equipment	1,729,349	2,040,143
Miscellaneous equipment	5,932,629	6,091,583

	566,502,963	551,961,588

Construction in progress and advances related to acquisition of equipment	13,252,196	15,360,010

Property, plant and equipment, net	$299,913,615	$309,952,449

Pursuant to the related regulations, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced values as of July 1, 1999. These revaluations which were approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity-other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholder’s equity - other adjustments. As of September 30, 2010, capital surplus from revaluation of land had decreased to $5,803,446 thousand by disposal of some revaluated assets.

Depreciation on property, plant and equipment for the nine months ended September 30, 2010 and 2009 amounted to $24,530,510 thousand and $26,299,984 thousand, respectively. No interest expense was capitalized for the nine months ended September 30, 2010 and 2009.

Chunghwa reclassified the unused property, plant and equipment amounting to $52,916 thousand to idle assets and recognized the impairment loss of $52,916 thousand on those assets for the nine months ended September 30, 2010.

24

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

16. ACCRUED EXPENSES

	September 30
	2010	2009
Accrued salary and compensation	$6,879,169	$6,735,762
Accrued franchise fees	1,663,281	1,681,359
Accrued employees’ bonus and remuneration to directors and supervisors	1,642,796	1,261,057
Other accrued expenses	2,272,719	2,798,141

	$12,457,965	$12,476,319

17. OTHER CURRENT LIABILITIES

	September 30
	2010	2009
Advances from subscribers	$6,901,360	$6,014,455
Amounts collected in trust for others	2,283,634	2,481,843
Payables to equipment suppliers	1,390,268	945,640
Refundable customers’ deposits	1,079,008	1,026,561
Payables to contractors	1,003,571	1,847,980
Miscellaneous	2,812,305	3,048,784

	$15,470,146	$15,365,263

18. STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,000 which is divided into 12,000,000,000 common shares (at $10 par value per share), among which 9,696,808,181 shares are issued and outstanding as of September 30, 2010.

On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006. In accordance with the Articles of Incorporation of Chunghwa, the preferred shares would be redeemed by Chunghwa three years from the date of issuance at their par value. These preferred shares expired on April 4, 2009 and were redeemed on April 4, 2009.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of September 30, 2010, the outstanding ADSs were 956,491 thousand common shares, which equaled approximately 95,649 thousand units and represented 9.86% of Chunghwa’s total outstanding common shares.

25

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the nine months ended September 30, 2010 and 2009, the accrual amounts for bonuses to employees and remuneration to directors and supervisors is based on management estimates including past experience and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amounts and the amounts resoluted in the shareholders’ meeting is charged to the earnings of the following year as a result of change of accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

26

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

The appropriations and distributions of the 2009 and 2008 earnings of Chunghwa have been approved by the stockholders on June 18, 2010 and June 19, 2009 as follows:

	Appropriation and Distribution		Dividend Per Share
	2009	2008	2009	2008
Legal reserve	$4,374,014	$4,127,675	$—	$—
Special reserve	—	475	—	—
Cash dividends	39,369,041	37,138,775	4.06	3.83

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 18, 2010, were $1,800,929 thousand and $41,211 thousand paid by cash, respectively. There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 19, 2009, were $1,629,915 thousand and $38,807 thousand paid by cash, respectively. The aforementioned approved amounts of the bonus to employees and the remuneration to directors and supervisors were different from the accrual amounts of $1,723,921 thousand and $40,886 thousand, respectively, reflected in the statement of income for the year ended December 31, 2008. The differences of $94,006 thousand and $2,079 thousand, respectively, were treated as change in estimates and were adjusted against earnings for the nine months ended September 30, 2009.

Information on the appropriation of Chunghwa’s earnings, employee bonus and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in the amount of $19,393,616 thousand in order to improve the financial condition of Chunghwa and better utilize its excess funds. The stockholders further authorized the board of directors of Chunghwa to designate the record date of capital reduction. The capital reduction plan was effectively registered with FSC.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock. The abovementioned 2009 capital increase proposal was effectively registered with FSC. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009. Subsequently, common capital stock was reduced by $9,696,808 thousand and the stock transfer date of capital reduction was January 28, 2010. The amount due to stockholders for capital reduction was paid in February 2010.

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock. The abovementioned 2008 capital increase proposal was effectively registered with FSC. The board of directors resolved the ex-dividend date of the aforementioned proposal as October 25, 2008.

27

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $19,115,554 thousand to common capital stock and was effectively registered with FSC. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction. Subsequently, common capital stock was reduced by $19,115,554 thousand and a liability for the same amount of cash to be distributed to stockholders was recorded. Such cash payment to stockholders was made in March 2009.

19. COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Nine Months Ended September 30, 2010
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$9,011,084	$6,294,183	$15,305,267
Insurance	749,893	523,887	1,273,780
Pension	1,257,537	841,655	2,099,192
Other compensation	7,175,012	4,956,345	12,131,357

	$18,193,526	$12,616,070	$30,809,596

Depreciation expense	$23,263,148	$1,267,362	$24,530,510

Amortization expense	$768,833	$115,432	$884,265

	Nine Months Ended September 30, 2009
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$9,081,304	$6,197,076	$15,278,380
Insurance	719,816	499,502	1,219,318
Pension	1,210,960	861,146	2,072,106
Other compensation	6,206,061	4,184,134	10,390,195

	$17,218,141	$11,741,858	$28,959,999

Depreciation expense	$24,884,906	$1,415,078	$26,299,984

Amortization expense	$683,182	$119,299	$802,481

28

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

20. INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate to income before income tax and income tax payable is as follows:

	Nine Months Ended September 30
	2010	2009
Income tax expense computed at statutory income tax rate	$7,465,419	$10,715,385
Add (deduct) tax effect of:
Permanent differences	(112,380)	(141,822)
Temporary differences	614	4,445
10% undistributed earnings	1,286	6,441
Investment tax credits	(423,657)	(1,043,990)

Income tax payable	$6,931,282	$9,540,459

The balance of income tax payable as of September 30, 2010 and 2009 was shown net of prepaid income tax.

b.	Income tax expense consists of the following:

	Nine Months Ended September 30
	2010	2009
Income tax payable	$6,931,282	$9,540,459
Income tax - separated	3,688	55,684
Income tax - deferred	40,682	280,840
Adjustments of prior years’ income tax	(5,615)	(194,323)

	$6,970,037	$9,682,660

In May 2010, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 20% to 17%, effective January 1, 2010. After the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, the Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

Under Article 10 of the Statute for Industrial Innovation (SII) passed by the Legislative Yuan in April 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year. This incentive took effect from January 1, 2010 and is effective till December 31, 2019.

29

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

c.	Net deferred income tax assets (liabilities) consists of the following:

	September 30
	2010	2009
Current
Provision for doubtful accounts	$269,611	$364,658
Unrealized accrued expense	71,632	64,491
Valuation gain on financial instruments, net	(9,202)	(18,574)
Unrealized foreign exchange loss (gain)	(13,443)	14,520
Other	11,311	12,482

	329,909	437,577
Valuation allowance	(269,611)	(364,658)

Net deferred income tax assets-current	$60,298	$72,919

Noncurrent
Accrued pension cost	$295,140	$1,133,974
Impairment loss	60,597	64,163
Loss arising from natural calamities	2,406	—

Net deferred income tax assets - noncurrent	$358,143	$1,198,137

d.	The related information under the Integrated Income Tax System is as follows:

	September 30
	2010	2009
Balance of Imputation Credit Account (ICA)	$2,478	$146,047

The actual creditable rates distribution of Chunghwa’s of 2009 and 2008 for earnings were 26.48% and 30.61%, respectively.

e.	Undistributed earnings information

As of September 30, 2010 and 2009, there is no earnings generated prior to June 30, 1998 in Chunghwa’s undistributed earnings.

Income tax returns through the year ended December 31, 2005 have been examined by the ROC tax authorities.

30

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

21. EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Denominator)	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Nine months ended September 30, 2010
Basic EPS
Income available to stockholders	$43,914,227	$36,944,190	9,696,808	$4.53	$3.81

Effect of dilutive potential common stock
SENAO’s stock options	(5,411)	(5,411)	—
Employee bonus	—	—	30,204

Diluted EPS
Income available to stockholders	$43,908,816	$36,938,779	9,727,012	$4.51	$3.80

Nine months ended September 30, 2009
Basic EPS
Income available to stockholders	$42,861,579	$33,178,919	9,696,808	$4.42	$3.42

Effect of dilutive potential common stock
SENAO’s stock options	(4,215)	(4,215)	—
Employee bonus	—	—	29,742

Diluted EPS
Income available to stockholders	$42,857,364	$33,174,704	9,726,550	$4.41	$3.41

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the nine months ended September 30, 2010. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the nine months ended September 30, 2010 and 2009 was due to the effect of potential common stock of stock options by SENAO.

31

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

22. PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would, on behalf of the MOTC to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa contributes an amount at 15% or less of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The balance of Chunghwa’s plan assets subject to defined benefit plan were $12,377,459 thousand and $6,095,935 thousand as of September 30, 2010 and 2009, respectively.

Pension costs of Chunghwa were $2,155,022 thousand ($2,058,648 thousand subject to defined benefit plan and $96,374 thousand subject to defined contribution plan) and $2,126,884 thousand ($2,049,176 thousand subject to defined benefit plan and $77,708 thousand subject to defined contribution plan) for the nine months ended September 30, 2010 and 2009, respectively.

23. TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	Chunghwa engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
InfoExplorer Co., Ltd. (“IFE”)	Subsidiary
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary

(Continued)

32

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

Company	Relationship
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
Spring House Entertainment Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Equity-method investee before Chunghwa obtained control over CHI on September 9, 2009
Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Subsidiary of CHI, which was equity-method investee before Chunghwa obtained control over CHI on September 9, 2009
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI, which was equity-method investee before Chunghwa obtained control over CHI on September 9, 2009
Unigate Telecom Inc. (“Unigate”)	Subsidiary of CHIEF
CHIEF Telecom (Hong Kong) Limited (“CHK”)	Subsidiary of CHIEF, which completed its liquidation procedure in September 2010
Chief International Corp. (“CIC”)	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Glory Network System Service (Shanghai) Co., Ltd. (“Glory”)	Subsidiary of Concord
Senao International (Samoa) Holding Ltd. (SIS)	Subsidiary of SENAO
Senao International HK Limited (SIHK)	Subsidiary of SIS
CHI One Investment Co., Ltd. (“COI”)	Subsidiary of CIHC
Yao Yong Real Property Co., Ltd. (“YYRP”)	Subsidiary of LED
InfoExplorer International Co., Ltd. (“IESA”)	Subsidiary of IFE
InfoExplorer (Hong Kong) Co., Ltd. (“IEHK”)	Subsidiary of IESA
Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Subsidiary of CHPT
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS

(Concluded)

33

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

b.	Significant transactions with the above related parties are summarized as follows:

	September 30
	2010		2009
	Amount	%	Amount	%
1) Receivables from related parties
Trade notes, accounts receivable and other receivables
SENAO	$296,852	69	$382,723	63
CHTG	28,215	7	20,973	3
CHIEF	22,250	5	21,227	4
CIYP	20,696	5	29,200	5
DHT	19,504	5	10,604	2
SHE	19,025	4	7,626	1
CHSI	3,950	1	124,623	20
Others	17,800	4	12,254	2

	$428,292	100	$609,230	100

2) Payables
Trade notes payable, accounts payable and accrued expenses
SENAO	$741,574	49	$674,209	32
CHSI	147,253	10	212,492	10
TISE	54,032	4	718,339	35
CHTG	48,077	3	44,941	2
CHIEF	41,079	3	45,899	2
DHT	32,994	2	46,484	2
CIYP	6,980	—	41,682	2
Others	58,180	4	20,974	1

	1,130,169	75	1,805,020	86

Payables to contractors
CHSI	21,000	1	—	—
TISE	—	—	15,412	1
Others	1,782	—	—	—

	22,782	1	15,412	1

Amounts collected in trust for others
SENAO	230,663	15	255,005	12
CIYP	109,775	7	21,095	1
Others	31,380	2	3,364	—

	371,818	24	279,464	13

	$1,524,769	100	$2,099,896	100

34

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2010		2009
	Amount	%	Amount	%

3) Revenues

SENAO	$1,207,271	1	$597,522	1
So-net	226,811	—	49,174	—
CHIEF	186,349	—	178,630	—
CHTG	55,121	—	42,552	—
SKYSOFT	29,203	—	25,677	—
LED	21,368	—	3,362	—
CHSI	18,392	—	12,008	—
CIYP	11,670	—	13,913	—
DHT	—	—	18,832	—
Others	28,279	—	29,816	—

	$1,784,464	1	$971,486	1

4) Operating costs and expenses

SENAO	$3,736,432	4	$4,067,833	5
TISE	550,367	1	764,174	1
CHSI	506,302	1	362,686	—
CHIEF	217,222	—	228,951	—
CHTG	104,406	—	49,560	—
IFE	84,717	—	7,422	—
SHE	39,669	—	45,170	—
CIYP	24,446	—	35,621	—
DHT	3,366	—	28,627	—
Others	61,673	—	20,110	—

	$5,328,600	6	$5,610,154	6

5) Acquisition of property, plant and equipment

CHSI	$316,881	2	$363,175	2
TISE	234,530	2	780,611	5
IFE	54,310	—	819	—
DHT	30,854	—	—	—
CHTG	18,407	—	21,360	—
SENAO	1,799	—	268	—
Others	5,994	—	—	—

	$662,775	4	$1,166,233	7

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is 15 years and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand). The Company has prepaid $1,998,668 thousand which was classified as other assets-others. As of September 30, 2010, the ST-2 satellite is still under construction.

The Company has leased property to LED since April 2010. The leased term is 15 years and the rent is charged monthly.

Chunghwa sold the land with a carrying value of $936,016 thousand to Light Era Development Co., Ltd. (“LED”) at the price of $2,421,932 thousand in 2008. However, since the gain on disposal of land amounting to $1,485,916 thousand is unrealized, the gain was recognized as deferred credit - profit on intercompany transactions, and will not be recognized as revenue till the gain is realized in the future.

35

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

Chunghwa sold the land with a carrying value of $378,927 thousand to LED at price of $207,030 thousand in 2008 and resulted in a disposal loss amounting to $171,897 thousand. The disposal loss on land is unrealized and the unrealized loss is included in other assets - others. The unrealized loss is not recognized in earnings until it is sold to the third party and realized in the future.

The foregoing transactions with related parties were conducted as arm’s length transactions, except for the transactions with SENAO, CHIEF, CIYP, LED and IFE were determined in accordance with mutual agreements.

24. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of September 30, 2010, in addition to those disclosed in other notes, Chunghwa’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $187,875 thousand.

b.	Acquisitions of telecommunications equipment of $19,335,234 thousand.

c.	Contracts to print billing, envelopes and selling gifts $36,924 thousand.

d.	Chunghwa also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Future lease payments were as follows:

Year	Rental Amount

2010 (from October 1, 2010 to December 31, 2010)	$482,095
2011	1,634,686
2012	1,210,527
2013	830,756
2014 and thereafter	1,088,362

e.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. Chunghwa does not know when its contribution to the Piping Fund will be returned; therefore, Chunghwa did not discount the face amount of its contribution on the Piping Fund.

f.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Chunghwa Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can not request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court. Chunghwa also filed an appeal at the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that we need to pay $23,284 thousand as compensation in addition to the $16,870 thousand from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005 to the payment date and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. Chunghwa has filed an appeal at the Supreme Court of the Republic of China within the statutory period.

36

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

25. FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	September 30
	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets
Cash and cash equivalents	$61,033,067	$61,033,067	$50,767,239	$50,767,239
Financial assets at fair value through profit or loss	24,675	24,675	30,039	30,039
Available-for-sale financial assets	2,434,791	2,434,791	15,851,520	15,851,520
Held-to-maturity financial assets - current	1,343,595	1,343,595	754,882	754,882
Trade notes and accounts receivable, net	12,369,336	12,369,336	10,612,296	10,612,296
Receivables from related parties	428,292	428,292	609,230	609,230
Other current monetary assets	4,621,699	4,621,699	2,566,008	2,566,008
Financial assets carried at cost	2,305,354	—	2,236,048	—
Held-to-maturity financial assets - noncurrent	7,227,058	7,227,058	4,331,829	4,331,829
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,409,804	1,409,804	1,368,682	1,368,682
Liabilities
Trade notes and accounts payable	6,254,908	6,254,908	6,540,756	6,540,756
Payables to related parties	1,524,769	1,524,769	2,099,896	2,099,896
Accrued expenses	12,457,965	12,457,965	12,476,319	12,476,319
Amounts collected in trust for others (included in “other current liabilities”)	2,283,634	2,283,634	2,481,843	2,481,843
Payables to equipment suppliers (included in “other current liabilities”)	1,390,268	1,390,268	945,640	945,640
Refundable customers’ deposits (included in “other current liabilities”)	1,079,008	1,079,008	1,026,561	1,026,561
Payables to contractors (included in “other current liabilities”)	1,003,571	1,003,571	1,847,980	1,847,980
Customers’ deposits	5,815,012	5,815,012	5,993,158	5,993,158

37

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

b.	Methods and assumptions used in the determination of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)	If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market prices of the available-for-sale financial assets are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Financial assets carried at cost are investments in nonlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

c.	Fair values of financial instruments were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	September 30		September 30
	2010	2009	2010	2009

Assets
Financial assets at fair value through profit or loss	$—	$—	$24,675	$30,039
Available-for-sale financial assets	2,434,791	15,851,520	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts exposed to rate risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, Chunghwa would assess the risk before investing therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by Chunghwa if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect Chunghwa’s exposure to default by those parties to be material.

3)	Liquidation risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk is anticipated.

38

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

4)	Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, Chunghwa engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into currency swap contracts to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency. No transaction met the criteria for hedge accounting for the nine months ended September 30, 2010. The transaction was assessed as highly effective for the nine months ended September 30, 2009. There are no hedge currency swap contracts existed as of September 30, 2009.

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO and CHI, which was as follows:

1)	Holding period and contract amounts

SENAO and CHI entered into forward exchange contracts and index future contracts to reduce the exposure to foreign currency risk and price risk.

The outstanding forward exchange contracts as of September 30, 2010 and 2009 were as follows:

	Currency	Maturity Date	Contract Amount (In Thousands)

September 30, 2010

Forward exchange contracts - buy	NTD/USD	2010.10	NT$	186,033/US$5,880

September 30, 2009

Forward exchange contracts - buy	NTD/USD	2009.10	NT$	252,968/US$7,783

Outstanding index future contracts of CHI as of September 30, 2010 were as follows:

	Maturity Period	Units	Contract Amount (In Thousands)

TAIEX futures	2010.10	6	NT$	9,140
TAIEX futures	2010.12	20	NT$	31,468

2)	Market risk

The foreign exchange rate fluctuations would result in SENAO’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in CHI’s index future contracts exposed to price risk.

39

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

3)	Credit risk

Credit risk represents the potential loss that would be incurred by SENAO and CHI if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the aforementioned financial instruments are reputable financial institutions. Management does not expect SENAO’s and CHI’s exposure to default by those parties to be material. The largest amount of exposure to default by those parties of the financial instruments of SENAO and CHI is the same as carrying value.

4)	Liquidation risk

SENAO and CHI have sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

26. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for Chunghwa and its investees:

a.	Financings provided: Please see Table 1.

b.	Endorsement/guarantee provided: Please see Table 2.

c.	Marketable securities held: Please see Table 3.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 4.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 25.

k.	Investment in Mainland China: Please see Table 8.

27. SEGMENT FINANCIAL INFORMATION

Segment information. Please see Table 9.

40

TABLE 1

CHUNGHWA TELECOM CO., LTD.

FINANCINGS PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2010

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter-party	Financial Statement Account	Maximum Balance for the Year		Ending Balance	Interest Rate (Note 5)	Type of Financing (Note 2)	Transaction Amount	Reason for Short-term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company (Note 3)		Financing Company’s Financing Amount Limit (Note 4)
												Item	Value
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Other receivables	$ (SG$	543,303 23,913)	$—	6.38%	a	(Note 6)	—	$—	—	$—	$ (SG$	1,470,709 61,621)	$ (SG$	1,470,709 61,621)

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Reasons for financing are as follows:

a.	Business relationship.

b.	For short-term financing.

Note 3:	The upper limit of loans lending to any other party is no more than 100% of the net value of the latest financial statement of the lender.

Note 4:	The upper limit of loans lending to all other parties is no more than 100% of the net value of the latest financial statement of the lender.

Note 5:	It’s equals to the prime rate of Singapore plus 1%

Note 6:	Chunghwa Telecom Singapore Pte., Ltd. signed the joint venture contract with SingTel Sat Pte., Ltd. to establish ST-2 Satellite Ventures Pte., Ltd. which mainly engages in the installation and the operation of ST-2 telecommunications satellite. The amount was collected on April 1, 2010.

41

TABLE 2

CHUNGHWA TELECOM CO., LTD.

ENDORSEMENTS/GUARANTEES PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2010

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Note 3)	Maximum Balance for the Year	Ending Balance	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 3)
		Name	Nature of Relationship (Note 2)
25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	$3,756,752	$3,360,000	$2,750,000	$2,750,000	0.7%	$3,756,752

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.

b.	Majority owned subsidiary.

c.	The Company and subsidiary owns over 50% ownership of the investee company.

d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.	Guaranteed by the Company according to the construction contract.

f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The maximum amount of endorsement or guarantee amounts is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

42

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2010								Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773		$1,352,399		28		$3,638,899		Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		2,866,083		100		2,866,403		Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000		1,717,158		89		1,790,975		Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	61,869		1,470,709		100		1,470,709		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		714,093		100		645,421		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	129,590		553,763		100		553,763		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		507,834		69		454,924		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		476,566		40		681,604		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—		265,652		30		265,652		Note 1
		InfoExplorer Co., Ltd.	Subsidiary	Investments accounted for using equity method	22,498		256,070		49		213,936		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		187,299		100		187,299		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		91,094		30		51,727		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		83,005		100		105,082		Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996		67,912		56		52,248		Note 1
		KingWaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703		63,241		33		16,412		Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429		26,134		30		8,280		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		17,078		100		18,777		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	(US$	— 1 dollar	)	100	(US$	— 1 dollar	)	Note 2
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	(US$	— 1 dollar	)	100	(US$	— 1 dollar	)	Note 2
		Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927		1,789,530		12		1,387,070		Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000		200,000		17		218,661		Note 1
		Global Mobile Corp.	—	Financial assets carried at cost	12,696		127,018		11		86,905		Note 1
		iD Branding Ventures	—	Financial assets carried at cost	7,500		75,000		8		76,811		Note 1
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—		38,035		13		34,240		Note 1
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765		34,500		10		34,482		Note 1
		Innovation Works Limited	—	Financial assets carried at cost	667		21,271		7		19,961		Note 1
		CQi Energy Infocom Inc.	—	Financial assets carried at cost	2,000		20,000		18		107		Note 1
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000		—		9		947		Note 1

		Beneficiary certificates (mutual fund)
		PineBridge Flagship Glb Bal Fund of Funds	—	Available-for-sale financial assets	6,000		81,778		—		85,020		Note 3
		HSBC Glbl Emerging Markets Bd A Inc.	—	Available-for-sale financial assets	288		163,912		—		171,707		Note 3
		Templeton Global Bond A Acc $	—	Available-for-sale financial assets	289		210,001		—		224,929		Note 3

(Continued)

43

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		PIMCO Global Investment Grade Credit - Ins H Acc	—	Available-for-sale financial assets	398	$161,575	—	$174,003	Note 3
		MFS Meridian - Global Equity Fund	—	Available-for-sale financial assets	253	262,293	—	221,553	Note 3
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	121,633	Note 3
		Fidelity Fds America	—	Available-for-sale financial assets	656	114,772	—	91,578	Note 3
		JPMorgan Funds - Global Dynamic Fund	—	Available-for-sale financial assets	303	165,640	—	128,565	Note 3
		MFS Meridian -Research International Fund	—	Available-for-sale financial assets	173	131,920	—	99,877	Note 3
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	96	81,246	—	60,150	Note 3
		Schroder ISF - BRIC Fund - A1 Acc	—	Available-for-sale financial assets	31	197,071	—	194,065	Note 3
		Aberdeen Global -World Resources Fund	—	Available-for-sale financial assets	219	130,402	—	85,881	Note 3
		Parvest Europe Convertible Bond Fund	—	Available-for-sale financial assets	28	159,512	—	147,863	Note 3
		JPMorgan Funds -Global Convertibles Fund	—	Available-for-sale financial assets	347	196,579	—	181,290	Note 3
		Schroder ISF – Euro Corp. Bond A	—	Available-for-sale financial assets	260	190,098	—	178,953	Note 3
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	230	146,360	—	119,328	Note 3
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	71	63,781	—	41,636	Note 3
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	161	126,620	—	106,760	Note 3

		Bonds
		Chinatrust Commercial Bank 2nd Unsecured Subordinate Financial Debentures Issue in 2003	—	Held-to-maturity financial assets	—	199,930	—	199,930	Note 6
		China Development Industrial Bank 2nd Financial Debentures Issue in 2006	—	Held-to-maturity financial assets	—	199,222	—	199,222	Note 6
		Mega Financial Holding Co., Ltd. 1st Unsecured Corporate Bonds-B Issued in 2007	—	Held-to-maturity financial assets	—	200,000	—	200,000	Note 6
		Mega Financial Holding Co., Ltd. 2nd Unsecured Corporate Bonds-A Issued in 2007	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	—	Held-to-maturity financial assets	—	89,329	—	89,329	Note 6
		Taiwan Power Co. 5th secured Bond - A Issue in 2008	—	Held-to-maturity financial assets	—	149,959	—	149,959	Note 6
		Yuanta FHC 1St Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 6
		Taiwan Power Co. 5th secured Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	304,378	—	304,378	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	300,307	—	300,307	Note 6
		Taiwan Power Company 6th Secured Corporated Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	271,430	—	271,430	Note 6
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bond Issue in 2006	—	Held-to-maturity financial assets	—	200,811	—	200,811	Note 6
		Taiwan Power Company 3rd Unsecured Bond-A Issue in 2006	—	Held-to-maturity financial assets	—	200,615	—	200,615	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	201,324	—	201,324	Note 6

(Continued)

44

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	$201,324	—	$201,324	Note 6
		Yuanta Securities Finance Co. Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	—	Held-to-maturity financial assets	—	403,790	—	403,790	Note 6
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	102,885	—	102,885	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,907	—	99,907	Note 6
		Taiwan Power Co. 4th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	51,480	—	51,480	Note 6
		Taiwan Power Co. 5th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	208,247	—	208,247	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	102,290	—	102,290	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	411,893	—	411,893	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,952	—	49,952	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	207,135	—	207,135	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	405,931	—	405,931	Note 6
		China Steel Corporation 1[s]t Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	102,925	—	102,925	Note 6
		Chinese Petroleum Corporation 1st Unsecured corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	103,169	—	103,169	Note 6
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	203,612	—	203,612	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	100,022	—	100,022	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issued in 2008	—	Held-to-maturity financial assets	—	200,939	—	200,939	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issued in 2008	—	Held-to-maturity financial assets	—	203,379	—	203,379	Note 6
		NAN YA Company 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,912	—	99,912	Note 6
		MLPC 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	199,757	—	199,757	Note 6
		Taiwan Power Company 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	201,610	—	201,610	Note 6
		FCFC 1[s]t Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	252,306	—	252,306	Note 6
		NAN YA Company 2[n]d Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	200,795	—	200,795	Note 6

(Continued)

45

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2010						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value

		NAN YA Company 2[n]d Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—		$50,449	—		$50,449	Note 6
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—		348,639	—		348,639	Note 6
		NAN YA Company 3[r]d Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—		199,608	—		199,608	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—		299,500	—		299,500	Note 6
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—		201,416	—		201,416	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A issue in 2010	—	Held-to-maturity financial assets	—		299,743	—		299,743	Note 6
		Taiwan Power Company 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—		40,733	—		40,733	Note 6

1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	16,824		300,330	41		300,330	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	675		20,658	100		20,658	Note 1
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200		12,000	9		12,900	Note 1

		Beneficiary certificates (mutual fund)
		Prudential Financial Bond Fund	—	Available-for-sale financial assets	3,304		50,000	—		50,102	Note 3
		IBT Bond Fund	—	Available-for-sale financial assets	3,691		50,000	—		50,133	Note 3
		Fuh Hwa Global Short-term Income Fund	—	Available-for-sale financial assets	4,850		50,000	—		51,777	Note 3
		Fuh Hwa Strategic High Income Fund	—	Available-for-sale financial assets	5,000		50,000	—		55,150	Note 3
		ING Investment Grade US$ Credit Fund	—	Available-for-sale financial assets	4,735		50,000	—		49,903	Note 3

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,989	100		1,989	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200		8,081	100		8,081	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	1,000		—	2		—	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374		3,450	10		6,825	Note 1

3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	700		3,173	100		3,173	Note 1

8	Light Era Development Co., Ltd.	Stocks
		Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290		2,814,901	100		2,814,901	Note 1

9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	(SG$	423,742 17,834)	38	(SG$	423,742 17,834)	Note 1

11	InfoExplorer Co., Ltd.	Stocks
		InfoExplorer International Co., Ltd.	Subsidiary	Prepayments for long-term investments in stocks	—	(US$	24,852 795)	100	(US$	24,852 795)	Note 9

(Continued)

46

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2010						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value

18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	700	$ (US$	3,169 101)	100	$ (US$	3,169 101)	Note 9

14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317		122,509	54		122,509	Note 1
		Chunghwa Investment Holding Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,043	(US$	21,519 688)	100	(US$	21,519 688)	Note 1

		Tatung Technology Inc.	Equity-method investee	Investments accounted for using equity method	5,000		12,391	28		12,391	Note 1
		Panda Monium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602		—	43		—	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000		23,631	4		23,631	Note 1
		Senao International Co., Ltd.	Equity-method investee	Investments accounted for using equity method	717		35,145	—		36,352	Note 4
		Digimax Inc.	—	Financial assets carried at cost	2,000		36,000	4		15,804	Note 1
		Crystal Media Inc.	—	Financial assets carried at cost	1,000		15,000	5		6,107	Note 1
		iD Branding Ventures	—	Financial assets carried at cost	2,500		25,000	3		24,309	Note 1
		ChipSip Technology Co., Ltd.	—	Financial assets carried at cost	970		22,821	2		17,953	Note 8
		Giga Solar Materials Corporation	—	Financial assets carried at cost	438		48,739	1		276,465	Note 8
		UniDisplay Inc.	—	Financial assets carried at cost	4,000		46,000	3		35,057	Note 1
		A2peak Power Co. Ltd.	—	Financial assets carried at cost	1,100		27,500	3		12,830	Note 1
		Taimide Technology Ltd.	—	Financial assets carried at cost	706		12,161	1		31,353	Note 1
		CoaTronics Inc.	—	Financial assets carried at cost	1,200		12,000	9		9,744	Note 1
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost	649		29,371	—		10,470	Note 1
		XinTec Inc.	—	Financial assets carried at cost	24		1,076	—		1,343	Note 8
		DelSolar Co., Ltd.	—	Financial assets carried at cost	127		6,084	—		8,208	Note 8
		Taidoc Technology Corporation	—	Financial assets carried at cost	24		2,694	—		2,031	Note 8
		Cando Corporation	—	Financial assets carried at cost	253		4,782	—		6,170	Note 8
		Subtron Technology Co., Ltd.	—	Financial assets carried at cost	376		4,937	—		5,272	Note 8
		Huga Optotech Inc.	—	Financial assets carried at cost	415		12,870	—		12,591	Note 8
		Tatung Fine Chemicals Co.	—	Financial assets carried at cost	117		9,135	—		7,336	Note 8
		Daxon Technology Corporation	—	Financial assets carried at cost	281		9,593	—		8,666	Note 8
		Win Semiconductors Corp.	—	Financial assets carried at cost	370		10,555	—		10,057	Note 8
		OptiVision Technology Inc.	—	Financial assets carried at cost	325		10,189	—		6,516	Note 8
		Lextar Electronics Corp.	—	Financial assets carried at cost	293		15,039	—		18,461	Note 8
		SuperAlloy Industrial Co., Ltd.	—	Financial assets carried at cost	608		7,123	—		6,804	Note 8
		eMemory Technology Inc.	—	Financial assets carried at cost	32		2,733	—		3,453	Note 8
		Champion Microelectronic Corp.	—	Financial assets carried at cost	132		6,869	—		8,143	Note 8
		Edison Opto Corporation	—	Financial assets carried at cost	82		12,908	—		12,126	Note 8
		Chia Chang Co., Ltd.	—	Financial assets carried at cost	147		9,366	—		9,133	Note 8
		PChome Store Inc.	—	Financial assets carried at cost	325		14,073	—		14,073	Note 8
		Ultra Fine Optical Technology Co., Ltd.	—	Prepayments for long-term investments in stocks	—		27,000	—		27,000	Note 8
		Formosa Plastics Corporation	—	Available-for-sale financial assets	51		3,069	—		3,888	Note 4
		Fubon Financial Holding Co., Ltd.	—	Available-for-sale financial assets	261		9,265	—		10,053	Note 4
		Cathay Financial Holding Co., Ltd.	—	Available-for-sale financial assets	142		7,673	—		6,756	Note 4
		LARGAN Precision Co., Ltd.	—	Available-for-sale financial assets	—		76	—		119	Note 4
		Dynapack International Technology Corp.	—	Available-for-sale financial assets	21		2,002	—		1,921	Note 4
		Taiwan Hon Chuan Enterprise Co., Ltd.	—	Available-for-sale financial assets	142		8,193	—		8,638	Note 4

(Continued)

47

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Asia Cement Corporation	—	Available-for-sale financial assets	103	$3,305	—	$3,281	Note 4
		Anpec Electronics Corporation	—	Available-for-sale financial assets	65	2,629	—	2,596	Note 4
		China Steel Corporation	—	Available-for-sale financial assets	286	8,627	—	9,226	Note 4
		Wei Chuan Foods Corp.	—	Available-for-sale financial assets	203	8,913	—	7,602	Note 4
		Cyber Power Systems, Inc.	—	Available-for-sale financial assets	42	3,165	—	3,263	Note 4
		Gemtek Technology Co., Ltd.	—	Available-for-sale financial assets	71	3,970	—	3,830	Note 4
		Coxon Precise Industrial Co., Ltd.	—	Available-for-sale financial assets	102	7,908	—	6,212	Note 4
		Altek Corp.	—	Available-for-sale financial assets	36	1,824	—	1,657	Note 4
		Feng Hsin Iron & Steel Co., Ltd.	—	Available-for-sale financial assets	30	1,542	—	1,545	Note 4
		I-Chiun Precision Industry Co., Ltd.	—	Available-for-sale financial assets	150	7,320	—	6,015	Note 4
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	90	5,342	—	5,580	Note 4
		Swancor. Ind. Co., Ltd.	—	Available-for-sale financial assets	40	2,277	—	2,476	Note 4
		Apex Biotechnology Corp.	—	Available-for-sale financial assets	48	2,674	—	3,358	Note 4
		Via Technologies, Inc.	—	Available-for-sale financial assets	96	3,217	—	2,436	Note 4
		Cyberlink Co.	—	Available-for-sale financial assets	31	4,058	—	3,969	Note 4
		Optotech Corporation	—	Available-for-sale financial assets	240	5,473	—	5,448	Note 4
		Sino-American Silicon Products Inc.	—	Available-for-sale financial assets	10	726	—	942	Note 4
		Solar Applied Materials Technology Corp.	—	Available-for-sale financial assets	1	47	—	49	Note 4
		Tang Eng Iron Works Co., Ltd.	—	Available-for-sale financial assets	225	6,614	—	6,548	Note 4
		Pan Jit International Inc.	—	Available-for-sale financial assets	26	810	—	989	Note 4
		Lite-On Semiconductor Corp.	—	Available-for-sale financial assets	235	5,114	—	4,430	Note 4
		Ability Enterprise Co., Ltd.	—	Available-for-sale financial assets	50	2,811	—	2,590	Note 4
		Yuanta Financial Holdings	—	Available-for-sale financial assets	400	8,559	—	7,600	Note 4
		JuTeng International Holdings Limited	—	Available-for-sale financial assets	160	6,708	—	3,496	Note 4
		Sunrex Technology Corporation	—	Available-for-sale financial assets	120	4,036	—	3,810	Note 4
		Taiwan Semiconductor Co., Ltd.	—	Available-for-sale financial assets	179	4,776	—	4,511	Note 4
		Delta Electronics, Inc.	—	Available-for-sale financial assets	2	185	—	261	Note 4
		Everlight Electronics Co., Ltd.	—	Available-for-sale financial assets	50	4,825	—	4,395	Note 4
		Visual Photonics Epitaxy Co., Ltd.	—	Available-for-sale financial assets	—	26	—	28	Note 4
		Ene Technology Inc.	—	Available-for-sale financial assets	40	2,225	—	2,075	Note 4
		Realtek Semiconductor Corp.	—	Available-for-sale financial assets	76	5,901	—	5,480	Note 4
		Global Unichip Corp.	—	Available-for-sale financial assets	45	5,699	—	4,995	Note 4
		Far Eastern Department Stores Ltd.	—	Available-for-sale financial assets	21	530	—	811	Note 4
		Green Energy Technology Inc.	—	Available-for-sale financial assets	—	31	—	44	Note 4
		ALi Corporation	—	Available-for-sale financial assets	90	4,952	—	4,509	Note 4
		Integrated Memory Logic Limited	—	Available-for-sale financial assets	15	2,276	—	1,793	Note 4
		Acme Electronics Corporation	—	Available-for-sale financial assets	190	14,158	—	15,124	Note 4
		Wan Hai Lines Ltd.	—	Available-for-sale financial assets	143	3,069	—	3,110	Note 4
		Taiwan Mobile Cp., Ltd.	—	Available-for-sale financial assets	20	1,225	—	1,290	Note 4
		UPC Tech. Corp.	—	Available-for-sale financial assets	45	892	—	896	Note 4
		Richtek Technology Corp.	—	Available-for-sale financial assets	20	4,829	—	4,640	Note 4
		China Airlines Ltd.	—	Available-for-sale financial assets	8	157	—	180	Note 4
		Hua Nan Financial Holdings Co., Ltd.	—	Available-for-sale financial assets	310	6,046	—	6,293	Note 4
		TTET Union Corporation	—	Available-for-sale financial assets	50	2,033	—	2,040	Note 4
		Danen Technology Corporation	—	Available-for-sale financial assets	137	8,715	—	8,439	Note 4
		Taiwan PCB Techvest Co., Ltd.	—	Available-for-sale financial assets	100	4,900	—	4,855	Note 4
		Chenming Mold Industrial Corp.	—	Available-for-sale financial assets	115	2,849	—	2,921	Note 4

(Continued)

48

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		China Synthetic Rubber Corporation	—	Available-for-sale financial assets	190	$5,724	—	$5,653	Note 4
		ACHEM Technology Corporation	—	Available-for-sale financial assets	75	1,544	—	1,485	Note 4
		Chung Hung Steel Corporation	—	Available-for-sale financial assets	200	2,991	—	2,900	Note 4
		First Financial Holding Co. Ltd.	—	Available-for-sale financial assets	305	5,922	—	6,314	Note 4
		Chicony Electronics Co. Ltd.	—	Available-for-sale financial assets	15	979	—	990	Note 4
		Newmax Technology Co., Ltd.	—	Available-for-sale financial assets	40	5,854	—	6,000	Note 4
		Etron Technology, Inc.	—	Available-for-sale financial assets	73	1,704	—	1,752	Note 4
		Creative Sensor Inc.	—	Available-for-sale financial assets	30	766	—	762	Note 4
		Nuvoton Technology Corporation	—	Available-for-sale financial assets	367	18,717	—	21,837	Note 4
		Gigastorage Corporation	—	Available-for-sale financial assets	10	496	—	499	Note 4
		Lite-On Technology Corp.	—	Available-for-sale financial assets	10	247	—	398	Note 4
		Orise Technology Co., Ltd.	—	Available-for-sale financial assets	5	201	—	339	Note 4
		Hon Hai Precision Ind. Co., Ltd.	—	Available-for-sale financial assets	3	324	—	395	Note 4
		Chung-Hsin Electric & Machinery MFG. Corp.	—	Available-for-sale financial assets	50	935	—	913	Note 4
		AU Optronics Corp.	—	Available-for-sale financial assets	20	580	—	648	Note 4
		Wistron NeWeb Corporation	—	Available-for-sale financial assets	10	654	—	694	Note 4
		TXC Corporation	—	Available-for-sale financial assets	20	1,124	—	1,116	Note 4

		Beneficiary certificates (mutual)
		PowerShares QQQ	—	Available-for-sale financial assets	4	5,017	—	5,360	Note 4
		Jih Sun Bond Fund	—	Available-for-sale financial assets	1,068	15,042	—	15,114	Note 3
		Fuh Hwa You Li Fund	—	Available-for-sale financial assets	786	10,102	—	10,152	Note 3
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	4,185	50,001	—	50,080	Note 3
		Manulife Asia Pacific Bond Fund	—	Available-for-sale financial assets	3,444	35,000	—	36,048	Note 3
		Manulife Emerging Market High Yield Bond Fund-A	—	Available-for-sale financial assets	2,000	20,000	—	19,997	Note 3
		Cathy Mandarin Fund	—	Available-for-sale financial assets	1,019	10,000	—	10,855	Note 3
		Fuh Hwa Global Fixed Income Fund of Funds	—	Available-for-sale financial assets	1,899	20,757	—	24,653	Note 3
		Cathy Man AHL Futures Trust Fund of Funds	—	Available-for-sale financial assets	2,474	25,000	—	25,281	Note 3
		KGI EM Trend ETF Fund of Funds	—	Available-for-sale financial assets	1,500	15,000	—	14,895	Note 3
		Fuh Hwa Emerging Market Active Allocation Fund of Funds	—	Available-for-sale financial assets	1,000	10,000	—	10,040	Note 3
		iShares FTSE/ Xinhua A50 China Index ETF	—	Available-for-sale financial assets	85	4,156	—	4,214	Note 4
		iShares CSI A-Share Consumer Staples Index ETF	—	Available-for-sale financial assets	20	1,733	—	1,695	Note 4

		Bonds
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	500	51,114	—	51,196	Note 4
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	—	Available-for-sale financial assets	500	50,892	—	51,341	Note 4

		Convertible bonds
		Epistar Corporation Ltd. 3rd Convertible Bond	—	Financial assets at fair value through profit or loss	17	1,815	—	1,884	Note 4
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	—	Financial assets at fair value through profit or loss	40	4,351	—	4,400	Note 4

(Continued)

49

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2010						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value
		Asia Optical’s Second Domestic Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	32		$3,200	—		$3,616	Note 4
		King Slide works Co., Ltd. 2nd convertible bond	—	Financial assets at fair value through profit or loss	50		5,000	—		5,225	Note 4
		Everlight Electronics Co., Ltd. 4th Convertible Bonds	—	Financial assets at fair value through profit or loss	50		5,000	—		5,225	Note 4
		Jintex Corp. 2nd Domestic Secured Convertible Bonds	—	Financial assets at fair value through profit or loss	10		1,000	—		1,380	Note 4
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds	—	Financial assets at fair value through profit or loss	40		4,008	—		4,300	Note 4
		TUL the Third Security Convertible Bond	—	Financial assets at fair value through profit or loss	15		1,500	—		1,493	Note 4
		Yuanta Financial Holding Co., Ltd. 1st Domestic Convertible Bond	—	Financial assets at fair value through profit or loss	85		8,500	—		9,180	Note 4
20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. USA Corporation	Subsidiary	Investment accounted for using equity method	400	(US$	12,504 400)	100	(US$	12,504 400)	Note 11
22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Subsidiary	Investment accounted for using equity method	—		—	100		—	Note 7
		HopeTech Technologies Limited	Equity-method investee	Investment accounted for using equity method	5,240		20,657	45		20,657	Note 1
24	Chunghwa Investment Holding Co., Ltd.	Stocks
		CHI One Investment Co., Limited	Subsidiary	Investment accounted for using equity method	3,500	(US$	11,018 352)	100	(US$	11,018 352)	Note 1
26	CHI One Investment Co., Limited	Stocks
		Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investment accounted for using equity method	—	(US$	10,444 335)	49	(US$	10,444 335)	Note 1
27	InfoExplorer International Co., Ltd.	Stocks
		InfoExplorer (Hong Kong) Co., Limited	Subsidiary	Prepayments for long-term investments in stocks	—	(US$	24,382 780)	100	(US$	24,382 780)	Note 10

Note 1:	The net asset values of investees were based on unreviewed financial statements.

Note 2:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not yet begun operation as of September 30, 2010. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Note 3:	The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on September 30, 2010.

Note 4:	Market value was based on the closing price on September 30, 2010.

Note 5:	Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.

Note 6:	The net asset values of investees were based on amortized cost.

(Continued)

50

Note 7:	Senao International HK Limited (SIHK) was established by SIS in 2009. No capital is injected in SIHK yet by September 30, 2010.

Note 8:	Market value of emerging stock was based on the average trading price on September 30, 2010.

Note 9:	InfoExplorer International Co., Ltd. (IESA) was established by IFE in 2010. Prepayment for long-term investment, US$795 thousand, was injected in IESA by September 2010, but IESA has not been registered and has not yet begun operation as of September 30, 2010.

Note 10:	InfoExplorer (Hong Kong) Co., Limited (IEHK) was established by IESA in 2010. Prepayment for long-term investment, US$780 thousand, was injected in IEHK by September 2010, but IEHK has not been registered and has not yet begun operation as of September 30, 2010.

Note 11:	Chunghwa Precision Test Tech. USA Corporation (CHPT (US)) was established by Chunghwa Precision Test Tech. Co., Ltd. in 2010. CHPT (US) has been injected capital in an amount of US$400 thousand and completed its registration in September 2010; however, it has not yet begun operation as of September 30, 2010.

(Concluded)

51

TABLE 4

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2010

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Stocks
		Donghwa Telecom Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	51,590	$230,528 (Note 4)	78,000	$320,740	—	$—	$—	$—	129,590	$553,763 (Note 4)

		Beneficiary certificates (mutual fund)
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	194,181	2,500,000	—	—	194,181	2,521,514	2,500,000	21,514	—	—
		Yuanta Wan Tai Bond Fund	Available-for-sale financial assets	—	—	173,683	2,500,000	103,616	1,500,000	277,299	4,013,901	4,000,000	13,901	—	—
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	126,106	1,500,000	—	—	126,106	1,504,977	1,500,000	4,977	—	—
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	129,654	2,008,787	—	—	129,654	2,022,219	2,008,787	13,432	—	—
		Fuh-Hwa Bond Fund	Available-for-sale financial assets	—	—	108,849	1,500,000	—	—	108,849	1,504,158	1,500,000	4,158	—	—
		JPMorgan (Taiwan) Global Balanced	Available-for-sale financial assets	—	—	14,161	200,000	—	—	14,161	217,864	200,000	17,864	—	—
		Fuh Hwa Aegis	Available-for-sale financial assets	—	—	17,813	234,684	—	—	17,813	223,070	234,684	(11,614)	—	—
		AGI Global Quantitative Balanced Fund	Available-for-sale financial assets	—	—	17,000	197,821	—	—	17,000	192,888	197,821	(4,933)	—	—
		Capital Value Balance	Available-for-sale financial assets	—	—	8,000	141,776	—	—	8,000	147,134	141,776	5,358	—	—
		Fuh Hwa Life Goal Balance	Available-for-sale financial assets	—	—	9,330	140,000	—	—	9,330	146,341	140,000	6,341	—	—
		Capital Asia-Pacific Mega-Trend	Available-for-sale financial assets	—	—	15,074	200,000	—	—	15,074	213,752	200,000	13,752	—	—
		PineBridge Flagship Global Balance FoFs	Available-for-sale financial assets	—	—	25,679	350,000	—	—	19,679	274,049	268,222	5,827	6,000	81,778
		Franklin Templeton Glbl Bd FoFs	Available-for-sale financial assets	—	—	14,000	158,018	3,984	50,000	17,984	238,068	208,018	30,050	—	—
		Cathay Global Aggressive Fund of Funds	Available-for-sale financial assets	—	—	15,570	210,000	—	—	15,570	193,523	210,000	(16,477)	—	—
		Polaris Global Emerging Market	Available-for-sale financial assets	—	—	13,603	200,000	—	—	13,603	206,478	200,000	6,478	—	—
		HSBC Global Of Bonds	Available-for-sale financial assets	—	—	22,838	250,000	—	—	22,838	274,690	250,000	24,690	—	—
		Fuh Hwa Global Fixed Inc FoFs	Available-for-sale financial assets	—	—	11,512	140,000	4,082	50,000	15,594	201,144	190,000	11,144	—	—
		Fidelity US High Yield Fund	Available-for-sale financial assets	—	—	535	206,588	—	—	535	192,038	206,588	(14,550)	—	—
		Credit Suisse Equity Fund (Lux) Global Resources	Available-for-sale financial assets	—	—	10	130,402	—	—	10	130,402	130,402	—	—	—
		Aberdeen Global - World Resources Fund	Available-for-sale financial assets	—	—	—	—	219	130,402	—	—	—	—	219	130,402
		Parvest Convertible Bond Europe	Available-for-sale financial assets	—	—	71	398,787	—	—	43	218,856	239,275	(20,419)	28	159,512
		JPMorgan Funds - Global Convertibles Fund	Available-for-sale financial assets	—	—	868	491,450	—	—	521	262,547	294,871	(32,324)	347	196,579
		Fidelity Euro Balanced Fund	Available-for-sale financial assets	—	—	476	303,683	—	—	246	127,418	157,323	(29,905)	230	146,360
		MFS Meridian - European Equity Fund	Available-for-sale financial assets	—	—	171	178,920	—	—	171	129,932	178,920	(48,988)	—	—
		Polaris Taiwan Top 50 Tracker	Available-for-sale financial assets	—	—	1,710	91,574	1,170	58,791	2,880	162,491	150,365	12,126	—	—

		Bonds
		China Development Financial Holding Corporation Unsecured Corporate Bond-AB issue in 2005	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	200,000	200,000	—	—	—
		Taiwan Power Co. 5th secured Bond-A issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		Yuanta Securities Finance Co. Ltd. 1ND Unsecured Corporate Bonds-B issue in 2007	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 3)	—	—	—	—	—	400,000 (Note 3)

(Continued)

52

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond issue in 2009	Held-to-maturity financial assets	—	—	—	$—	—	$300,000 (Note 3)	—	$—	$—	$—	—	$300,000 (Note 3)
		Taiwan Power Co. 5th secured Bond-B issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 3)	—	—	—	—	—	400,000 (Note 3)
		China Steel Corporation 1st Unsecured Corporate Bonds issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds - A issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	250,000 (Note 3)	—	—	—	—	—	250,000 (Note 3)
		NAN YA Company 3rd Unsecured Corporate Bonds issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Taiwan Power Co. 1st Secured Corporate Bond-A issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	240,000 (Note 3)	—	—	—	—	—	240,000 (Note 3)
		FCFC 1st Unsecured Corporate Bonds issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	250,000 (Note 3)	—	—	—	—	—	250,000 (Note 3)
		Taiwan Power Co. 4th Secured Corporate Bond-B issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	350,000 (Note 3)	—	—	—	—	—	350,000 (Note 3)
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Taiwan Power Co. 4th Secured Corporate Bond-A issue in 2010	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
8	Light Era Development Co., Ltd.	Stocks
		Yao Yong Real Property Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	—	83,290	2,793,667	—	—	—	—	83,290	2,814,901 (Note 2)

Note 1:	Showing at their original carrying amounts without adjustments for fair values.

Note 2:	The ending balance includes investment gain (loss) recognized under equity method.

Note 3:	Stated at its nominal amounts.

Note 4:	The ending balance includes investment gain(loss) recognized under equity method and cumulative transaction adjustments.

(Concluded)

53

TABLE 5

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL NINE MONTHS ENDED SEPTEMBER 30, 2010

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,207,271 (Note 4)	1	30 days	(Note 2)	(Note 2)	$296,852 (Note 5)		2
				Purchase	3,736,432 (Note 3)	5	30-90 days	(Note 2)	(Note 2)	(738,891 (Note 6	) )	(10)
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	506,302 (Note 8)	—	30 days	—	—	(147,253 (Note 7	) )	(2)
		CHIEF Telecom Inc.	Subsidiary	Sales	186,349	—	30 days	(Note 2)	(Note 2)	22,250		—
				Purchase	217,222	—	60 days	(Note 2)	(Note 2)	(41,079)		(1)
		Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	104,406	—	90 days	—	—	(48,077)		(1)
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Sales	226,811	—	60 days	—	—	5,050		—
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	550,367	1	30-90 days	—	—	(54,032)		(1)

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	3,738,429 (Note 3)	26	30-90 days	(Note 2)	(Note 2)	729,689 (Note 6)		62
				Purchase	1,174,342 (Note 4)	10	30 days	(Note 2)	(Note 2)	(66,197 (Note 5	) )	(5)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	842,068 (Note 8)	78	30 days	—	—	168,253 (Note 7)		72

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	217,222	24	60 days	(Note 2)	(Note 2)	41,079		30
				Purchase	186,349	27	30 days	(Note 2)	(Note 2)	(22,250)		(30)

5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	104,406	48	90 days	—	—	48,077		55

Note 1:	Excluding payment and receipts collected in trust for others.

Note 2:	Transaction terms were determined in accordance with mutual agreements.

Note 3:	The difference was because Senao International Co., Ltd. classified the amount as property, plant and equipment, inventories and other current assets.

Note 4:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 5:	The difference was because Senao International Co., Ltd. classified the amount as other payables.

Note 6:	The difference was because Senao International Co., Ltd. classified the amount as other receivables and other current assets.

Note 7:	The difference was because Chunghwa classified the amount as payables to contractors.

Note 8:	The difference was because Chunghwa classified the amount as property, plant and equipment, inventories, spare parts and intangible assets.

54

TABLE 6

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2010

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$296,852	9.61	$—	—	$26,778	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	971,336	7.47	—	—	1,334	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	168,253	3.79	—	—	43,442	—

Note:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

55

TABLE 7

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

NINE MONTHS ENDED SEPTEMBER 30, 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2010			Net Income (Loss) of	Recognized Gain (Loss)	Note
					September 30, 2010	December 31, 2009	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	the Investee	(Notes 1 and 2)
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,352,399	$942,657	$265,941	Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	2,866,083	(60,706)	(60,593)	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709	1,738,709	178,000	89	1,717,158	102,952	90,153	Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	1,389,939	1,389,939	61,869	100	1,470,709	5,082	5,082	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	714,093	20,519	7,668	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	522,003	201,263	129,590	100	553,763	14,808	14,808	Subsidiary
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	507,834	84,019	60,227	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	476,566	215,101	89,138	Equity-method investee
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	265,652	40,539	12,167	Equity-method investee
		InfoExplorer Co., Ltd.	Banqiao City, Taipei	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	49	256,070	(23,405)	(17,957)	Subsidiary
		Chunghwa International Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	187,299	35,100	35,100	Subsidiary
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	91,094	19,085	5,726	Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	83,005	23,894	21,602	Subsidiary
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	67,912	18,632	10,816	Subsidiary
		KingWaytek Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,703	33	63,241	(5,307)	(5,940)	Equity-method investee
		So-net Entertainment Taiwan	Taipei	Online service and sale of computer hardware	60,008	60,008	3,429	30	26,134	(15,951)	(4,785)	Equity-method investee
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	17,291	1	100	17,078	7,409	5,710	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Note 3)	—	— (Note 3)	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Note 3)	—	— (Note 3)	Subsidiary

(Continued)

56

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2010					Net Income (Loss) of			Recognized Gain (Loss)			Note
					September 30, 2010		December 31, 2009		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value			the Investee			(Notes 1 and 2)
1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales.		$206,190		$206,190	16,824	41		$300,330			$107,950			$44,262		Equity- method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment		21,395		—	675	100		20,658			(455)			(455)		Subsidiary
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service.		2,000		2,000	200	100		1,989			(9)			(9)		Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	(US$	6,068 200)	(US$	6,068 200)	200	100	(US$	8,081 259)		(US$	668 21)		(US$	668 21)		Subsidiary
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd	Brunei	Providing advanced business solutions to telecommunications	(US$	22,530 700)	(US$	16,179 500)	700	100	(US$	3,173 102)		(US$	(3,933 (123	) ))	(US$	(3,933 (123	) ))	Subsidiary
8	Light Era Development Co., Ltd.	Yao Yong Real Property co., Ltd.	Taipei	Real estate leasing business		2,793,667		—	83,290	100		2,814,901			30,707			21,234		Subsidiary
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	(SG$	409,061 18,102)	(SG$	409,061 18,102)	18,102	38	(SG$	423,742 17,834)		(SG$	(2,676 (116	) ))	(SG$	(1,017 (44	) ))	Equity- method investee
11	InfoExplorer Co., Ltd.	InfoExplorer International Co., Ltd.	Samoa Islands	International investment	(US$	24,852 795)		—	—	100	(US$	24,852 795 (Note 5	) )		—			— (Note 5)		Subsidiary
14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Tao Yuan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products		91,875		91,875	10,317	54		122,509			24,095			12,949		Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	(US$	34,483 1,043)	(US$	20,000 589)	1,043	100	(US$	21,519 688)		((US$	(2,838 89	) ))	((US$	(2,838 89	) ))	Subsidiary
		Tatung Technology Inc.	Taipei	The product of SET TOP BOX		50,000		50,000	5,000	28		12,391			(87,010)			(23,753)		Equity- method investee
		Panda Monium Company Ltd.	Cayman	The production of animation	(US$	20,000 602)	(US$	20,000 602)	602	43		—			—			—		Equity- method investee
		CHIEF Telecom Inc.	Taipei	Telecommunication and internet service		20,000		20,000	2,000	4		23,631			84,019			3,075		Equity- method investee
		Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products		30,188		—	717	—		35,145			942,657			2,353		Equity- method investee
18	Concord Technology Co., Ltd	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	(US$	22,530 700)	(US$	16,179 500)	700	100	(US$	3,169 101)		(US$	(3,933 (123	) ))	(US$	(3,933 (123	) ))	Subsidiary
22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment		—		—	—	100		— (Note 4)			—			— (Note 4)		Subsidiary
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	(US$	21,395 675)		—	5,240	45	(US$	20,657 660)		(US$	(1,014 (32	) ))	(US$	(456 (14	) ))	Equity- method investee
24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	(US$	14,483 450)		—	3,500	100	(US$	11,018 347)		(US$	(2,761 (85	) ))	(US$	(2,761 (85	) ))	Subsidiary
26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	Xiamen	Customer Services and platform rental activities	(US$	13,862 431)		—	—	49	(US$	10,444 354)		(US$	(5,567 (174	) ))	(US$	(2,728 (86	) ))	Equity- method investee
27	InfoExplorer International Co., Ltd.	InfoExplorer (Hong Kong) Co., Limited	Hong Kong	International investment	(US$	24,382 780)		—	—	100	(US$	24,382 780 (Note 6	) )		—			— (Note 6)		Subsidiary
28	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	(US$	12,504 400)		—	400	100	(US$	12,504 400 (Note 7	) )		—			— (Note 7)		Subsidiary

(Continued)

57

Note 1:	The equity in net income (loss) of investees was based on unreviewed financial statements, except Senao International Co., Ltd.

Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not yet begun operation as of September 30, 2010. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Note 4:	Senao International Co., Ltd. established Senao International HK Limited (SIHK) by the subsidiary, SIS in 2009. No capital is injected in SIHK yet by September 30, 2010.

Note 5:	InfoExplorer International Co., Ltd. (IESA) was established by IFE in 2010. Prepayment for long-term investment, US$795 thousand, is injected in IESA by September 2010, but IESA has not been registered and has not yet begun operation as of September 30, 2010.

Note 6:	InfoExplorer (Hong Kong) Co., Limited (IEHK) was established by IESA in 2010. Prepayment for long-term investment, US$780 thousand, is injected in IEHK by September 2010, but IEHK has not been registered and has not yet begun operation as of September 30, 2010.

Note 7:	Chunghwa Precision Test Tech. USA Corporation (CHPT (US)) was established by Chunghwa Precision Test Tech. Co., Ltd. in 2010. CHPT (US) has been injected capital in an amount of US$400 thousand and completed its registration in September 2010; however, it has not yet begun operation as of September 30, 2010.

(Concluded)

58

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

NINE MONTHS ENDED SEPTEMBER 30, 2010

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2010		Investment Flows		Inflow	Accumulated Outflow of Investment from Taiwan as of September 30, 2010		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)			Carrying Value as of September 30, 2010		Accumulated Inward Remittance of Earnings as of September 30, 2010
							Outflow

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ (US$	22,530 700)	Note 1	$ (US$	16,179 500)	$ (US$	6,351 200)	$—	$ (US$	22,530 700)	100%	$ ((US$	(3,933 123)	) )	$ (US$	3,169 101)	$—

Xiamen Sertec Business Technology Co., Ltd.	Customer Services and platform rental activities	(US$	28,282 880)	Note 1		—	(US$	13,862 431)	—	(US$	13,862 431)	49%	((US$	(2,728 86)	) )	(US$	10,444 354)	—

Accumulated Investment in Mainland China as of September 30, 2010		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA
$ (US$	22,530 700)	$ (US$	48,169 1,500)	$387,253 (Note 3)
(US$	13,862 431)	(US$	79,882 2,500)	1,270,594 (Note 4)

Note 1:	Chunghwa System Integration Co., Ltd. and Chunghwa Investment Co., Ltd. indirectly owns this investee through an investment company registered in a third region.

Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s unreviewed financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.

59

TABLE 9

CHUNGHWA TELECOM CO., LTD.

SEGMENT INFORMATION

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total

Nine months ended September 30, 2010

Revenues from external customers	$52,193,691	$57,000,501	$17,646,022	$11,591,004	$171,308	$—	$138,602,526

Intersegment revenues (Note 2)	$10,472,600	$1,515,021	$716,213	$1,126,419	$1,172	$(13,831,425)	$—

Segment income before tax	$13,386,334	$22,169,467	$7,273,548	$2,134,807	$(1,049,929)	$—	$43,914,227

Total assets	$228,273,588	$57,982,993	$15,875,687	$20,655,176	$99,878,936	$—	$422,666,380

Nine months ended September 30, 2009

Revenues from external customers	$53,045,776	$55,363,190	$16,635,358	$11,409,083	$143,052	$—	$136,596,459

Intersegment revenues (Note 2)	$9,816,884	$1,422,484	$517,217	$1,064,383	$347	$(12,821,315)	$—

Segment income before tax	$12,573,418	$22,795,140	$6,698,987	$1,775,486	$(981,452)	$—	$42,861,579

Total assets	$238,275,397	$59,522,255	$16,103,399	$18,343,343	$96,000,122	$—	$428,244,516

Note 1:	The Company organizes its reporting segments based on types of organizational business. The five reporting segments are segregated as below: domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

•	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

•	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

•	Internet business - the provision of HiNet services and related services;

•	International fixed communications business - the provision of international long distance telephone services and related services;

•	Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:	Represents intersegment revenues from goods and services.

Note 3:	Beginning from September 1, 2009, the Company redefined its financial reporting operating segments into five operating segments: (a) domestic fixed communications business, (b) mobile communications business, (c) internet business, (d) international fixed communications business and (e) others. Prior to September 1, 2009, Chunghwa Telecom had six operating segments: (a) local operations, (b) domestic long distance operations, (c) international long distance operations, (d) cellular service operations, (e) internet and data operations and (f) all others. The redefinition of the Company’s operating segments is expected to facilitate the management’s ability to assess the performance of each operating segment by conforming the Company’s operating segments to the international trends of other telecommunications companies in general. The Company also early adopted the Statement of Financial accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009.

60

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2010 and 2009 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of September 30, 2010 and 2009, and the related consolidated statements of income and cash flows for the nine months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with the Statement on of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

As discussed in Note 2 to the consolidated financial statements, the financial statements of certain subsidiaries as of and for the nine months ended September 30, 2010 and 2009 have not been reviewed. The total assets of these subsidiaries were 3.52% (NT$15,186,321 thousand) and 2.53% (NT$10,972,584 thousand), and the total liabilities of these subsidiaries were 11.19% (NT$6,188,816 thousand) and 4.57% (NT$2,567,970 thousand), of the related consolidated amounts as of September 30, 2010 and 2009, respectively. The total revenues of these subsidiaries were 1.80% (NT$2,705,963 thousand) and 1.61% (NT$2,373,528 thousand) of the related consolidated revenues for the nine months ended September 30, 2010 and 2009, respectively and their net losses were NT$427,274 thousand and NT$322,787 thousand for the nine months ended September 30, 2010 and 2009, respectively. Further, as discussed in Note 12 to the consolidated financial statements, the financial statements of all equity method investees as of and for the nine months ended September 30, 2010 and 2009 have not been reviewed. The aggregate carrying values of these equity method investees were NT$1,690,251 thousand and NT$1,678,889 thousand as of September 30, 2010 and 2009, respectively, and the equity in earnings (losses) were NT$112,614 thousand and NT$(30,742) thousand for the nine months ended September 30, 2010 and 2009, respectively.

Based on our reviews, except for the effects of such adjustments, if any, as might have been determined to be necessary had we reviewed financial statements of certain subsidiaries and equity method investees referred to in the preceding paragraph, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, the Company early adopted the new Statements of Financial Accounting Standards No. 41, “Operating Segments” (“SFAS No. 41”) beginning from September 1, 2009.

/S/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

October 25, 2010

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$67,400,348	16	$55,759,268	13
Financial assets at fair value through profit or loss (Notes 2 and 5)	61,377	—	68,800	—
Available-for-sale financial assets (Notes 2 and 6)	3,285,019	1	16,578,732	4
Held-to-maturity financial assets (Notes 2 and 7)	1,343,595	—	754,882	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,679,116 thousand in 2010 and $2,878,069 thousand in 2009 (Notes 2, 8 and 21)	13,360,344	3	11,610,519	3
Receivables from related parties (Note 28)	36,559	—	118,730	—
Other monetary assets (Notes 9 and 21)	4,657,167	1	2,713,938	1
Inventories (Notes 2, 3, 10 and 21)	3,884,944	1	4,134,120	1
Deferred income tax assets (Notes 2 and 25)	94,161	—	108,408	—
Restricted assets (Notes 21, 29 and 30)	144,936	—	118,949	—
Other current assets (Notes 11, 21 and 28)	6,472,682	1	6,915,609	1

Total current assets	100,741,132	23	98,881,955	23

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	1,690,251	—	1,678,889	—
Financial assets carried at cost (Notes 2 and 13)	2,744,402	1	2,440,313	1
Held-to-maturity financial assets (Notes 2 and 7)	7,227,058	2	4,331,829	1
Other monetary assets (Notes 14 and 30)	1,000,000	—	1,000,000	—

Total long-term investments	12,661,711	3	9,451,031	2

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15, 28, 29 and 30)
Cost
Land	103,719,103	24	101,474,007	23
Land improvements	1,538,009	—	1,514,307	—
Buildings	67,241,532	16	63,096,081	15
Computer equipment	15,882,509	4	15,874,565	4
Telecommunications equipment	656,243,444	152	652,099,994	150
Transportation equipment	1,959,406	—	2,235,040	1
Miscellaneous equipment	7,193,903	2	7,324,772	2

Total cost	853,777,906	198	843,618,766	195
Revaluation increment on land	5,800,909	1	5,810,342	1

	859,578,815	199	849,429,108	196
Less: Accumulated depreciation	567,883,608	131	553,042,029	128

	291,695,207	68	296,387,079	68
Construction in progress and advances related to acquisition of equipment	13,244,355	3	15,330,891	4

Property, plant and equipment, net	304,939,562	71	311,717,970	72

INTANGIBLE ASSETS (Note 2)
3G concession	6,176,022	2	6,924,631	2
Goodwill	283,054	—	278,488	—
Others	517,991	—	562,423	—

Total intangible assets	6,977,067	2	7,765,542	2

OTHER ASSETS
Leased assets	414,102	—	1,059,796	—
Idle assets (Note 2)	907,930	—	957,934	—
Refundable deposits	1,497,284	—	1,479,661	1
Deferred income tax assets (Notes 2 and 25)	446,507	—	1,275,299	—
Restricted assets (Note 29)	60,692	—	59,208	—
Others (Note 28)	3,293,535	1	1,087,820	—

Total other assets	6,620,050	1	5,919,718	1

TOTAL	$431,939,522	100	$433,736,216	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 16)	$145,686	—	$790,000	—
Short-term bills payable (Notes 17 and 21)	129,963	—	—	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	3,786	—	2,401	—
Trade notes and accounts payable (Note 21)	8,066,803	2	8,293,481	2
Payables to related parties (Note 28)	95,747	—	764,241	—
Income tax payable (Notes 2 and 25)	2,629,571	1	2,351,985	—
Accrued expenses (Notes 18 and 21)	13,451,247	3	13,136,089	3
Current portion of long-term loans (Note 20)	108,869	—	113,426	—
Other current liabilities (Notes 19, 21, and 28)	16,964,237	4	16,244,454	4

Total current liabilities	41,595,909	10	41,696,077	9

NONCURRENT LIABILITIES
Long-term loans (Note 20)	3,375,489	1	256,786	—
Deferred income (Note 2)	2,549,509	—	2,414,029	1

Total noncurrent liabilities	5,924,998	1	2,670,815	1

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 27)	1,271,174	—	5,205,828	1
Customers’ deposits	5,868,394	2	6,043,093	2
Others	533,139	—	436,293	—

Total other liabilities	7,672,707	2	11,685,214	3

Total liabilities	55,288,600	13	56,147,092	13

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 2, 6, 15 and 22)
Capital stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 9,696,808 thousand shares in 2010 and 10,666,489 thousand shares in 2009	96,968,082	23	106,664,890	25

Additional paid-in capital
Capital surplus	169,496,289	39	169,496,289	39
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	2,262	—	3	—

Total additional paid-in capital	169,511,721	39	169,509,462	39

Retained earnings
Legal reserve	61,361,255	14	56,987,241	13
Special reserve	2,675,894	1	2,675,894	—
Unappropriated earnings	36,951,097	8	33,170,864	8

Total retained earnings	100,988,246	23	92,833,999	21

Other adjustments
Cumulative translation adjustments	34,421	—	14,583	—
Unrecognized net loss of pension	(84,487)	—	(5)	—
Unrealized loss on financial instruments	(341,868)	—	(757,816)	—
Unrealized revaluation increment	5,803,446	1	5,812,879	1

Total other adjustments	5,411,512	1	5,069,641	1

Total equity attributable to stockholders of the parent	372,879,561	86	374,077,992	86

MINORITY INTEREST IN SUBSIDIARIES	3,771,361	1	3,511,132	1

Total stockholders’ equity	376,650,922	87	377,589,124	87

TOTAL	$431,939,522	100	$433,736,216	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated October 25, 2010)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%

NET REVENUES (Note 28)	$150,134,417	100	$147,234,655	100

OPERATING COSTS (Note 28)	84,076,382	56	82,942,804	57

GROSS PROFIT	66,058,035	44	64,291,851	43

OPERATING EXPENSES (Note 28)
Marketing	16,480,842	11	15,938,063	11
General and administrative	2,923,081	2	2,799,267	2
Research and development	2,424,301	2	2,322,231	1

Total operating expenses	21,828,224	15	21,059,561	14

INCOME FROM OPERATIONS	44,229,811	29	43,232,290	29

NON-OPERATING INCOME AND GAINS (Note 28)
Interest income	333,734	1	404,157	—
Equity in earnings of equity method investees, net	112,614	—	—	—
Gain on disposal of financial instrument, net	35,102	—	—	—
Foreign exchange gain, net	32,845	—	64,643	—
Dividend income	19,944	—	53,816	—
Valuation gain on financial instruments, net	3,324	—	122,848	—
Others	299,304	—	492,110	1

Total non-operating income and gains	836,867	1	1,137,574	1

NON-OPERATING EXPENSES AND LOSSES
Interest expense	98,490	—	11,578	—
Impairment loss on assets	52,916	—	85,349	—
Loss arising from natural calamities	14,152	—	186,271	—
Loss on disposal of property, plant and equipment, net	11,057	—	31,706	—
Loss on disposal of financial instruments, net	—	—	146,989	—
Equity in losses of equity method investees, net	—	—	30,742	—
Others	46,701	—	121,546	—

Total non-operating expenses and losses	223,316	—	614,181	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%

INCOME BEFORE INCOME TAX	$44,843,362	30	$43,755,683	30

INCOME TAX EXPENSE (Notes 2 and 25)	7,186,400	5	9,974,950	7

CONSOLIDATED NET INCOME	$37,656,962	25	$33,780,733	23

ATTRIBUTED TO
Stockholders of the parent	$36,944,190	25	$33,178,919	23
Minority interests	712,772	—	601,814	—

	$37,656,962	25	$33,780,733	23

	2010		2009
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income

EARNINGS PER SHARE (Note 26)
Basic earnings per share	$4.53	$3.81	$4.42	$3.42

Diluted earnings per share	$4.51	$3.80	$4.41	$3.41

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated October 25, 2010)

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$37,656,962	$33,780,733
Provision for doubtful accounts	265,522	360,721
Depreciation and amortization	25,724,490	27,356,475
Amortization of premium of financial assets	26,531	11,171
Valuation loss on inventory	20,744	1,112
Valuation gain on financial instruments, net	(3,324)	(122,848)
Loss (gain) on disposal of financial instruments, net	(35,102)	146,989
Loss on disposal of property, plant and equipment, net	11,057	31,706
Loss on disposal of leased assets	—	24
Gain on disposal of idle assets	—	(17,210)
Equity in loss (earnings) of equity method investees, net	(112,614)	30,742
Dividends received from equity investees	35,862	89,279
Impairment loss on assets	52,916	85,349
Loss arising from natural calamities	14,152	186,271
Deferred income taxes	48,991	297,892
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	(1,448)	188,221
Trade notes and accounts receivable	(1,540,266)	(1,036,319)
Receivables from related parties	(20,580)	(42,626)
Other monetary assets	(1,223,629)	(541,119)
Inventories	141,546	(175,156)
Other current assets	(2,666,463)	(2,560,131)
Increase (decrease) in:
Financial liabilities held for trading	(2,203)	62
Trade notes and accounts payable	(1,676,280)	(2,915,730)
Payables to related parties	(287,772)	148,813
Income tax payable	(1,681,968)	(3,336,651)
Accrued expenses	(3,996,283)	(3,383,119)
Other current liabilities	1,560,622	500,344
Deferred income	64,066	351,904
Accrued pension liabilities	53,667	29,824

Net cash provided by operating activities	52,429,196	49,466,723

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial asset at fair value through profit or loss	(27,326)	(33,625)
Proceeds from disposal of designated financial asset at fair value through profit or loss	23,350	47,541
Acquisition of available-for-sale financial assets	(2,598,131)	(7,376,132)
Proceeds from disposal of available-for-sale financial assets	15,232,678	6,885,292
Acquisition of held-to-maturity financial assets	(4,556,071)	(1,948,505)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2010	2009

Proceeds from disposal of held-to-maturity financial assets	$988,144	$664,160
Acquisition of financial assets carried at cost	(276,965)	(8,946)
Proceeds from disposal of financial assets carried at cost	171,051	285,859
Acquisition of investments accounted for using equity method	(35,257)	(559,725)
Acquisition of property, plant and equipment	(15,496,748)	(16,558,674)
Proceeds from disposal of property, plant and equipment	76,240	32,443
Increase in intangible assets	(131,455)	(148,467)
Decrease (increase) in restricted assets	37,145	(63,286)
Increase in other assets	(1,964,504)	(1,171,074)

Net cash used in investing activities	(8,557,849)	(19,953,139)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	(617,314)	512,000
Increase in short-term bills payable	129,963	—
Repayment of long-term loans	(92,074)	(91,867)
Increase in long-term loans	3,237,854	400,000
Decrease in customers’ deposits	(134,767)	(77,021)
Increase (decrease) in other liabilities	141,411	(184,218)
Cash dividends paid	(39,369,041)	(37,138,775)
Capital reduction	(9,696,808)	(19,115,554)
Proceeds from exercise of employee stock option granted by subsidiary	74,301	47,618
Decrease in minority interests	(660,076)	—

Net cash used in financing activities	(46,986,551)	(55,647,817)

EFFECT OF EXCHANGE RATE CHANGES	20,043	(7,538)

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	(2,763,981)	612,874

NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,859,142)	(25,528,897)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	73,259,490	81,288,165

CASH AND CASH EQUIVALENTS, END OF PERIOD	$67,400,348	$55,759,268

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$91,289	$8,033

Income tax paid	$8,810,189	$13,011,011

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$81,663	$113,426

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2010	2009

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$14,076,517	$15,209,269
Payables to suppliers	1,419,500	1,378,149
Prepayments for equipment	731	(28,744)

	$15,496,748	$16,558,674

The acquisition of Yao Yong Real Property Co., Ltd. (“YYRP”) by Light Era Development Co., Ltd. (LED) was made on March 1, 2010. The following table presents the allocation of acquisition costs of YYRP to assets acquired and liabilities assumed based on their fair values on the basis of the final data obtained on April 12, 2010:

Cash and cash equivalents	$29,686
Other monetary assets	13,439
Deferred income tax assets	5,603
Property, plant, and equipment	2,781,547
Customers’ deposits	(34,857)
Accrued expenses	(1,312)
Other current liabilities	(1,311)

Total	2,792,795
Percentage of ownership	100%

2,792,795
Goodwill	872

Acquisition costs of acquired subsidiary	$2,793,667

The acquisition of InfoExplorer Co., Ltd. (“IFE”) was made on January 20, 2009. The following table presents the allocation of acquisition costs of IFE to assets acquired and liabilities assumed based on their fair values on the basis of the final data on May 7, 2009:

Cash and cash equivalents	$457,990
Receivables	13,479
Other current assets	14,792
Property, plant, and equipment	40,221
Identifiable intangible assets	53,001
Refundable deposits	2,468
Other assets	2,338
Payables	(83,319)
Income tax payable	(246)
Other current liabilities	(153)

Total	500,571
Percentage of ownership	49.07%

245,630
Goodwill	37,870

Acquisition costs of acquired subsidiary (cash prepaid for long-term investments in December 2008)	$283,500

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

The acquisition of Chunghwa Investment Co., Ltd. (“CHI”) and its subsidiaries was made on September 9, 2009. The following table presents the allocation of acquisition costs of Chunghwa Investment Co., Ltd. and its subsidiaries to assets acquired and liabilities assumed based on their fair values on the basis of the final data performed:

Cash and cash equivalents	$913,593
Financial assets at fair value through profit or loss	51,357
Available-for-sale financial assets	568,377
Trade notes and accounts receivable	76,258
Inventories	60,040
Other current assets	19,429
Investments accounted for using equity method	57,339
Financial assets carried at cost	155,714
Property, plant, and equipment	90,278
Identifiable intangible assets	33,662
Other assets	22,462
Trade notes and accounts payable	(33,665)
Accrued expense	(16,496)
Income tax payable	(1,289)
Short-term loans	(20,000)
Long-term loans	(24,238)
Other liabilities	(1,115)

Subtotal	1,951,706
Minority interests	(100,071)

Total	1,851,635
Percentage of additional ownership	40%

740,654
Goodwill	18,055

Acquisition costs of acquired subsidiary paid in cash	$758,709

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated October 25, 2010)

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1. GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO engages mainly in selling and maintaining mobile phones and its peripheral products. Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining half of the seats of the board of directors of SENAO on April 12, 2007. On March 27, 2009, the board of directors of Chunghwa resolved to purchase 48,000 thousand common shares of SENAO through SENAO’s private placement. However, Chunghwa and SENAO did not complete the required procedures within the legal payment period; therefore, Chunghwa and SENAO decided to discontinue the private placement.

Senao International (Samoa) Holding Ltd. (SIS) was established by SENAO in 2009. SIS will engage mainly in international investment activities.

Senao International HK Limited (SIHK) was established by SIS in 2009. SIHK will engage mainly in international investment activities; however, no capital is injected in SIHK and SIHK is not on operation stage yet by September 30, 2010.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet data center (“IDC”) service. Chunghwa acquired 70% of the shares of CHIEF on September 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited (“CHIEF (HK)”) was established by CHIEF in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service. On August 20, 2009, the stockholders of CHIEF (HK) resolved to dissolve CHIEF (HK). CHIEF (HK) completed the liquidation procedures and obtained the required approval from local government on September 24, 2010.

Chief International Corp. (“CIC”) was established by CHIEF in 2008. CIC engages mainly in internet communication and internet data center (“IDC”) services.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002. CHSI engages mainly in providing communication and information integration services. Chunghwa has acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006. Concord engages mainly in investment.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006. GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services. On March 20, 2009, the stockholders of CHSI resolved to dissolve GNSS (Shanghai). On July 23, 2009, the board of directors of CHSI revoked the original resolution of dissolution.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004. CHTG engages mainly in international data and internet services and long distance call wholesales to carriers. Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services. Chunghwa acquired 100% shares of DHT in December 2007.

Spring House Entertainment Inc. (“SHE”) was incorporated in 2000. SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development. SHE was an equity method investee before Chunghwa obtained control interest over it in January 2008.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in January 2008. LED engages mainly in development of property for rent and sale.

Yao Yong Real Property Co., Ltd. (“YYRP”) was incorporated in 2002. YYRP engages mainly in real estate management and leasing business. LED acquired 100% ownership interest of Yao Yong Real Property on March 1, 2010.

Chunghwa established Chunghwa Telecom Singapore Pte. Ltd. (“CHTS”) in July 2008. CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”) in October 2008. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

InfoExplorer Co., Ltd. (“IFE”) was incorporated in 2008. IFE engages mainly in information system planning and maintenance, software development, and information technology consultation services. Chunghwa acquired 49% shares of IFE on January 5, 2009 and has control over IFE by obtaining half of seats of the board of directors of IFE on January 20, 2009.

InfoExplorer International Co., Ltd. (IESA) was established by IFE in 2010. IESA will engage mainly in international investment activities; however, no capital is injected in IESA and IESA has not yet begun operation as of September 30, 2010.

InfoExplorer (Hong Kong) Co., Limited (IEHK) was established by IESA in 2010. IESA will engage mainly in international investment activities; however, no capital is injected in IEHK and IEHK has not yet begun operation as of September 30, 2010.

Chunghwa Investment Co., Ltd. (“CHI”) was established in 2002. CHI engages mainly in professional investing in telecommunication business, and telecommunication valued-added services. Chunghwa acquired additional 40% shares of CHI on September 9, 2009 for $758,709 thousand. Chunghwa increased its ownership interest in CHI from 49% to 89% and became the parent company of CHI. As a result of additional acquisition of CHI, the accounts of CHI and its subsidiaries are included in the consolidated financial statements starting from September 9, 2009.

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”) was established in 2005 as the subsidiary of CHI. CHPT engages mainly in production and marketing of semiconductor testers and printed circuit board.

Chunghwa Precision Test Tech. USA Corporation (CHPT(US)) was established by CHPT in 2010. CHPT(US) engages mainly in production and marketing in semiconductor testers and printed circuit board, but has not yet begun operation as of September 30, 2010.

Chunghwa Investment Holding Company (“CIHC”) was established by CHI in 2004. CIHC engages mainly in general investment activities.

CHI One Investment Co., Ltd. (COI) was established by CHI in 2009. COI engages mainly in investment activities.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) and Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company as of September 30, 2010.

As of September 30, 2010 and 2009, Chunghwa and its subsidiaries (“the Company”) had 27,880 and 27,397 employees, respectively.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of September 30, 2010:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”. Minority interests in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of consolidated financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, directors and supervisors, pension plans and income tax, etc. These estimates and assumptions are inherently uncertain and actual results may differ significantly. The significant accounting policies are summarized as follows:

Principle of Consolidation

The Company accounts for business combinations in accordance with the requirements of the Statement of Financial Accounting Standards No. 25, “Business Combinations”.

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of Chunghwa, and the accounts of investees in which Chunghwa’s ownership percentage is less than 50% but over which Chunghwa has a controlling interest. All significant intercompany transactions and balances are eliminated upon consolidation.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

The consolidated financial statements for the nine months ended September 30, 2010 include the accounts of Chunghwa, SENAO, SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, YYRP, CHTS, CHTJ, IFE, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect and Prime Asia. The consolidated financial statements for the nine months ended September 30, 2009 include the accounts of Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, CHTJ, IFE, CHI, CHPT, CIHC, New Prospect and Prime Asia.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated into New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at historical exchange rates and income statement accounts are translated into New Taiwan dollars at average exchange rates during the period.

The financial statements as of and for the nine months ended September 30, 2010 and 2009 for the following subsidiaries have not been reviewed: SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, YYRP, CHTS, CHTJ, IFE, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect and Prime Asia, as of and for the nine months ended September 30, 2010. CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), GHTG, DHT, SHE, LED, CHTS, CHTJ, IFE, CHI, CHPT, CIHC, New Prospect and Prime Asia, as of and for the nine months ended September 30, 2009. The total assets of the above subsidiaries were 3.52% (NT$15,186,321 thousand) and 2.53% (NT$10,972,584 thousand), and the total liabilities of the above subsidiaries were 11.19% (NT$6,188,816 thousand) and 4.57% (NT$2,567,970 thousand), of the related consolidated amounts as of September 30, 2010 and 2009, respectively. The aggregate total revenues for these subsidiaries were 1.80% (NT$2,705,963 thousand) and 1.61% (NT$2,373,528 thousand), respectively, of the related consolidated amounts for the nine months ended September 30, 2010 and 2009 and their net losses were NT$427,274 thousand and NT$322,787 thousand for the nine months ended September 30, 2010 and 2009, respectively.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

LED engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items. Assets and liabilities related to property development over its operating cycle are classified as noncurrent items.

Cash Equivalents

Cash equivalents are commercial paper and treasury bills purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when Chunghwa loses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisitions are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculating cost per share. The difference between the initial cost of a debt instrument and its maturity amount is amortized using the effective interest method, with the amortized interest recognized in profit or loss.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. Incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract are recognized in marketing expenses as incurred.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Inventories of LED are stated at the lower of cost or net realizable value. Prepayments for licensing and other miscellaneous costs have been capitalized as part of inventory. Profit shall be recognized in full when the land is sold, provided (a) the profit is determinable, that is, the collectability of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually completed.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

Investments Accounted for using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash dividends and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 3 to 10 years; telecommunication equipment - 5 to 30 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 2 to 12 years.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software, patents and goodwill.

The 3G license is valid through December 31, 2018. The 3G Concession fees is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2 to 20 years.

The Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs that do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified for intangible assets other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually. If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the consolidated statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains ( losses) and curtailment or settlement gains ( losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from the Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

The carrying amount of accrued pension liability should be the sum of the following amounts when the calculation is positive: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with under SFAS No. 39, “Accounting for Share-based Payment.” The adoption of SFAS No. 39 did not have any impact on the Company.

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”). The Company adopted the intrinsic value method, under which compensation cost was amortized over the vesting period.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings are recorded in the year of stockholders approval which are the year subsequent to the year the earnings are generated.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at period-end; stockholders’ equity - historical rates, income and expenses - average rates during the period. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

A hedging relationship qualifies for hedge accounting only if, all of the following conditions are met: (a) at the inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge; (b) the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the risk management strategy documented for that particular hedging relationship; (c) the effectiveness of the hedge can be reliably measured; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The gains or losses from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

The hedging items that do not meet the criteria for hedge accounting were classified as financial assets or financial liabilities at fair value through profit or loss.

3. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company early adopted the Statement of Financial Accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. This Statement supersedes the Statement of Financial accounting Standards No. 20 “Segment Reporting”.

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories,” (“SFAS No. 10”) beginning from January 1, 2009, which requires inventories to be stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. The inventory-related incomes and expenses shall be classified as operating cost.

4. CASH AND CASH EQUIVALENTS

	September 30
	2010	2009

Cash
Cash on hand	$128,648	$901,800
Bank deposits	6,647,848	13,221,351
Negotiable certificate of deposit, annual yield rate - ranging from 0.17%-1.07% and 0.15%-1.08% for 2010 and 2009, respectively	56,067,542	38,450,635

	62,844,038	52,573,786

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

	September 30
	2010	2009

Cash equivalents
Commercial paper, annual yield rate - ranging from 0.32%-0.43% and 0.12%-0.95% for 2010 and 2009, respectively	$4,306,261	$3,185,482
Treasury bills, annual yield rate - 0.32%	250,049	—

	4,556,310	3,185,482

	$67,400,348	$55,759,268

(Concluded)

5. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2010	2009

Derivatives - financial assets
Currency swap contracts	$24,675	$30,039
Designated financial asset at fair value through profit or loss
Convertible bonds	36,702	38,761

	$61,377	$68,800

Derivatives - financial liabilities
Index future contracts	$1,959	$14
Forward exchange contracts	1,827	2,387

	$3,786	$2,401

Chunghwa entered into investment management agreements with well-known financial institutions (fund managers) to manage its investment portfolios in 2006. The investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. Chunghwa terminated the investment management agreements on March 2, 2009 and asked fund managers to dispose all the investment portfolios. The fund managers had disposed all investment portfolios before June 23, 2009 and returned the proceeds to Chunghwa.

The Company entered into currency swap contracts, forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, these derivatives do not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts on September 30, 2010 and 2009 were as follows:

				Contract Amount
	Currency		Maturity Period	(In Thousands)
September 30, 2010

Currency swap contracts	US$	/NT$	2010.10	US$	30,000/NT$964,375
Forward exchange contracts - buy	NT$	/US$	2010.10	NT$	186,033/US$5,880

September 30, 2009

Currency swap contracts	US$	/NT$	2009.10	US$	45,000/NT$1,477,195
Forward exchange contracts - buy	NT$	/US$	2009.10	NT$	252,968/US$7,783

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

Outstanding index future contracts as of September 30, 2010 and 2009 were as follows:

	Maturity Period	Units	Contract Amount (In Thousands)

September 30, 2010

TAIEX futures	2010.10	6	NT$	9,140
	2010.12	20	NT$	31,468

September 30, 2009

TAIEX futures	2009.11	1	NT$	1,481

As of September 30, 2010 and 2009, the deposits paid for outstanding index future contracts were $1,664 thousand and $77 thousand, respectively.

The convertible bonds owned by CHI are hybrid financial instruments that are measured and designated as fair value through profit or loss.

Net gains arising from financial assets and liabilities at fair value through profit or loss for the nine months ended September 30, 2010 and 2009 were $12,349 thousand (including realized settlement loss of $2,823 thousand and valuation gain of $15,172 thousand) and $64,677 thousand (including realized settlement loss of $50,720 thousand and valuation gain of $115,397 thousand), respectively.

6. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2010	2009

Open-end mutual funds	$2,920,774	$16,097,463
Domestic listed stocks	261,708	224,479
Corporate bonds	102,537	103,175
Real estate investment trust fund	—	153,615

	$3,285,019	$16,578,732

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Nine Months Ended September 30
	2010	2009

Balance, beginning of period	$(447,129)	$(2,264,932)
Impact on acquisition of subsidiaries	—	(2,147)
Recognized in stockholders’ equity	5,875	1,439,839
Transferred to profit or loss	99,386	69,424

Balance, end of period	$(341,868)	$(757,816)

As a result of global economic and financial crisis, Chunghwa determined that the impairment losses of available-for-sale financial assets was other-than-temporary in nature, and recorded impairment losses of $85,349 thousand for the nine months ended September 30, 2009.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

7. HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2010	2009

Corporate bonds, nominal interest rate ranging from 0.83%-4.75% and 0.75%-4.75% for 2010 and 2009, respectively; effective interest rate ranging from 0.83%-2.95% and 0.75%-2.95% for 2010 and 2009, respectively	$8,171,501	$4,384,755
Bank debentures, nominal interest rate ranging from 1.93%-2.11% and 1.95%-2.24% for 2010 and 2009, respectively; effective interest rate ranging from 2.45%-2.90% and 1.14%-2.90%, respectively	399,152	697,256
Collateralized loan obligation, nominal and effective interest rates were both 2.18% for 2009	—	4,700

	8,570,653	5,086,711
Less: Current portion	1,343,595	754,882

	$7,227,058	$4,331,829

8. ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Nine Months Ended September 30
	2010	2009

Balance, beginning of period	$2,798,679	$3,050,691
Provision for doubtful accounts	254,855	354,280
Impact on acquisition of subsidiaries	—	630
Accounts receivable written off	(374,418)	(527,532)

Balance, end of period	$2,679,116	$2,878,069

9. OTHER MONETARY ASSETS - CURRENT

	September 30
	2010	2009

Receivables from disposal of financial instruments	$1,658,724	$135,780
Accrued custodial receipts from other carriers	505,572	573,121
Others	2,492,871	2,005,037

	$4,657,167	$2,713,938

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

10. INVENTORIES

	September 30
	2010	2009
Merchandise	$1,582,791	$2,109,190
Work in process	885,957	741,619

	2,468,748	2,850,809
Land held under development	803,620	706,177
Land held for development	469,874	531,502
Payment for construction	142,702	45,632

	$3,884,944	$4,134,120

The operating costs related to inventories were $18,622,481 thousand (including valuation loss on inventories of $20,744 thousand) and $14,799,500 thousand (including the valuation loss on inventories of $1,112 thousand) for the nine months ended September 30, 2010 and 2009, respectively.

Land held under development on September 30, 2010 was for Guang-Diang, Wan-Xi and Li-Shui (B) projects. Wan-Xi Project is expected to be completed in 2011. Guang-Diang and Li-Shui (B) projects are expected to be completed in 2012. Land held under development on September 30, 2009 was for Wan-Xi project.

11. OTHER CURRENT ASSETS

	September 30
	2010	2009

Prepaid expenses	$2,932,571	$3,036,875
Spare parts	1,988,991	2,453,230
Prepaid rents	849,817	876,379
Miscellaneous	701,303	549,125

	$6,472,682	$6,915,609

12. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2010		2009
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship

Non-listed
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	$476,566	40	$464,265	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	423,742	38	410,549	38
Senao Networks, Inc. (“SNI”)	300,330	41	284,073	42
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	265,652	30	271,002	30
Skysoft Co., Ltd. (“SKYSOFT”)	91,094	30	88,842	30
Kingwaytek Technology Co., Ltd. (“KWT”)	63,241	33	68,410	33

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

	September 30
	2010		2009
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	$26,134	30	$40,060	30
HopeTech Technologies Limited	20,657	45	—	—
Tatung Technology Inc.	12,391	28	37,043	28
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	10,444	49	—	—
PandaMonium Company Ltd.	—	43	14,645	43

	$1,690,251		$1,678,889

(Concluded)

ST-1 telecommunications satellite is expected be retired in 2011; therefore, CHTS and SingTelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“STS”) in Singapore in October 2008 in order to maintain the current service. By September 30, 2010, Chunghwa has invested $409,061 thousand. STS will engage in the installation and the operation of ST-2 telecommunications satellite.

Chunghwa participated in the capital increase of Viettel-CHT in September, 2009, by investing $197,088 thousand cash. Viettel-CHT engages mainly in IDC services.

Chunghwa participated in So-net Entertainment Taiwan Co., Ltd’s capital increase on April 3, 2009, by investing $60,008 thousand cash, and acquired 30% of its shares. So-net Entertainment Taiwan Co., Ltd. engages mainly in online service and sale of computer hardware.

Senao International (Samoa) Holding Ltd. invested in HopeTech Technologies Limited on September 2010 by investing $21,395 thousand cash, and acquired 45% of its shares. HopeTech Technologies Limited engages mainly in sales of information technology and communication products.

Tatung Technology Inc. and PandaMonium Company Ltd. are the subsidiaries of Chunghwa Investment Co., Ltd. They engage mainly in selling the product of SET TOP BOX and making animations, respectively.

COI established Xiamen Sertec Business Technology Co., Ltd. (“Sertec”) with Xiamen Information Investment Co., Ltd. in 2010, by investing $13,862 thousand cash and held 49% of Sertec shares. Sertec engages mainly in customer services and platform rental activities.

The aggregate carrying values of the equity method investments whose financial statements have not been reviewed were $1,690,251 thousand and $1,678,889 thousand as of September 30, 2010 and 2009, respectively. The net equity in earnings (losses) of such equity investees were $112,614 thousand and ($30,742) thousand for the nine months ended September 30, 2010 and 2009, respectively.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

13. FINANCIAL ASSETS CARRIED AT COST

	September 30
	2010		2009
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship

Non-listed:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	11	127,018	11
iD Branding Ventures (“iDBV”)	99,504	11	100,000	11
Giga Solar Materials Corp.	48,675	1	60,000	2
UniDisplay Inc.	46,000	3	—	—
Innovation Works Development Fund, L.P. (“IWDF”)	38,035	13	—	—
RPTI Intergroup International Ltd. (“RPTI”)	34,500	10	34,500	10
VisEra Technologies Company Ltd.	29,371	—	—	—
A2peak Power Co., Ltd.	27,500	3	—	—
Digimax Inc. (“DIG”)	23,935	4	34,218	4
Innovation Works Limited (“IW”)	21,271	7	—	—
ChipSip Technology Co., Ltd.	20,560	2	25,508	3
CQi Energy Infocom Inc. (“CQi”)	20,000	18	—	—
Lextar Electronics Corp.	15,039	—	—	—
PChome Store Inc.	14,073	—	—	—
Edison Opto Corporation	12,908	—	—	—
Huga Optotech Inc.	12,870	—	1,415	—
Taimide Technology Ltd.	12,161	1	—	—
N.T.U. Innovation Incubation Corporation	12,000	9	12,000	9
CoaTronics Inc.	12,000	9	—	—
Crystal Media Inc.	11,642	5	11,668	5
Win Semiconductors Corp.	10,555	—	—	—
Optivision Technology Inc.	10,189	—	—	—
Daxon Technology Corporation	9,593	—	—	—
Chia Chang Co., Ltd.	9,366	—	—	—
Tatung Fine Chemicals Co., Ltd.	9,135	—	6,441	—
SuperAlloy Industrial Co., Ltd.	7,123	—	—	—
Champion Microelectronic Corp.	6,869	—	—	—
DelSolar Co., Ltd.	6,096	—	5,376	—
Cando Corporation	4,952	—	3,112	—
Subtron Technology Co., Ltd.	4,947	—	35	—
3 Link Information Service Co., Ltd.	3,450	10	3,450	10
eMemory Technology Inc.	2,733	—	—	—
Taidoc Technology Corporation	2,724	—	3,468	—
XinTec Inc.	1,078	—	1,076	—
J Touch Corporation	—	—	2,464	—
Essence Technology Solution Inc. (“ETS”)	—	9	10,000	9
Coxon Precise Industrial Co., Ltd.	—	—	5,594	—
LightHouse Technology Co.	—	—	1,299	—
Join Well Technology Co., Ltd.	—	—	1,089	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

	September 30
	2010		2009
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
CyberPower Systems, Inc.	$—	—	$1,052	—
eASPNet Inc.	—	2	—	2

	2,717,402		2,440,313
Prepayments for long-term investments
Ultra Fine Optical Technology Co., Ltd.	27,000	—	—	—

	$2,744,402		$2,440,313

(Concluded)

After evaluating the financial assets carried at cost, Chunghwa determined the investment in ETS was impaired and recognized an impairment loss of $10,000 thousand for the year ended December 31, 2009.

After evaluating the financial assets carried at cost, CHI determined the investment in DIG was impaired and recognized an impairment loss of $10,289 thousand for the year ended December 31, 2009.

Chunghwa participated in TFC’s capital increase in October 2008 and prepaid $285,859 thousand. However, TFC was not expected to be able to collect enough amount of capital increase within a specific period; therefore TFC’s board of directors held a meeting on April 10, 2009 and resolved to withdraw its capital increase plan from Financial Supervisory Commission, Executive Yuan (“FSC”). TFC returned the prepayment to Chunghwa on May 8, 2009.

The above investments do not have a quoted market price in an active market and the fair values cannot be reliably measured; therefore, these investments are carried at original cost.

14. OTHER MONETARY ASSETS - NONCURRENT

	September 30
	2010	2009

Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

15. PROPERTY, PLANT AND EQUIPMENT

	September 30
	2010	2009

Cost
Land	$103,719,103	$101,474,007
Land improvements	1,538,009	1,514,307
Buildings	67,241,532	63,096,081
Computer equipment	15,882,509	15,874,565
Telecommunications equipment	656,243,444	652,099,994
Transportation equipment	1,959,406	2,235,040
Miscellaneous equipment	7,193,903	7,324,772

	853,777,906	843,618,766
Revaluation increment on land	5,800,909	5,810,342

	859,578,815	849,429,108

Accumulated depreciation
Land improvements	991,512	937,395
Buildings	18,308,189	17,139,884
Computer equipment	12,400,269	12,068,993
Telecommunications equipment	528,419,444	514,689,096
Transportation equipment	1,730,529	2,041,274
Miscellaneous equipment	6,033,665	6,165,387

	567,883,608	553,042,029

Construction in progress and advances related to acquisition of equipment	13,244,355	15,330,891

Property, plant and equipment, net	$304,939,562	$311,717,970

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments. As of September 30, 2010, the unrealized revaluation increment was decreased to $5,803,446 thousand by disposal of revaluation assets.

Depreciation on property, plant and equipment for the nine months ended September 30, 2010 and 2009 amounted to $24,735,867 thousand and $26,458,254 thousand, respectively. No interest was capitalized for the nine months ended September 30, 2010. The capitalized interest expense for the nine months ended September 30, 2009 amounted to $203 thousand, and the capitalized interest rates were 1.232%-1.604%.

Chunghwa reclassified the unused property, plant and equipment amounting to $52,916 thousand to idle assets and recognized the impairment loss of $52,916 thousand on those assets for the nine months ended September 30, 2010.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

16. SHORT-TERM LOANS

	September 30
	2010	2009

Unsecured loans - annual rate - 1.10%-1.29% for 2010 and 1.20%-1.32% for 2009, respectively	$145,686	$302,000
Secured loans - annual rate 0.68% for 2009	—	488,000

	$145,686	$790,000

17. SHORT-TERM BILLS PAYABLE

September 30, 2010

Commercial paper - annual rate 0.69%	$129,963

18. ACCRUED EXPENSES

	September 30
	2010	2009

Accrued salary and compensation	$7,446,323	$7,138,741
Accrued employees’ bonuses and remuneration to directors and supervisors	1,856,513	1,359,751
Accrued franchise fees	1,663,281	1,681,359
Other accrued expenses	2,485,130	2,956,238

	$13,451,247	$13,136,089

19. OTHER CURRENT LIABILITIES

	September 30
	2010	2009

Advances from subscribers	$7,811,591	$6,429,260
Amounts collected in trust for others	2,400,828	2,571,507
Payables to equipment suppliers	1,390,743	946,391
Refundable customers’ deposits	1,079,423	1,027,932
Payables to contractors	1,003,571	1,847,980
Miscellaneous	3,278,081	3,421,384

	$16,964,237	$16,244,454

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

20. LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	September 30
	2010	2009

Secured loans - annual rate - 0.80%-1.49% and 0.97%-1.26% for 2010 and 2009, respectively	$3,249,932	$35,318
Unsecured loans - annual rate - 2.01%-2.04% and 2.01%-2.17% for 2010 and 2009, respectively	234,426	334,894

	3,484,358	370,212
Less: Current portion of long-term loans	108,869	113,426

	$3,375,489	$256,786

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly and the principal is paid yearly from December 2011 and due in September 2015.

LED obtained a secured loan from First Commercial Bank in September 2010. Interest is paid monthly and the principal is paid yearly from September 2014 and due in September 2017.

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009. Interest and principal amount are paid monthly from January 2009 and due in January 2013.

SHE requested a loan from the Industrial Development Bureau, Ministry of Economic Affairs and obtained a secured loan from Taiwan Business Bank. Interest is paid monthly and the principal is paid every three month from January 2009 and due in April 2013. The loan was repaid early in April 2010.

CHPT obtained a secured loan from the E. Sun Commercial Bank in December 2006. Interest and the principal were paid monthly from January 2007 and due December 2009. CHPT obtained another loan from the E. Sun Commercial Bank in February 2009. Interest and the principal are paid monthly from March 2009 and due in February 2013.

21. MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of the construction operations as current and noncurrent according to the length of the operating cycle of the construction operations. Maturity analysis of LED’s related assets and liabilities was as follows:

	September 30, 2010
	Within One Year	Over One Year	Total

Assets

Trade notes and accounts receivable	$1,488	$—	$1,488
Other current monetary assets	13,667	—	13,667
Inventories	—	1,416,196	1,416,196
Deferred expenses (classified as other current assets)	—	141,220	141,220
Other current assets	—	175,328	175,328
Restricted assets	—	141,473	141,473

	$15,155	$1,874,217	$1,889,372

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

	September 30, 2010
	Within One Year	Over One Year	Total

Liabilities

Short-term bills payable	$129,963	$—	$129,963
Trade notes and accounts payable	5,262	—	5,262
Accrued expense	—	35,790	35,790
Advance from of land and building (classified as other current liabilities)	—	453,548	453,548
Other current liabilities	—	11,397	11,397

	$135,225	$500,735	$635,960

(Concluded)

	September 30, 2009
	Within One Year	Over One Year	Total

Assets

Inventories	$—	$1,283,310	$1,283,310
Deferred expenses (classified as other current assets)	—	92,257	92,257
Restricted assets	—	99,804	99,804

	$—	$1,475,371	$1,475,371

Liabilities

Advance from of land and building (classified as other current liabilities)	$—	$272,447	$272,447

22. STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,000, which is divided into 12,000,000,000 common shares (at $10 par value per share), among which 9,696,808,181 shares are issued and outstanding as of September 30, 2010.

On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006. In accordance with the Articles of Incorporation of Chunghwa, the preferred shares would be redeemed by Chunghwa three years from the date of issuance at their par value. These preferred shares expired on April 4, 2009 and were redeemed on April 6, 2009.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of September 30, 2010, the outstanding ADSs were 956,491 thousand common shares, which equaled approximately 95,649 thousand units and represented 9.86% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the nine months ended September 30, 2010 and 2009, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolved in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2009 and 2008 earnings of Chunghwa have been approved by the stockholders on June 18, 2010 and June 19, 2009 as follows:

	Appropriation and Distribution		Dividend Per Share
	2009	2008	2009	2008

Legal reserve	$4,374,014	$4,127,675	$—	$—
Special reserve	—	475	—	—
Cash dividends	39,369,041	37,138,775	4.06	3.83

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 18, 2010, were $1,800,929 thousand and $41,211 thousand paid by cash, respectively. There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 19, 2009, were $1,629,915 thousand and $38,807 thousand paid in cash, respectively. The aforementioned approved amounts of the bonus to employees and the remuneration to directors and supervisors were different from the accrual amounts of $1,723,921 thousand and $40,886 thousand, respectively, reflected in the statement of income for the year ended December 31, 2008. The differences of $94,006 thousand and $2,079 thousand, respectively, were treated as change in estimates and were adjusted against earnings for the nine months ended September 30, 2009.

Information on the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in the amount of $19,393,616 thousand in order to improve the financial condition of Chunghwa and better utilize its excess funds. The stockholders further authorized the board of directors of Chunghwa to designate the record date of capital reduction. The capital reduction plan was effectively registered with FSC.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock. The abovementioned 2009 capital increase proposal was effectively registered with FSC. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively registered with FSC. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009. Subsequently, common capital stock was reduced by $9,696,808 thousand and the stock transfer date of capital reduction was January 28, 2010. The amount due to stockholders for capital reduction was paid in February 2010.

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock. The abovementioned 2008 capital increase proposal was effectively registered with FSC. The board of directors resolved the ex-dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $19,115,554 thousand to common capital stock and was effectively registered with FSC. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction. Subsequently, common capital stock was reduced by $19,115,554 thousand and a liability for the same amount of cash to be distributed to stockholders was recorded. Such cash payment to stockholders was made in March 2009.

23. SENAO’ SHARE-BASED COMPENSATION PLANS

SENAO has several share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price
2003.09.03	2003.10.17	3,981	$14.7 (Original price $20.2)
2003.09.03	2004.03.04	385	17.6 (Original price $23.9)
2004.12.01	2004.12.28	6,500	10.0 (Original price $11.6)
2004.12.01	2005.11.28	1,500	13.5 (Original price $18.3)
2005.09.30	2006.05.05	10,000	12.4 (Original price $16.9)
2007.10.16	2007.10.31	6,181	42.6 (Original price $44.2)

		28,547

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividend (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date respectively.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

Information about SENAO’s outstanding stock options for the nine months ended September 30, 2010 and 2009 was as follows:

	Stock Options Outstanding
	2010		2009
	Number of Options (Thousand)	Weighted Average Exercise Price NT$	Number of Options (Thousand)	Weighted Average Exercise Price NT$
Options outstanding, beginning of year	9,323	$30.92	13,818	$26.34
Options exercised	(3,405)	21.33	(3,598)	12.61
Options expired	(123)	36.71	(360)	29.65

Options outstanding, end of September 30	5,795	35.92	9,860	30.57

Options exercisable, end of September 30	3,002		1,766

As of September 30, 2010, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.0-$12.4	1,237	1.57	$12.37	1,237	$12.37
$13.5	46	1.17	13.50	46	13.50
$42.6	4,512	3.17	42.60	1,719	42.60

As of September 30, 2009, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.0-$13.3	3,587	2.45	$12.98	1,636	$12.60
$14.4-$17.6	440	1.88	14.44	130	14.54
$42.6	5,833	4.17	42.60	—	—

No compensation cost was recognized under the intrinsic value method for the nine months ended September 30, 2010 and 2009. Had SENAO used the fair value based method to recognize the compensation cost, there were no significant impact on the consolidated net income and earnings per share.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

Had SENAO used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions of SENAO for the nine months ended September 30, 2010 would have been as follows:

	October 31, 2007	May 5, 2006	November 28, 2005	December 28, 2004	March 4, 2004
Expected dividend yield	1.49%	—	—	—	—
Risk free interest rate	2.00%	1.75%	2.00%	1.88%	1.88%
Expected life (years)	4.375	4.375	4.375	4.375	4.375
Expected volatility	39.82%	39.63%	43.40%	49.88%	52.65%
Weighted-average fair value of grants (dollars)	$13.69	$5.88	$6.93	$4.91	$10.56

24. COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Nine Months Ended September 30, 2010
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$9,426,658	$7,696,493	$17,123,151
Insurance	784,208	615,663	1,399,871
Pension	1,279,260	899,542	2,178,802
Other compensation	7,233,528	5,025,894	12,259,422

	$18,723,654	$14,237,592	$32,961,246

Depreciation expense	$23,411,037	$1,324,830	$24,735,867

Amortization expense	$804,220	$173,179	$977,399

	Nine Months Ended September 30, 2009
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$9,367,398	$7,351,704	$16,719,102
Insurance	742,604	578,181	1,320,785
Pension	1,227,592	912,047	2,139,639
Other compensation	6,249,314	4,248,104	10,497,418

	$17,586,908	$13,090,036	$30,676,944

Depreciation expense	$24,992,119	$1,466,135	$26,458,254

Amortization expense	$708,979	$172,970	$881,949

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

25. INCOME TAX

a.	Income tax expense consisted of the following:

	Nine Months Ended September 30
	2010	2009

Income tax payable	$7,135,895	$9,815,872
Income tax - separated	3,688	56,089
Income tax - deferred	48,991	297,892
Adjustments of prior years’ income tax	(2,174)	(194,903)

Income tax	$7,186,400	$9,974,950

In May 2010, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduced the income tax rate of profit-seeking enterprises from 20% to 17%, effective January 1, 2010. The Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

Under Article 10 of the Statute for Industrial Innovation (SII) passed by the Legislative Yuan in April 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year. This incentive took effect from January 1, 2010 and is effective until December 31, 2019.

b.	Net deferred income tax assets (liabilities) consisted of the following:

	September 30
	2010	2009

Current
Deferred income tax assets (liabilities)
Provision for doubtful accounts	$271,092	$371,878
Unrealized accrued expense	71,632	64,491
Valuation loss on inventory	21,028	13,500
Estimated warranty liabilities	19,079	10,863
Investment tax credits	2,144	—
Unrealized foreign exchange loss (gain)	(13,992)	13,536
Valuation gain on financial instruments, net	(9,202)	(18,574)
Other	3,238	19,985

	365,019	475,679
Valuation allowance	(270,858)	(367,271)

Net deferred income tax assets - current	$94,161	$108,408

Noncurrent
Deferred income tax assets
Accrued pension cost	$292,489	$1,131,238
Loss carryforward	90,675	120,985
Impairment loss	61,262	64,856
Investment tax credit	15,180	12,522
Other	15,401	13,664

	475,007	1,343,265
Valuation allowance	(28,500)	(67,966)

Net deferred income tax assets - noncurrent	$446,507	$1,275,299

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

As of September 30, 2010, details for investment tax credit of CHI and CHPT are as follows:

Law/Statue	Items	Remaining Creditable Amount	Remaining Expiry Year

Statute for Upgrading Industries	Pioneer Industry Investment Tax Credit	$7,164	2011

Statute for Upgrading Industries	Personnel training expenditures	$432	2011
	Personnel training expenditures	3,772	2012
	Personnel training expenditures	3,288	2013
	Purchase of machinery and equipment	889	2011
	Purchase of machinery and equipment	1,580	2012
	Purchase of machinery and equipment	199	2013

		$10,160

As of September 30, 2010, loss carryforward of CHIEF, Unigate, SHE, LED and IFE are as follows:

Company	Total Amounts	Unused Amounts	Expiry Year

CHIEF	$4,351	$4,351	2013
	15,251	15,251	2014
	17,267	17,267	2015
	14,943	14,943	2016
	8,558	8,558	2017
	1,409	1,409	2018
Unigate	13	13	2017
	6	6	2018
SHE	784	429	2017
LED	5,426	5,426	2018
	7,571	7,571	2019
	12,740	12,740	2020
IFE	2,711	2,711	2020

	$91,030	$90,675

c.	The related information under the Integrated Income Tax System is as follows:

	September 30
	2010	2009
Balance of Imputation Credit Account (“ICA”) Chunghwa	$2,478	$146,047

The actual creditable rates distribution of Chunghwa’s of 2009 and 2008 for earnings were 26.48% and 30.61%, respectively.

d.	Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

Chunghwa’s income tax returns have been examines by tax authorities through 2005. SENAO’s income tax returns have been examined by tax authorities through 2006. CHSI’s income tax returns have been examined by tax authorities through 2007. The following subsidiaries’ income tax returns have been examined by tax authorities through 2008: CHIEF, Unigate, SHE, LED, YYRP, CIYP, IFE, CHI and CHPT.

26. EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income	Common Shares (Thousand) (Denominator)	Income Before Income Tax	Net Income
Nine months ended September 30, 2010

Basic EPS:
Income attributable to stockholders of the parent	$43,914,227	$36,944,190	9,696,808	$4.53	$3.81

Effect of dilutive potential common stock
SENAO’s stock options	(5,411)	(5,411)	—
Employee bonus	—	—	30,204

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$43,908,816	$36,938,779	9,727,012	$4.51	$3.80

Nine months ended September 30, 2009

Basic EPS:
Income attributable to stockholders of the parent	$42,861,579	$33,178,919	9,696,808	$4.42	$3.42

Effect of dilutive potential common stock
SENAO’s stock options	(4,215)	(4,215)	—
Employee bonus	—	—	29,742

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$42,857,364	$33,174,704	9,726,550	$4.41	$3.41

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the nine months ended September 30, 2010 and 2009. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares as of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

The diluted earnings per share for the nine months ended September 30, 2010 and 2009 was due to the effect of potential common stock related to stock options granted by SENAO.

27. PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa is requested to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHSI, SHE, LED, IFE, and CHI makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement at retirement. Chunghwa, SENAO, CHIEF and SHE contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

Pension costs of the Company were $2,234,631 thousand ($2,063,703 thousand subject to defined benefit plan and $170,928 thousand subject to defined contributed plan) and $2,185,913 thousand ($2,054,794 thousand subject to defined benefit plan and $131,119 thousand subject to defined contributed plan) for the nine months ended September 30, 2010 and 2009, respectively.

28. TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI, which was equity-method investee before Chunghwa obtained control over CHI on September 9, 2009
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
SENAO Technology Education Foundation (“STEF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Institute for Information Industry (“III”)	Investor of significant influence over IFE
e-To You International Inc. (“ETY”)	Chairman of ETY is the vice chairman of IFE
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS

b.	Significant transactions with the above related parties are summarized as follows:

	September 30
	2010		2009
	Amount	%	Amount	%

1) Receivables

Trade notes and accounts receivable

III	$30,392	83	$114,495	96
Others	6,167	17	4,235	4

	$36,559	100	$118,730	100

2) Prepaid expenses (including in other current assets)

III	$583	—	$—	—

3) Payables

Trade notes payable, accounts payable and accrued expenses
TISE	$54,032	57	$718,339	94
SNI	1,274	1	1,008	—
III	171	—	13,760	2
Others	40,270	42	15,722	2

	95,747	100	748,829	98

Payables to constructors
TISE	—	—	15,412	2

	$95,747	100	$764,241	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

	September 30
	2010		2009
	Amount	%	Amount	%

4) Advances from rent (include in other current liabilities)

SNI	$2,733	—	$2,145	—

5) Revenues

So-net	$226,910	—	$49,174	—
SKYSOFT	29,203	—	25,677	—
III	26,090	—	141,288	—
Others	3,124	—	3,395	—

	$285,327	—	$219,534	—

6) Operating costs and expenses

TISE	$550,367	1	$764,174	1
STEF	7,751	—	15,574	—
Others	37,390	—	12,421	—

	$595,508	1	$792,169	1

7) Non-operating income and gains

SNI	$21,729	3	$19,409	2
Others	223	—	7	—

	$21,952	3	$19,416	2

8) Acquisitions of property, plant and equipment

TISE	$234,530	2	$780,611	5
III	—	—	21,255	—

	$234,530	2	$801,866	5

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is 15 years and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand). The Company has prepaid $1,998,668 thousand which was classified as other assets-others. As of September 30, 2010, the ST-2 satellite is still under construction.

SENAO rents out part of its plant to SNI, and the rent is collected monthly. The foregoing transactions with related parties were conducted as arm’s length transactions, except for the transactions with SNI, STEF, III and ETY which were determined in accordance with mutual agreements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

29. PLEDGED ASSETS

The following assets are pledged as collateral for short-term and long-term bank loans and contract deposits by LED, CHIEF, SHE, CHPT, IFE and CHTS.

	September 30
	2010	2009

Property, plant and equipment, net	$3,403,370	$661,144
Restricted assets	64,155	78,353

	$3,467,525	$739,497

30. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of September 30, 2010, in addition to those disclosed in other notes, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $187,875 thousand.

b.	Acquisitions of telecommunications equipment of $19,815,775 thousand.

c.	Unused letters of credit of $300,000 thousand.

d.	Contract to print billing, envelopes and selling gifts of $36,924 thousand.

e.	LED has already contracted to advance sale of land and buildings for $2,457,081 thousand, and collected $453,548 thousand according to the contracts.

f.	For the purpose of completing the construction, acquisition of the building construction license and registration ownerships of all buildings for Wan-Xi Project, LED signed the trust deeds with Hua Nan Bank and China Real Estate Management Co., Ltd. for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

September 30, 2010

Restricted assets - bank deposits	$141,473
Land held under development	706,177

$847,650

g.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Future lease payments were as follows:

Year	Rental Amount

2010 (from October 1, 2010 to December 31, 2010)	$389,007
2011	1,334,918
2012	1,036,629
2013	815,970
2014 and thereafter	1,070,231

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

h.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment—other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. The Company does not know when its contribution to the Piping Fund will be returned; therefore, the Company did not discount the face amount of its contribution to the Pining Fund.

i.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court. Chunghwa also filed an appeal at the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that we need to pay $23,284 thousand as compensation in addition to the $16,870 thousand from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005 to the payment date and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. Chunghwa has filed an appeal at the Supreme Court of the Republic of China within the statutory period.

31. FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	September 30
	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets
Cash and cash equivalents	$67,400,348	$67,400,348	$55,759,268	$55,759,268
Financial assets at fair value through profit or loss	61,377	61,377	68,800	68,800
Available-for-sale financial assets	3,285,019	3,285,019	16,578,732	16,578,732
Held-to-maturity financial assets - current	1,343,595	1,343,595	754,882	754,882
Trade notes and accounts receivable, net	13,360,344	13,360,344	11,610,519	11,610,519
Receivables from related parties	36,559	36,559	118,730	118,730
Other current monetary assets	4,657,167	4,657,167	2,713,938	2,713,938
Restricted assets - current	144,936	144,936	118,949	118,949
Financial assets carried at cost	2,744,402	—	2,440,313	—
Held-to-maturity financial assets - noncurrent	7,227,058	7,227,058	4,331,829	4,331,829

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

	September 30
	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Other noncurrent monetary assets	$1,000,000	$1,000,000	$1,000,000	$1,000,000
Refundable deposits	1,497,284	1,497,284	1,479,661	1,479,661
Restricted assets - noncurrent	60,692	60,692	59,208	59,208
Liabilities
Short-term loans	145,686	145,686	790,000	790,000
Short-term bills payable	129,963	129,963	—	—
Financial liabilities at fair value through profit or loss	3,786	3,786	2,401	2,401
Trade notes and accounts payable	8,066,803	8,066,803	8,293,481	8,293,481
Payables to related parties	95,747	95,747	764,241	764,241
Accrued expenses	13,451,247	13,451,247	13,136,089	13,136,089
Amounts collected in trust for others (included in “other current liabilities”)	2,400,828	2,400,828	2,571,507	2,571,507
Payables to equipment suppliers (included in “other current liabilities”)	1,390,743	1,390,743	946,391	946,391
Refundable customers’ deposits (included in “other current liabilities”)	1,079,423	1,079,423	1,027,932	1,027,932
Payables to contractors (included in “other current liabilities”)	1,003,571	1,003,571	1,847,980	1,847,980
Current portion of long-term loans	108,869	108,869	113,426	113,426
Long-term loans	3,375,489	3,375,489	256,786	256,786
Customers’ deposits	5,868,394	5,868,394	6,043,093	6,043,093

(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)	If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the other financial instruments are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Financial assets carried at cost are investments in nonlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

4)	The fair value of long-term loans (including current portion) is discounted based on projected cash flow which approximate their carrying amounts. The projected cash flows were discounted using the interest rate of similar long-term loans.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

c.	Fair values of financial instruments were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	September 30		September 30
	2010	2009	2010	2009

Assets

Financial assets at fair value through profit or loss	$36,702	$38,761	$24,675	$30,039
Available-for-sale financial assets	3,285,019	16,578,732	—	—

Liabilities

Financial liabilities at fair value through profit or loss	1,959	14	1,827	2,387

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks, open-end mutual funds and corporate bonds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing; therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect the Company’s exposure to default by those parties to be material.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the cash flow risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk is anticipated.

4)	Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

In addition, the Company engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into currency swap contracts to hedge the fluctuation in exchange rates of beneficiary certificates denominated in foreign currency, which is fair value hedge. No transaction met the criteria for hedge accounting for the nine months ended September 30, 2010. The transaction was assessed as highly effective for the nine months ended September 30, 2009. There are no outstanding hedge currency swap contracts or forward exchange contracts existed as of September 30, 2009.

32. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financings provided: Please see Table 1.

b.	Endorsement/guarantee provided: Please see Table 2.

c.	Marketable securities held: Please see Table 3.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 4.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 31.

k.	Investment in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 9.

33. SEGMENT FINANCIAL INFORMATION

Segment information. Please see Table 10.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

FINANCINGS PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2010

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Maximum Balance for the Year		Ending Balance	Interest Rate (Note 5)	Type of Financing (Note 2)	Transaction Amount	Reason for Short-term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company (Note 3)		Financing Company’s Financing Amount Limit (Note 4)
												Item	Value

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Other receivables	$ (SG$	543,303 23,913)	$—	6.38%	a	(Note 6)	—	$—	—	$—	$ (SG$	1,470,709 61,621)	$ (SG$	1,470,709 61,621)

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Reasons for financing are as follows:

a.	Business relationship.

b.	For short-term financing.

Note 3:	The upper limit of loans lending to any other party is no more than 100% of the net value of the latest financial statement of the lender.

Note 4:	The upper limit of loans lending to all other parties is no more than 100% of the net value of the latest financial statement of the lender.

Note 5:	It’s equals to the prime rate of Singapore plus 1%

Note 6:	Chunghwa Telecom Singapore Pte., Ltd. signed the joint venture contract with SingTel Sat Pte., Ltd. to establish ST-2 Satellite Ventures Pte., Ltd. which mainly engages in the installation and the operation of ST-2 telecommunications satellite. The amount was collected on April 1, 2010.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2010

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Note 3)	Maximum Balance for the Year	Ending Balance	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 3)
		Name	Nature of Relationship (Note 2)

25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	$3,756,752	$3,360,000	$2,750,000	$2,750,000	0.7%	$3,756,752

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.

b.	Majority owned subsidiary.

c.	The Company and subsidiary owns over 50% ownership of the investee company.

d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.	Guaranteed by the Company according to the construction contract.

f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The maximum amount of endorsement or guarantee amounts is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2010								Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773		$1,352,399 (Note 12)		28		$3,638,899		Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		2,866,083 (Note 12)		100		2,866,403		Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000		1,717,158 (Note 12)		89		1,790,975		Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	61,869		1,470,709 (Note 12)		100		1,470,709		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		714,093 (Note 12)		100		645,421		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	129,590		553,763 (Note 12)		100		553,763		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		507,834 (Note 12)		69		454,924		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		476,566		40		681,604		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—		265,652		30		265,652		Note 1
		InfoExplorer Co., Ltd.	Subsidiary	Investments accounted for using equity method	22,498		256,070 (Note 12)		49		213,936		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		187,299 (Note 12)		100		187,299		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		91,094		30		51,727		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		83,005 (Note 12)		100		105,082		Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996		67,912 (Note 12)		56		52,248		Note 1
		KingWaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703		63,241		33		16,412		Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429		26,134		30		8,280		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		17,018		100		18,777		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	(US$	— 1 dollar (Note 12	) )	100	(US$	— 1 dollar	)	Note 2
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	(US$	— 1 dollar (Note 12	) )	100	(US$	— 1 dollar	)	Note 2
		Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927		1,789,530		12		1,387,070		Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000	$200,000	17	$218,661	Note 1
		Global Mobile Corp.	—	Financial assets carried at cost	12,696	127,018	11	86,905	Note 1
		iD Branding Ventures	—	Financial assets carried at cost	7,500	75,000	8	76,811	Note 1
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—	38,035	13	34,240	Note 1
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765	34,500	10	34,482	Note 1
		Innovation Works Limited	—	Financial assets carried at cost	667	21,271	7	19,961	Note 1
		CQi Energy Infocom Inc.	—	Financial assets carried at cost	2,000	20,000	18	107	Note 1
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000	—	9	947	Note 1

		Beneficiary certificates (mutual fund)
		PineBridge Flagship Glb Bal Fund of Funds	—	Available-for-sale financial assets	6,000	81,778	—	85,020	Note 3
		HSBC Glbl Emerging Markets Bd A Inc.	—	Available-for-sale financial assets	288	163,912	—	171,707	Note 3
		Templeton Global Bond A Acc $	—	Available-for-sale financial assets	289	210,001	—	224,929	Note 3
		PIMCO Global Investment Grade Credit - Ins H Acc	—	Available-for-sale financial assets	398	161,575	—	174,003	Note 3
		MFS Meridian -Global Equity Fund	—	Available-for-sale financial assets	253	262,293	—	221,553	Note 3
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	121,633	Note 3
		Fidelity Fds America	—	Available-for-sale financial assets	656	114,772	—	91,578	Note 3
		JPMorgan Funds - Global Dynamic Fund	—	Available-for-sale financial assets	303	165,640	—	128,565	Note 3
		MFS Meridian -Research International Fund	—	Available-for-sale financial assets	173	131,920	—	99,877	Note 3
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	96	81,246	—	60,150	Note 3
		Schroder ISF - BRIC Fund - A1 Acc	—	Available-for-sale financial assets	31	197,071	—	194,065	Note 3
		Aberdeen Global -World Resources Fund	—	Available-for-sale financial assets	219	130,402	—	85,881	Note 3
		Parvest Europe Convertible Bond Fund	—	Available-for-sale financial assets	28	159,512	—	147,863	Note 3
		JPMorgan Funds -Global Convertibles Fund	—	Available-for-sale financial assets	347	196,579	—	181,290	Note 3
		Schroder ISF - Euro Corp. Bond A	—	Available-for-sale financial assets	260	190,098	—	178,953	Note 3
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	230	146,360	—	119,328	Note 3
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	71	63,781	—	41,636	Note 3
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	161	126,620	—	106,760	Note 3

		Bonds
		Chinatrust Commercial Bank 2nd Unsecured Subordinate Financial Debentures Issue in 2003	—	Held-to-maturity financial assets	—	199,930	—	199,930	Note 6
		China Development Industrial Bank 2nd Financial Debentures Issue in 2006	—	Held-to-maturity financial assets	—	199,222	—	199,222	Note 6
		Mega Financial Holding Co., Ltd. 1st Unsecured Corporate Bonds-B Issued in 2007	—	Held-to-maturity financial assets	—	200,000	—	200,000	Note 6
		Mega Financial Holding Co., Ltd. 2nd Unsecured Corporate Bonds-A Issued in 2007	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	—	Held-to-maturity financial assets	—	89,329	—	89,329	Note 6
		Taiwan Power Co. 5th secured Bond - A Issue in 2008	—	Held-to-maturity financial assets	—	149,959	—	149,959	Note 6
		Yuanta FHC 1[s]t Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Taiwan Power Co. 5th secured Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	$304,378	—	$304,378	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	300,307	—	300,307	Note 6
		Taiwan Power Company 6th Secured Corporated Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	271,430	—	271,430	Note 6
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bond Issue in 2006	—	Held-to-maturity financial assets	—	200,811	—	200,811	Note 6
		Taiwan Power Company 3rd Unsecured Bond-A Issue in 2006	—	Held-to-maturity financial assets	—	200,615	—	200,615	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	201,324	—	201,324	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	201,324	—	201,324	Note 6
		Yuanta Securities Finance Co. Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	—	Held-to-maturity financial assets	—	403,790	—	403,790	Note 6
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	102,885	—	102,885	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,907	—	99,907	Note 6
		Taiwan Power Co. 4th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	51,480	—	51,480	Note 6
		Taiwan Power Co. 5th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	208,247	—	208,247	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	102,290	—	102,290	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	411,893	—	411,893	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,952	—	49,952	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	207,135	—	207,135	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	405,931	—	405,931	Note 6
		China Steel Corporation 1[s]t Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	102,925	—	102,925	Note 6
		Chinese Petroleum Corporation 1st Unsecured corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	103,169	—	103,169	Note 6
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	203,612	—	203,612	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	100,022	—	100,022	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issued in 2008	—	Held-to-maturity financial assets	—	200,939	—	200,939	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issued in 2008	—	Held-to-maturity financial assets	—	$203,379	—	$203,379	Note 6
		NAN YA Company 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,912	—	99,912	Note 6
		MLPC 1[s]t Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	199,757	—	199,757	Note 6
		Taiwan Power Company 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	201,610	—	201,610	Note 6
		FCFC 1[s]t Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	252,306	—	252,306	Note 6
		NAN YA Company 2[n]d Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	200,795	—	200,795	Note 6
		NAN YA Company 2[n]d Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	50,449	—	50,449	Note 6
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	348,639	—	348,639	Note 6
		NAN YA Company 3[r]d Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	199,608	—	199,608	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	299,500	—	299,500	Note 6
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	201,416	—	201,416	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A issue in 2010	—	Held-to-maturity financial assets	—	299,743	—	299,743	Note 6
		Taiwan Power Company 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	40,733	—	40,733	Note 6

1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	16,824	300,330	41	300,330	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	675	20,658 (Note 12)	100	20,658	Note 1

		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	12,890	Note 1

		Beneficiary certificates (mutual fund)
		Prudential Financial Bond Fund	—	Available-for-sale financial assets	3,304	50,000	—	50,102	Note 3
		IBT Bond Fund	—	Available-for-sale financial assets	3,691	50,000	—	50,133	Note 3
		Fuh Hwa Global Short-term Income Fund	—	Available-for-sale financial assets	4,850	50,000	—	51,777	Note 3
		Fuh Hwa Strategic High Income Fund	—	Available-for-sale financial assets	5,000	50,000	—	55,150	Note 3
		ING Investment Grade US$ Credit Fund	—	Available-for-sale financial assets	4,735	50,000	—	49,903	Note 3

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	1,989 (Note 12)	100	1,989	Note 1

		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	8,081 (Note 12)	100	8,081	Note 1

		eASPNet Inc.	—	Financial assets carried at cost	1,000	—	2	—	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	10	6,825	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2010							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value

3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	700		$3,173 (Note 12)		100		$3,173	Note 1

8	Light Era Development Co., Ltd.	Stocks
		Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290		2,814,901 (Note 12)		100		2,814,901	Note 1

9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	(SG$	423,742 17,834)		38	(SG$	423,742 17,834)	Note 1

11	InfoExplorer Co., Ltd.	Stocks
		InfoExplorer International Co., Ltd.	Subsidiary	Prepayments for long-term investments in stocks	—	(US$	24,852 795 (Note 12	) )	100	(US$	24,852 795)	Note 9

18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	700	(US$	3,169 101 (Note 12	) )	100	(US$	3,169 101)	Note 1

14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317		122,509 (Note 12)		54		122,509	Note 1

		Chunghwa Investment Holding Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,043	(US$	21,519 688 (Note 12	) )	100	(US$	21,519 688)	Note 1

		Tatung Technology Inc.	Equity-method investee	Investments accounted for using equity method	5,000		12,391		28		12,391	Note 1
		Panda Monium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602		—		43		—	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000		23,631 (Note 12)		4		23,631	Note 1

		Senao International Co., Ltd.	Equity-method investee	Investments accounted for using equity method	717		35,145 (Note 12)		—		36,352	Note 4

		Digimax Inc.	—	Financial assets carried at cost	2,000		36,000		4		15,804	Note 1
		Crystal Media Inc.	—	Financial assets carried at cost	1,000		15,000		5		6,107	Note 1
		iD Branding Ventures	—	Financial assets carried at cost	2,500		25,000		3		24,309	Note 1
		ChipSip Technology Co., Ltd.	—	Financial assets carried at cost	970		22,821		2		17,953	Note 8
		Giga Solar Materials Corporation	—	Financial assets carried at cost	438		48,739		1		276,465	Note 8
		UniDisplay Inc.	—	Financial assets carried at cost	4,000		46,000		3		35,057	Note 1
		A2peak Power Co. Ltd.	—	Financial assets carried at cost	1,100		27,500		3		12,830	Note 1
		Taimide Technology Ltd.	—	Financial assets carried at cost	706		12,161		1		31,353	Note 1
		CoaTronics Inc.	—	Financial assets carried at cost	1,200		12,000		9		9,744	Note 1
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost	649		29,371		—		10,470	Note 1
		XinTec Inc.	—	Financial assets carried at cost	24		1,076		—		1,343	Note 8
		DelSolar Co., Ltd.	—	Financial assets carried at cost	127		6,084		—		8,208	Note 8
		Taidoc Technology Corporation	—	Financial assets carried at cost	24		2,694		—		2,031	Note 8
		Cando Corporation	—	Financial assets carried at cost	253		4,782		—		6,170	Note 8
		Subtron Technology Co., Ltd.	—	Financial assets carried at cost	376		4,937		—		5,272	Note 8
		Huga Optotech Inc.	—	Financial assets carried at cost	415		12,870		—		12,591	Note 8

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Tatung Fine Chemicals Co.	—	Financial assets carried at cost	117	$9,135	—	$7,336	Note 8
		Daxon Technology Corporation	—	Financial assets carried at cost	281	9,593	—	8,666	Note 8
		Win Semiconductors Corp.	—	Financial assets carried at cost	370	10,555	—	10,057	Note 8
		OptiVision Technology Inc.	—	Financial assets carried at cost	325	10,189	—	6,516	Note 8
		Lextar Electronics Corp.	—	Financial assets carried at cost	293	15,039	—	18,461	Note 8
		SuperAlloy Industrial Co., Ltd.	—	Financial assets carried at cost	608	7,123	—	6,804	Note 8
		eMemory Technology Inc.	—	Financial assets carried at cost	32	2,733	—	3,453	Note 8
		Champion Microelectronic Corp.	—	Financial assets carried at cost	132	6,869	—	8,143	Note 8
		Edison Opto Corporation	—	Financial assets carried at cost	82	12,908	—	12,126	Note 8
		Chia Chang Co., Ltd.	—	Financial assets carried at cost	147	9,366	—	9,133	Note 8
		PChome Store Inc.	—	Financial assets carried at cost	325	14,073	—	14,073	Note 8
		Ultra Fine Optical Technology Co., Ltd.	—	Prepayments for long-term investments in stocks	—	27,000	—	27,000	Note 8

		Formosa Plastics Corporation	—	Available-for-sale financial assets	51	3,069	—	3,888	Note 4
		Fubon Financial Holding Co., Ltd.	—	Available-for-sale financial assets	261	9,265	—	10,053	Note 4
		Cathay Financial Holding Co., Ltd.	—	Available-for-sale financial assets	142	7,673	—	6,756	Note 4
		LARGAN Precision Co., Ltd.	—	Available-for-sale financial assets	—	76	—	119	Note 4
		Dynapack International Technology Corp.	—	Available-for-sale financial assets	21	2,002	—	1,921	Note 4
		Taiwan Hon Chuan Enterprise Co., Ltd.	—	Available-for-sale financial assets	142	8,193	—	8,638	Note 4
		Asia Cement Corporation	—	Available-for-sale financial assets	103	3,305	—	3,281	Note 4
		Anpec Electronics Corporation	—	Available-for-sale financial assets	65	2,629	—	2,596	Note 4
		China Steel Corporation	—	Available-for-sale financial assets	286	8,627	—	9,226	Note 4
		Wei Chuan Foods Corp.	—	Available-for-sale financial assets	203	8,913	—	7,602	Note 4
		Cyber Power Systems, Inc.	—	Available-for-sale financial assets	42	3,165	—	3,263	Note 4
		Gemtek Technology Co., Ltd.	—	Available-for-sale financial assets	71	3,970	—	3,830	Note 4
		Coxon Precise Industrial Co., Ltd.	—	Available-for-sale financial assets	102	7,908	—	6,212	Note 4
		Altek Corp.	—	Available-for-sale financial assets	36	1,824	—	1,657	Note 4
		Feng Hsin Iron & Steel Co., Ltd.	—	Available-for-sale financial assets	30	1,542	—	1,545	Note 4
		I-Chiun Precision Industry Co., Ltd.	—	Available-for-sale financial assets	150	7,320	—	6,015	Note 4
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	90	5,342	—	5,580	Note 4
		Swancor. Ind. Co., Ltd.	—	Available-for-sale financial assets	40	2,277	—	2,476	Note 4
		Apex Biotechnology Corp.	—	Available-for-sale financial assets	48	2,674	—	3,358	Note 4
		Via Technologies, Inc.	—	Available-for-sale financial assets	96	3,217	—	2,436	Note 4
		Cyberlink Co.	—	Available-for-sale financial assets	31	4,058	—	3,969	Note 4
		Optotech Corporation	—	Available-for-sale financial assets	240	5,473	—	5,448	Note 4
		Sino-American Silicon Products Inc.	—	Available-for-sale financial assets	10	726	—	942	Note 4
		Solar Applied Materials Technology Corp.	—	Available-for-sale financial assets	1	47	—	49	Note 4
		Tang Eng Iron Works Co., Ltd.	—	Available-for-sale financial assets	225	6,614	—	6,548	Note 4
		Pan Jit International Inc.	—	Available-for-sale financial assets	26	810	—	989	Note 4
		Lite-On Semiconductor Corp.	—	Available-for-sale financial assets	235	5,114	—	4,430	Note 4
		Ability Enterprise Co., Ltd.	—	Available-for-sale financial assets	50	2,811	—	2,590	Note 4
		Yuanta Financial Holdings	—	Available-for-sale financial assets	400	8,559	—	7,600	Note 4
		JuTeng International Holdings Limited	—	Available-for-sale financial assets	160	6,708	—	3,496	Note 4
		Sunrex Technology Corporation	—	Available-for-sale financial assets	120	4,036	—	3,810	Note 4
		Taiwan Semiconductor Co., Ltd.	—	Available-for-sale financial assets	179	4,776	—	4,511	Note 4
		Delta Electronics, Inc.	—	Available-for-sale financial assets	2	185	—	261	Note 4
		Everlight Electronics Co., Ltd.	—	Available-for-sale financial assets	50	4,825	—	4,395	Note 4
		Visual Photonics Epitaxy Co., Ltd.	—	Available-for-sale financial assets	—	26	—	28	Note 4
		Ene Technology Inc.	—	Available-for-sale financial assets	40	2,225	—	2,075	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Realtek Semiconductor Corp.	—	Available-for-sale financial assets	76	$5,901	—	$5,480	Note 4
		Global Unichip Corp.	—	Available-for-sale financial assets	45	5,699	—	4,995	Note 4
		Far Eastern Department Stores Ltd.	—	Available-for-sale financial assets	21	530	—	811	Note 4
		Green Energy Technology Inc.	—	Available-for-sale financial assets	—	31	—	44	Note 4
		ALi Corporation	—	Available-for-sale financial assets	90	4,952	—	4,509	Note 4
		Integrated Memory Logic Limited	—	Available-for-sale financial assets	15	2,276	—	1,793	Note 4
		Acme Electronics Corporation	—	Available-for-sale financial assets	190	14,158	—	15,124	Note 4
		Wan Hai Lines Ltd.	—	Available-for-sale financial assets	143	3,069	—	3,110	Note 4
		Taiwan Mobile Cp., Ltd.	—	Available-for-sale financial assets	20	1,225	—	1,290	Note 4
		UPC Tech. Corp.	—	Available-for-sale financial assets	45	892	—	896	Note 4
		Richtek Technology Corp.	—	Available-for-sale financial assets	20	4,829	—	4,640	Note 4
		China Airlines Ltd.	—	Available-for-sale financial assets	8	157	—	180	Note 4
		Hua Nan Financial Holdings Co., Ltd.	—	Available-for-sale financial assets	310	6,046	—	6,293	Note 4
		TTET Union Corporation	—	Available-for-sale financial assets	50	2,033	—	2,040	Note 4
		Danen Technology Corporation	—	Available-for-sale financial assets	137	8,715	—	8,439	Note 4
		Taiwan PCB Techvest Co., Ltd.	—	Available-for-sale financial assets	100	4,900	—	4,855	Note 4
		Chenming Mold Industrial Corp.	—	Available-for-sale financial assets	115	2,849	—	2,921	Note 4
		China Synthetic Rubber Corporation	—	Available-for-sale financial assets	190	5,724	—	5,653	Note 4
		ACHEM Technology Corporation	—	Available-for-sale financial assets	75	1,544	—	1,485	Note 4
		Chung Hung Steel Corporation	—	Available-for-sale financial assets	200	2,991	—	2,900	Note 4
		First Financial Holding Co. Ltd.	—	Available-for-sale financial assets	305	5,922	—	6,314	Note 4
		Chicony Electronics Co. Ltd.	—	Available-for-sale financial assets	15	979	—	990	Note 4
		Newmax Technology Co., Ltd.	—	Available-for-sale financial assets	40	5,854	—	6,000	Note 4
		Etron Technology, Inc.	—	Available-for-sale financial assets	73	1,704	—	1,752	Note 4
		Creative Sensor Inc.	—	Available-for-sale financial assets	30	766	—	762	Note 4
		Nuvoton Technology Corporation	—	Available-for-sale financial assets	367	18,717	—	21,837	Note 4
		Gigastorage Corporation	—	Available-for-sale financial assets	10	496	—	499	Note 4
		Lite-On Technology Corp.	—	Available-for-sale financial assets	10	247	—	398	Note 4
		Orise Technology Co., Ltd.	—	Available-for-sale financial assets	5	201	—	339	Note 4
		Hon Hai Precision Ind. Co., Ltd.	—	Available-for-sale financial assets	3	324	—	395	Note 4
		Chung-Hsin Electric & Machinery MFG. Corp.	—	Available-for-sale financial assets	50	935	—	913	Note 4
		AU Optronics Corp.	—	Available-for-sale financial assets	20	580	—	648	Note 4
		Wistron NeWeb Corporation	—	Available-for-sale financial assets	10	654	—	694	Note 4
		TXC Corporation	—	Available-for-sale financial assets	20	1,124	—	1,116	Note 4

		Beneficiary certificates (mutual)
		PowerShares QQQ	—	Available-for-sale financial assets	4	5,017	—	5,360	Note 4
		Jih Sun Bond Fund	—	Available-for-sale financial assets	1,068	15,042	—	15,114	Note 3
		Fuh Hwa You Li Fund	—	Available-for-sale financial assets	786	10,102	—	10,152	Note 3
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	4,185	50,001	—	50,080	Note 3
		Manulife Asia Pacific Bond Fund	—	Available-for-sale financial assets	3,444	35,000	—	36,048	Note 3
		Manulife Emerging Market High Yield Bond Fund-A	—	Available-for-sale financial assets	2,000	20,000	—	19,997	Note 3
		Cathy Mandarin Fund	—	Available-for-sale financial assets	1,019	10,000	—	10,855	Note 3
		Fuh Hwa Global Fixed Income Fund of Funds	—	Available-for-sale financial assets	1,899	20,757	—	24,653	Note 3
		Cathy Man AHL Futures Trust Fund of Funds	—	Available-for-sale financial assets	2,474	25,000	—	25,281	Note 3
		KGI EM Trend ETF Fund of Funds	—	Available-for-sale financial assets	1,500	15,000	—	14,895	Note 3
		Fuh Hwa Emerging Market Active Allocation Fund of Funds	—	Available-for-sale financial assets	1,000	10,000	—	10,040	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2010							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value

		iShares FTSE/Xinhua A50 China Index ETF	—	Available-for-sale financial assets	85		$4,156		—		$4,214	Note 4
		iShares CSI A-Share Consumer Staples Index ETF	—	Available-for-sale financial assets	20		1,733		—		1,695	Note 4

		Bonds
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	500		51,114		—		51,196	Note 4
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	—	Available-for-sale financial assets	500		50,892		—		51,341	Note 4

		Convertible bonds
		Epistar Corporation Ltd. 3rd Convertible Bond	—	Financial assets at fair value through profit or loss	17		1,815		—		1,884	Note 4
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	—	Financial assets at fair value through profit or loss	40		4,351		—		4,400	Note 4
		Asia Optical’s Second Domestic Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	32		3,200		—		3,616	Note 4
		King Slide works Co., Ltd. 2nd convertible bond	—	Financial assets at fair value through profit or loss	50		5,000		—		5,225	Note 4
		Everlight Electronics Co., Ltd. 4th Convertible Bonds	—	Financial assets at fair value through profit or loss	50		5,000		—		5,225	Note 4
		Jintex Corp. 2nd Domestic Secured Convertible Bonds	—	Financial assets at fair value through profit or loss	10		1,000		—		1,380	Note 4
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds	—	Financial assets at fair value through profit or loss	40		4,008		—		4,300	Note 4
		TUL the Third Security Convertible Bond	—	Financial assets at fair value through profit or loss	15		1,500		—		1,493	Note 4
		Yuanta Financial Holding Co., Ltd. 1st Domestic Convertible Bond	—	Financial assets at fair value through profit or loss	85		8,500		—		9,180	Note 4

20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. USA Corporation	Subsidiary	Investment accounted for using equity method	400	(US$	12,504 400 (Note 12	) )	100	(US$	12,504 400)	Note 11

22	Senao International	Stocks
	(Samoa) Holding Ltd.	Senao International HK Limited	Subsidiary	Investment accounted for using equity method	—		— (Note 12)		100		—	Note 7
		HopeTech Technologies Limited	—	Investment accounted for using equity method	5,240		20,657		45		20,657	Note 1

24	Chunghwa Investment	Stocks
	Holding Co., Ltd.	CHI One Investment Co., Limited	Subsidiary	Investment accounted for using equity method	3,500	(US$	11,018 352 (Note 12	) )	100	(US$	11,018 352)	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2010							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value

26	CHI One Investment Co., Limited	Stocks
		Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investment accounted for using equity method	—	$ (US$	10,444 335)		49	$ (US$	10,444 335)	Note 1

27	InfoExplorer International Co., Ltd.	Stocks
		InfoExplorer (Hong Kong) Co., Limited	Subsidiary	Prepayments for Long-Term Investments in Stocks	—	(US$	24,382 780 (Note 12	) )	100	(US$	24,382 780)	Note 10

Note 1:	The net asset values of investees were based on unreviewed financial statements.

Note 2:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not yet begun operation as of September 30, 2010. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Note 3:	The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on September 30, 2010.

Note 4:	Market value was based on the closing price on September 30, 2010.

Note 5:	Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.

Note 6:	The net asset values of investees were based on amortized cost.

Note 7:	Senao International HK Limited (SIHK) was established by SIS in 2009. No capital is injected in SIHK yet by September 30, 2010.

Note 8:	Market value of emerging stock was based on the average trading price on September 30, 2010.

Note 9:	InfoExplorer International Co., Ltd. (IESA) was established by IFE in 2010. Prepayment for long-term investment, US$795 thousand, was injected in IESA by September 2010, but IESA has not been registered and has not yet begun operation as of September 30, 2010.

Note 10:	InfoExplorer (Hong Kong) Co., Limited (IEHK) was established by IESA in 2010. Prepayment for long-term investment, US$780 thousand, was injected in IEHK by September 2010, but IEHK has not been registered and has not yet begun operation as of September 30, 2010.

Note 11:	Chunghwa Precision Test Tech. USA Corporation (CHPT (US)) was established by Chunghwa Precision Test Tech. Co., Ltd. in 2010. CHPT (US) has been injected capital in an amount of US$400 thousand and completed its registration in September 2010; however, it has not yet begun operation as of September 30, 2010.

Note 12:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2010

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Stocks
		Donghwa Telecom Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	51,590	$230,528 (Note 4)	78,000	$320,740	—	$—	$—	$—	129,590	$553,763 (Notes 4 and 5)

		Beneficiary certificates (mutual fund)
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	194,181	2,500,000	—	—	194,181	2,521,514	2,500,000	21,514	—	—
		Yuanta Wan Tai Bond Fund	Available-for-sale financial assets	—	—	173,683	2,500,000	103,616	1,500,000	277,299	4,013,901	4,000,000	13,901	—	—
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	126,106	1,500,000	—	—	126,106	1,504,977	1,500,000	4,977	—	—
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	129,654	2,008,787	—	—	129,654	2,022,219	2,008,787	13,432	—	—
		Fuh-Hwa Bond Fund	Available-for-sale financial assets	—	—	108,849	1,500,000	—	—	108,849	1,504,158	1,500,000	4,158	—	—
		JPMorgan (Taiwan) Global Balanced	Available-for-sale financial assets	—	—	14,161	200,000	—	—	14,161	217,864	200,000	17,864	—	—
		Fuh Hwa Aegis	Available-for-sale financial assets	—	—	17,813	234,684	—	—	17,813	223,070	234,684	(11,614)	—	—
		AGI Global Quantitative Balanced Fund	Available-for-sale financial assets	—	—	17,000	197,821	—	—	17,000	192,888	197,821	(4,933)	—	—
		Capital Value Balance	Available-for-sale financial assets	—	—	8,000	141,776	—	—	8,000	147,134	141,776	5,358	—	—
		Fuh Hwa Life Goal Balance	Available-for-sale financial assets	—	—	9,330	140,000	—	—	9,330	146,341	140,000	6,341	—	—
		Capital Asia-Pacific Mega-Trend	Available-for-sale financial assets	—	—	15,074	200,000	—	—	15,074	213,752	200,000	13,752	—	—
		PineBridge Flagship Global Balance FoFs	Available-for-sale financial assets	—	—	25,679	350,000	—	—	19,679	274,049	268,222	5,827	6,000	81,778
		Franklin Templeton Glbl Bd FoFs	Available-for-sale financial assets	—	—	14,000	158,018	3,984	50,000	17,984	238,068	208,018	30,050	—	—
		Cathay Global Aggressive Fund of Funds	Available-for-sale financial assets	—	—	15,570	210,000	—	—	15,570	193,523	210,000	(16,477)	—	—
		Polaris Global Emerging Market	Available-for-sale financial assets	—	—	13,603	200,000	—	—	13,603	206,478	200,000	6,478	—	—
		HSBC Global Of Bonds	Available-for-sale financial assets	—	—	22,838	250,000	—	—	22,838	274,690	250,000	24,690	—	—
		Fuh Hwa Global Fixed Inc FoFs	Available-for-sale financial assets	—	—	11,512	140,000	4,082	50,000	15,594	201,144	190,000	11,144	—	—
		Fidelity US High Yield Fund	Available-for-sale financial assets	—	—	535	206,588	—	—	535	192,038	206,588	(14,550)	—	—
		Credit Suisse Equity Fund (Lux) Global Resources	Available-for-sale financial assets	—	—	10	130,402	—	—	10	130,402	130,402	—	—	—
		Aberdeen Global -World Resources Fund	Available-for-sale financial assets	—	—	—	—	219	130,402	—	—	—	—	219	130,402
		Parvest Convertible Bond Europe	Available-for-sale financial assets	—	—	71	398,787	—	—	43	218,856	239,275	(20,419)	28	159,512
		JPMorgan Funds - Global Convertibles Fund	Available-for-sale financial assets	—	—	868	491,450	—	—	521	262,547	294,871	(32,324)	347	196,579
		Fidelity Euro Balanced Fund	Available-for-sale financial assets	—	—	476	303,683	—	—	246	127,418	157,323	(29,905)	230	146,360
		MFS Meridian -European Equity Fund	Available-for-sale financial assets	—	—	171	178,920	—	—	171	129,932	178,920	(48,988)	—	—
		Polaris Taiwan Top 50 Tracker	Available-for-sale financial assets	—	—	1,710	91,574	1,170	58,791	2,880	162,491	150,365	12,126	—	—

		Bonds
		China Development Financial Holding Corporation Unsecured Corporate Bond-AB issue in 2005	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	200,000	200,000	—	—	—
		Taiwan Power Co. 5th secured Bond-A issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		Yuanta Securities Finance Co. Ltd. 1st Unsecured Corporate Bonds-B issue in 2007	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 3)	—	—	—	—	—	400,000 (Note 3)

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond issue in 2009	Held-to-maturity financial assets	—	—	—	$—	—	$300,000 (Note 3)	—	$—	$—	$—	—	$300,000 (Note 3)
		Taiwan Power Co. 5th secured Bond-B issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 3)	—	—	—	—	—	400,000 (Note 3)
		China Steel Corporation 1st Unsecured Corporate Bonds issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds - A issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	250,000 (Note 3)	—	—	—	—	—	250,000 (Note 3)
		NAN YA Company 3rd Unsecured Corporate Bonds issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Taiwan Power Co. 1st Secured Corporate Bond-A issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	240,000 (Note 3)	—	—	—	—	—	240,000 (Note 3)
		FCFC 1st Unsecured Corporate Bonds issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	250,000 (Note 3)	—	—	—	—	—	250,000 (Note 3)
		Taiwan Power Co. 4th Secured Corporate Bond-B issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	350,000 (Note 3)	—	—	—	—	—	350,000 (Note 3)
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Taiwan Power Co. 4th Secured Corporate Bond-A issue in 2010	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
8	Light Era Development Co., Ltd.	Stocks Yao Yong Real Property Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	—	83,290	2,793,667	—	—	—	—	83,290	2,814,901 (Notes 2 and 5)

Note 1:	Showing at their original carrying amounts without adjustments for fair values.

Note 2:	The ending balance includes investment gain recognized under equity method.

Note 3:	Stated at its nominal amounts.

Note 4:	The ending balance includes investment gain(loss) recognized under equity method and cumulative transaction adjustments.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2010

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,207,271 (Notes 4 and 9)	1	30 days	(Note 2)	(Note 2)	$296,852 (Notes 5 and 9)		2
				Purchase	3,736,432 (Notes 3 and 9)	5	30-90 days	(Note 2)	(Note 2)	(743,356 (Notes 6 and 9	) )	(10)
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	506,302 (Notes 8 and 9)	—	30 days	—	—	(147,253 (Notes 7 and 9	) )	(2)
		CHIEF Telecom Inc.	Subsidiary	Sales	186,349 (Note 9)	—	30 days	(Note 2)	(Note 2)	22,250 (Note 9)		—
				Purchase	217,222 (Note 9)	—	60 days	(Note 2)	(Note 2)	(41,079 (Note 9	) )	(1)
		Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	104,406 (Note 9)	—	90 days	—	—	(48,077 (Note 9	) )	(1)
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Sales	226,811	—	60 days	—	—	5,050		—
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	550,367	1	30-90 days	—	—	(54,032)		(1)
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	3,738,429 (Notes 3 and 9)	26	30-90 days	(Note 2)	(Note 2)	729,689 (Notes 6 and 9)		62
				Purchase	1,174,342 (Notes 4 and 9)	10	30 days	(Note 2)	(Note 2)	(66,197 (Notes 5 and 9	) )	(5)
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	842,068 (Notes 8 and 9)	78	30 days	—	—	168,253 (Notes 7 and 9)		72
2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	217,222 (Note 9)	24	60 days	(Note 2)	(Note 2)	41,079 (Note 9)		30
				Purchase	186,349 (Note 9)	27	30 days	(Note 2)	(Note 2)	(22,250 (Note 9	) )	(30)
5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	104,406 (Note 9)	48	90 days	—	—	48,077 (Note 9)		55

(Continued)

Note 1:	Excluding payment and receipts collected in trust for others.

Note 2:	Transaction terms were determined in accordance with mutual agreements.

Note 3:	The difference was because Senao International Co., Ltd. classified the amount as non-operating income, etc.

Note 4:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 5:	The difference was because Senao International Co., Ltd. classified the amount as other payables.

Note 6:	The difference was because Senao International Co., Ltd. classified the amount as other receivables and other current assets.

Note 7:	The difference was because Chunghwa classified the amount as payables to contractors.

Note 8:	The difference was because Chunghwa classified the amount as property, plant and equipment, inventories, spare parts and intangible assets.

Note 9:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2010

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$296,852 (Note 2)	9.61 (Note 1)	$—	—	$26,778	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	971,336 (Note 2)	7.47 (Note 1)	—	—	1,334	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	168,253 (Note 2)	3.79 (Note 1)	—	—	43,442	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

NINE MONTHS ENDED SEPTEMBER 30, 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2010			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)		Note
					September 30, 2010	December 31, 2009	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,352,399 (Note 8)	$942,657	$265,941 (Note 8)		Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	2,866,083 (Note 8)	(60,706)	(60,593 (Note 8	) )	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709	1,738,709	178,000	89	1,717,158 (Note 8)	102,952	90,153 (Note 8)		Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	1,389,939	1,389,939	61,869	100	1,470,709 (Note 8)	5,082	5,082 (Note 8)		Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	714,093 (Note 8)	20,519	7,668 (Note 8)		Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	522,003	201,263	129,590	100	553,763 (Note 8)	14,808	14,808 (Note 8)		Subsidiary
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	507,834 (Note 8)	84,019	60,227 (Note 8)		Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	476,566	215,101	89,138		Equity- method investee
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	265,652	40,539	12,167		Equity- method investee
		InfoExplorer Co., Ltd.	Banqiao City, Taipei	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	49	256,070 (Note 8)	(23,405)	(17,957 (Note 8	) )	Subsidiary
		Chunghwa International Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	187,299 (Note 8)	35,100	35,100 (Note 8)		Subsidiary
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	91,094	19,085	5,726		Equity- method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	83,005 (Note 8)	23,894	21,602 (Note 8)		Subsidiary
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	67,912 (Note 8)	18,632	10,816 (Note 8)		Subsidiary
		KingWaytek Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,703	33	63,241	(5,307)	(5,940)		Equity- method investee
		So-net Entertainment Taiwan	Taipei	Online service and sale of computer hardware	60,008	60,008	3,429	30	26,134	(15,951)	(4,785)		Equity- method investee
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	17,291	1	100	17,018 (Note 8)	7,409	5,710 (Note 8)		Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 8)	—	— (Notes 3 and 8)		Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 8)	—	— (Notes 3 and 8)		Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2010					Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note
					September 30, 2010		December 31, 2009		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales.		$206,190		$206,190	16,824	41		$300,330			$107,950			$44,262		Equity-method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment		21,395		—	675	100		20,658 (Note 8)			(455)			(455 (Note 8	) )	Subsidiary

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service.		2,000		2,000	200	100		1,989 (Note 8)			(9)			(9 (Note 8	) )	Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	(US$	6,068 200)	(US$	6,068 200)	200	100	(US$	8,081 259 (Note 8	) )	(US$	668 21)		(US$	668 21 (Note 8	) )	Subsidiary

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd	Brunei	Providing advanced business solutions to telecommunications	(US$	22,530 700)	(US$	16,179 500)	700	100	(US$	3,173 102 (Note 8	) )	(US$	(3,933 (123	) ))	(US$	(3,933 (123 (Note 8	) ) ) )	Subsidiary

8	Light Era Development Co., Ltd.	Yao Yong Real Property co., Ltd.	Taipei	Real estate leasing business		2,793,667		—	83,290	100		2,814,901 (Note 8)			30,707			21,234 (Note 9)		Subsidiary

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	(SG$	409,061 18,102)	(SG$	409,061 18,102)	18,102	38	(SG$	423,742 17,834)		(SG$	(2,676 (116	) ))	(SG$	(1,017 (44	) ))	Equity-method investee

11	InfoExplorer Co., Ltd.	InfoExplorer International Co., Ltd.	Samoa Islands	International investment	(US$	24,852 795)		—	—	100	(US$	24,852 795 (Notes 5 and 8	) )		—			— (Notes 5 and 8)		Subsidiary

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Tao Yuan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products		91,875		91,875	10,317	54		122,509 (Note 8)			24,095			12,949 (Note 8)		Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	(US$	34,483 1,043)	(US$	20,000 589)	1,043	100	(US$	21,519 688 (Note 8	) )	(US$	(2,838 (89	) ))	(US$	(2,838 (89 (Note 8	) ) ) )	Subsidiary
		Tatung Technology Inc.	Taipei	The product of SET TOP BOX		50,000		50,000	5,000	28		12,391			(87,010)			(23,753)		Equity-method investee
		Panda Monium Company Ltd.	Cayman	The production of animation	(US$	20,000 602)	(US$	20,000 602)	602	43		—			—			—		Equity-method investee
		CHIEF Telecom Inc.	Taipei	Telecommunication and internet service		20,000		20,000	2,000	4		23,631 (Note 8)			84,019			3,075 (Note 8)		Equity-method investee
		Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products		30,188		—	717	—		35,145 (Note 8)			942,657			2,353 (Note 8)		Equity-method investee

18	Concord Technology Co., Ltd	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	(US$	22,530 700)	(US$	16,179 500)	700	100	(US$	3,169 101 (Note 8	) )	(US$	(3,933 (123	) ))	(US$	(3,933 (123 (Note 8	) ) ) )	Subsidiary

22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment		—		—	—	100		— (Notes 4 and 8)			—			— (Notes 4 and 8)		Subsidiary
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	(US$	21,395 675)		—	5,240	45	(US$	20,657 660)		(US$	(1,014 (32	) ))	(US$	(456 (14	) ))	Equity-method investee

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	(US$	14,483 450)		—	3,500	100	(US$	11,018 347 (Note 8	) )	(US$	(2,761 (85	) ))	(US$	(2,761 (85 (Note 8	) ) ) )	Subsidiary

26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	Xiamen	Customer Services and platform rental activities	(US$	13,862 431)		—	—	49	(US$	10,444 354)		(US$	(5,567 (174	) ) )	(US$	(2,728 (86	) ) )	Equity-method investee

27	InfoExplorer International Co., Ltd.	InfoExplorer (Hong Kong) Co., Limited	Hong Kong	International investment	(US$	24,382 780)		—	—	100	(US$	24,382 780 (Notes 6 and 8	) )		—			— (Notes 6 and 8)		Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount			Balance as of September 30, 2010					Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					September 30, 2010		December 31, 2009	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

28	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	$ (US$	12,504 400)	$—	400	100	$ (US$	12,504 400 (Notes 7 and 8	) )	$—	$ — (Notes 7 and 8)	Subsidiary

Note 1:	The equity in net income (loss) of investees was based on unreviewed financial statements, except Senao International Co., Ltd.

Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but has not yet begun operation as of September 30, 2010. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Note 4:	Senao International Co., Ltd. established Senao International HK Limited (SIHK) by the subsidiary, SIS in 2009. No capital is injected in SIHK yet by September 30, 2010.

Note 5:	InfoExplorer International Co., Ltd. (IESA) was established by IFE in 2010. Prepayment for long-term investment, US$795 thousand, is injected in IESA by September 2010, but IESA has not been registered and has not yet begun operation as of September 30, 2010.

Note 6:	InfoExplorer (Hong Kong) Co., Limited (IEHK) was established by IESA in 2010. Prepayment for long-term investment, US$780 thousand, is injected in IEHK by September 2010, but IEHK has not been register and has not yet begun operation as of September 30, 2010.

Note 7:	Chunghwa Precision Test Tech. USA Corporation (CHPT (US)) was established by Chunghwa Precision Test Tech. Co., Ltd. in 2010. CHPT (US) has been injected capital in an amount of US$400 thousand and completed its registration in September 2010; however, it has not yet begun operation as of September 30, 2010.

Note 8:	The amount was eliminated upon consolidation.

Note 9:	The transaction happened after Chunghwa has control over YYRP on March 1, 2010, were eliminated upon consolidation.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

NINE MONTHS ENDED SEPTEMBER 30, 2010

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

							Investment Flows
Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2010		Outflow		Inflow	Accumulated Outflow of Investment from Taiwan as of September 30, 2010		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)			Carrying Value as of September 30, 2010			Accumulated Inward Remittance of Earnings as of September 30, 2010
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ (US$	22,530 700)	Note 1	$ (US$	16,179 500)	$ (US$	6,351 200)	$—	$ (US$	22,530 700)	100%	$ (US$	(3,933 (123 (Note 5	) )) )	$ (US$	(3,169 (101 (Note 5	) )) )	$—

Xiamen Sertec Business Technology Co., Ltd.	Customer Services and platform rental activities	(US$	28,282 880)	Note 1		—	(US$	13,862 431)	—	(US$	13,862 431)	49%	(US$	(2,728 (86	) ))	(US$	10,444 354)		—

Accumulated Investment in Mainland China as of September 30, 2010		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA
$ (US$	22,530 700)	$ (US$	48,169 1,500)	$387,253 (Note 3)
(US$	13,862 431)	(US$	79,882 2,500)	1,270,594 (Note 4)

Note 1:	Chunghwa System Integration Co., Ltd. and Chunghwa Investment Co., Ltd. indirectly owns this investee through an investment company registered in a third region.

Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s unreviewed financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.

Note 5:	The amount was eliminated upon consolidation.

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amount in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2010	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$296,852	—	—
					Accounts payable	743,356	—	—
					Amounts collected in trust for others	230,663	—	—
					Revenues	1,207,271	—	1
					Non-operating income and gains	33	—	—
					Operating costs and expenses	3,736,432	—	2
					Property, plant and equipment	1,799	—	—
					Work in process	91	—	—
					Office supplies	118	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	22,250	—	—
					Accounts payable	41,079	—	—
					Amounts collected in trust for others	3,431	—	—
					Revenues	186,349	—	—
					Operating costs and expenses	217,222	—	—
			Unigate Telecom Inc.	a	Revenues	218	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	20,696	—	—
					Accounts payable	6,980	—	—
					Amounts collected in trust for others	109,775	—	—
					Revenues	11,670	—	—
					Non-operating income and gains	21
					Operating costs and expenses	24,446	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	3,950	—	—
					Accounts payable	147,253	—	—
					Payables to contractors	21,000	—	—
					Revenues	18,392	—	—
					Non-operating income and gains	414	—	—
					Operating costs and expenses	506,302	—	—
					Property, plant and equipment	316,881	—	—
					Work in process	54,388	—	—
					Spare parts	3,671	—	—
					Spare parts in transit	3,746	—	—
					Intangible assets	8,284	—	—
					Other deferred expenses	986	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	28,215	—	—
					Accounts payable	48,077	—	—
					Revenues	55,121	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
					Operating costs and expenses	$104,406
					Property, plant and equipment	18,407	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	19,504	—	—
					Accounts payable	32,994	—	—
					Operating costs and expenses	3,366	—	—
					Property, plant and equipment	30,854	—	—
			Spring House Entertainment Inc.	a	Accounts receivable	19,025	—	—
					Accounts payable	21,798	—	—
					Revenues	1,986	—	—
					Operating costs and expenses	39,669	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	4,995	—	—
					Accounts payable	2,980	—	—
					Revenues	10,024	—	—
					Operating costs and expenses	18,932	—	—
					Property, plant and equipment	5,994	—	—
			Light Era Development Co., Ltd.	a	Accounts receivable	1,572	—	—
					Accounts payable	494	—	—
					Revenues	21,368	—	—
					Operating costs and expenses	669	—	—
			Chunghwa Telecom Singapore Co., Ltd.	a	Accounts receivable	911	—	—
					Accounts payable	2,484	—	—
					Revenues	10,826	—	—
					Operating costs and expenses	20,106	—	—
			InfoExplorer Co., Ltd.	a	Accounts payable	23,936	—	—
					Revenues	1,738	—	—
					Operating costs and expenses	84,717	—	—
					Property, plant and equipment	54,310	—	—
					Work in process	23,547	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	a	Accounts receivable	5,239	—	—
					Accounts payable	3	—	—
					Revenues	1,825
					Non-operating income and gains	563
					Operating costs and expenses	1
							—	—

	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	729,689	—	—
					Accrued custodial receipts	241,647	—	—
					Prepaid expenses	2,683
					Accounts payable	66,197	—	—
					Amounts collected in trust for others	230,655	—	—
					Revenues	3,738,429	—	2
					Non-operating income and gains	11	—	—
					Operating costs and expenses	1,207,271	—	1
					Non-operating costs and expenses	33	—	—
			Chunghwa System Integration Co., Ltd.	c	Revenues	4	—	—
			Spring House Entertainment Inc.	c	Revenues	59	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	56	—	—
					Operating costs and expenses	252	—	—
			InfoExplorer Co., Ltd.	c	Revenues	1	—	—
			CHIEF Telecom Inc.	c	Revenues	7	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Light Era Development Co., Ltd.	c	Revenues	$178	—	—

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	44,510	—	—
					Accounts payable	22,161	—	—
					Advances from customers	89	—	—
					Revenues	217,222	—	—
					Operating costs and expenses	186,349	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	7	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	8	—	—
					Revenues	147	—	—
					Operating costs and expenses	8	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	69	—	—
					Advances from customers	27	—	—
					Revenues	698	—	—
			Yao Yong Real Property Co., Ltd.	c	Non-operating income and gains	72	—	—
					Operating costs and expenses	50,640	—	—

	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	168,253	—	—
					Accounts payable	3,950	—	—
					Revenues	842,068	—	—
					Non-operating income and gains	52,190	—	—
					Operating costs and expenses	18,806	—	—
			CHIEF Telecom Inc.	c	Accounts payable	8	—	—
					Revenues	8	—	—
					Operating costs and expenses	147	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	1,304	—	—
					Operating costs and expenses	78	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	4	—	—
			InfoExplorer Co., Ltd.	c	Accounts payable	214	—	—
					Revenues	3,802	—	—
					Operating costs and expenses	214	—	—
			Light Era Development Co., Ltd.	c	Revenues	2	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Revenues	234	—	—
			Chunghwa Telecom Global, Inc.	c	Revenues	2	—	—

	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	5,503	—	—
					Accrued custodial receipts	109,775	—	—
					Prepaid expenses	1,477	—	—
					Accounts payable	19,785	—	—
					Advances from customers	911	—	—
					Revenues	24,446	—	—
					Operating costs and expenses	11,691	—	—
			Senao International Co., Ltd.	c	Revenues	252	—	—
					Operating costs and expenses	56	—	—
			Chunghwa System Integration Co., Ltd.	c	Revenues	78	—	—
					Operating costs and expenses	1,304	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$48,064	—	—
					Prepaid expenses	13	—	—
					Accounts payable	27,565	—	—
					Advances from customers	650	—	—
					Revenues	104,406	—	—
					Non-operating income and gains	18,407	—	—
					Operating costs and expenses	55,121	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	76	—	—
					Revenues	1,233	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	2	—	—

	7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	21,798	—	—
					Advances from customers	19,025	—	—
					Revenues	39,669	—	—
					Operating costs and expenses	1,986	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	59	—	—

	15	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	218	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	32,994	—	—
					Accounts payable	8,983	—	—
					Advances from customers	10,521	—	—
					Revenues	34,220	—	—
			CHIEF Telecom Inc.	c	Prepaid expenses	27	—	—
					Accounts payable	69	—	—
					Operating costs and expenses	698	—	—
			Chunghwa Telecom Singapore Co., Ltd.	c	Accounts payable	874	—	—
					Operating costs and expenses	132	—	—

	8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid expenses	494	—	—
					Accounts payable	1,572	—	—
					Revenues	669	—	—
					Operating costs and expenses	21,368	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	178	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	2	—	—
			InfoExplorer Co., Ltd.	c	Revenues	652	—	—
					Non-operating costs and expenses	5	—	—

	9	Chunghwa Telecom Singapore Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	2,484	—	—
					Accounts payable	842	—	—
					Advances from customers	69	—	—
					Revenues	20,106	—	—
					Operating costs and expenses	10,826	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	874	—	—
					Revenues	132	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
	11	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$23,936	—	—
					Advances from customers	23,547	—	—
					Revenues	139,027	—	—
					Operating costs and expenses	1,738	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	214	—	—
					Revenues	214	—	—
					Operating costs and expenses	3,802	—	—
			Light Era Development Co., Ltd.	c	Non-operating income and gains	5	—	—
					Operating costs and expenses	652	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	1	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	2,980	—	—
					Accounts payable	4,995	—	—
					Revenues	24,926	—	—
					Operating costs and expenses	10,024	—	—

	20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid expenses	3	—	—
					Accounts payable	5,239	—	—
					Revenues	1	—	—
					Operating costs and expenses	1,825	—	—
					Non-operating costs and expenses	563	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	76	—	—
					Operating costs and expenses	1,233	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	234	—	—

	25	Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	50,640	—	—
					Operating costs and expenses	72	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2009	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$382,723	—	—
					Accounts payable	674,209	—	—
					Amounts collected in trust for others	255,005	—	—
					Revenues	597,522	—	—
					Non-operating income and gains	4	—	—
					Operating costs and expenses	4,067,833	—	3
					Property, plant and equipment	268	—	—
					Work in process	96	—	—
					Office supplies	112	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	21,227	—	—
					Accounts payable	45,899	—	—
					Revenues	178,630	—	—
					Operating costs and expenses	228,951	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	124,623	—	—
					Accounts payable	212,492	—	—
					Revenues	12,008	—	—
					Non-operating income and gains	4,161	—	—
					Operating costs and expenses	362,686	—	—
					Property, plant and equipment	363,175	—	—
					Intangible assets	36,397	—	—
					Work in process	46,639	—	—
					Spare parts	18,026	—	—
					Other deferred expenses	59	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	20,973	—	—
					Accounts payable	44,941	—	—
					Advances from customers	13	—	—
					Revenues	42,552	—	—
					Operating costs and expenses	49,560	—	—
					Property, plant and equipment	21,360	—	—
			Spring House Entertainment Inc.	a	Accounts receivable	7,626	—	—
					Accounts payable	9,214	—	—
					Revenues	1,898	—	—
					Operating costs and expenses	45,170	—	—
			Unigate Telecom Inc.	a	Revenues	1,807	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	29,200	—	—
					Accounts payable	37,217	—	—
					Amounts collected in trust for others	21,095	—	—
					Advances from customers	4,465	—	—
					Revenues	13,913	—	—
					Operating costs and expenses	35,621	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	10,604	—	—
					Accounts payable	19,501	—	—
					Advances from customers	26,983	—	—
					Revenues	18,832	—	—
					Operating costs and expenses	28,627	—	—
			Light Era Development Co., Ltd.	a	Advances from customers	494	—	—
					Revenues	3,362	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			InfoExplorer Co., Ltd.	a	Accounts receivable	$6,000	—	—
					Accounts payable	3,108	—	—
					Revenues	6,427	—	—
					Operating costs and expenses	7,422	—	—
					Property, plant and equipment	819	—	—
					Work in process	6,937	—	—
					Intangible assets	6,667	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	4,086	—	—
					Accounts payable	4,667	—	—
					Revenues	5,964	—	—
					Operating costs and expenses	4,008	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	1,121	—	—
					Accounts payable	2,156	—	—
					Revenues	5,930	—	—
					Operating costs and expenses	3,861	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	a	Accounts receivable	920	—	—
					Accounts payable	1,043	—	—
					Advances from customers	239	—	—
					Revenues	4,968	—	—
					Non-operating income and gains	160	—	—
					Operating costs and expenses	1	—	—

	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	674,209	—	—
					Other accounts receivable	255,005	—	—
					Accounts payable	182,803	—	—
					Other accounts payable	199,920	—	—
					Revenues	4,068,219	—	3
					Non-operating income and gains	90	—	—
					Operating costs and expenses	597,522	—	—
					Non-operating costs and expenses	4	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Operating costs and expenses	1,002	—	—

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	45,899	—	—
					Accounts payable	21,139	—	—
					Advances from customers	88	—	—
					Revenues	228,951	—	—
					Operating costs and expenses	178,630	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	26	—	—
			Unigate Telecom Inc.	c	Accounts receivable	86	—	—
					Accounts payable	1,561	—	—
					Revenues	3,405	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$212,492	—	—
					Accounts payable	124,623	—	—
					Revenues	826,982	—	—
					Operating costs and expenses	16,169	—	—
			CHIEF Telecom Inc.	c	Accounts payable	26	—	—
			Spring House Entertainment Inc.	c	Accounts receivable	130	—	—
					Revenues	1,156	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	2,804	—	—
			Light Era Development Co., Ltd.	c	Revenues	6	—	—
			InfoExplorer Co., Ltd.	c	Accounts receivable	144	—	—
					Advances from customers	640	—	—
					Revenues	778	—	—

	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	44,941	—	—
					Prepaid expenses	13	—	—
					Accounts payable	20,973	—	—
					Revenues	70,920	—	—
					Operating costs and expenses	42,552	—	—

	7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	9,214	—	—
					Accounts payable	7,626	—	—
					Revenues	45,170	—	—
					Operating costs and expenses	1,898	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts payable	130	—	—
					Property, plant and equipment	1,132	—	—
					Operating costs and expenses	24	—	—

	15	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	1,807	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	1,561	—	—
					Accounts payable	86	—	—
					Operating costs and expenses	3,405	—	—

	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	37,217	—	—
					Accrued custodial receipts	21,095	—	—
					Prepaid expenses	4,465	—	—
					Accounts payable	29,200	—	—
					Revenues	35,621	—	—
					Operating costs and expenses	13,913	—	—
			Senao International Co., Ltd.	c	Revenues	1,002	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	393	—	—
					Property, plant and equipment	2,411	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$19,501	—	—
					Prepaid expenses	26,983	—	—
					Accounts payable	10,604	—	—
					Revenues	28,627	—	—
					Operating costs and expenses	18,832	—	—

	8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid rent	494	—	—
					Operating costs and expenses	3,362	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	6	—	—

	11	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	3,108	—	—
					Accounts payable	6,000	—	—
					Revenues	21,845	—	—
					Operating costs and expenses	6,427	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	640	—	—
					Accounts payable	144	—	—
					Operating costs and expenses	778	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	4,667	—	—
					Accounts payable	4,086	—	—
					Revenues	4,008	—	—
					Operating costs and expenses	5,964	—	—
	9	Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	2,156	—	—
					Accounts payable	1,121	—	—
					Revenues	3,861	—	—
					Operating costs and expenses	5,930	—	—
	20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	1,282	—	—
					Accounts payable	920	—	—
					Revenues	1	—	—
					Operating costs and expenses	5,128	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

	a.	“0” for the Company.

	b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

	a.	The Company to subsidiaries.

	b.	Subsidiaries to the Company.

	c.	Subsidiaries to subsidiaries.

Note 3:	Except transaction prices of SENAO, CHIEF and CIYP, LED and IFE were determined in accordance with mutual agreements, the foregoing transactions with related parties were conducted under normal commercial terms.

(Continued)

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of September 30, 2010, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the nine months ended September 30, 2010.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 10

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SEGMENT INFORMATION

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total
Nine months ended September 30, 2010
Revenues from external customers	$52,052,808	$66,628,539	$18,316,062	$11,698,637	$1,438,371	$—	$150,134,417

Intersegment revenues (Note 2)	$10,613,828	$1,556,861	$781,790	$1,234,668	$647,837	$(14,834,984)	$—

Segment income before tax	$13,388,063	$23,257,671	$7,362,203	$2,187,093	$(1,351,668)	$—	$44,843,362

Total assets	$228,187,739	$63,464,869	$17,049,876	$22,447,226	$100,789,812	$—	$431,939,522

Nine months ended September 30, 2009
Revenues from external customers	$52,945,467	$64,613,360	$17,212,596	$11,525,642	$937,590	$—	$147,234,655

Intersegment revenues (Note 2)	$9,920,861	$1,450,635	$598,213	$1,191,670	$415,588	$(13,576,967)	$—

Segment income before tax	$12,573,418	$23,846,126	$6,714,934	$1,786,896	$(1,165,691)	$—	$43,755,683

Total assets	$238,275,397	$64,623,011	$17,449,066	$19,604,970	$93,783,772	$—	$433,736,216

Note 1:	The Company organizes its reporting segments based on types of organizational business. The five reporting segments are segregated as below: domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

	•	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

	•	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

	•	Internet business - the provision of HiNet services and related services;

	•	International fixed communications business - the provision of international long distance telephone services and related services;

	•	Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:	Represents intersegment revenues from goods and services.

Note 3:	Beginning from September 1, 2009, the Company redefined its financial reporting operating segments into five operating segments: (a) domestic fixed communications business, (b) mobile communications business, (c) internet business, (d) international fixed communications business and (e) others. Prior to September 1, 2009, Chunghwa Telecom had seven operating segments: (a) local operations, (b) domestic long distance operations, (c) international long distance operations, (d) cellular service operations, (e) internet and data operations, (f) cellular phone sales and (g) all others. The redefinition of the Company’s operating segments is expected to facilitate the management’s ability to assess the performance of each operating segment by conforming the Company’s operating segments to the international trends of other telecommunications companies in general. The Company also early adopted the Statement of Financial accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009.

Chunghwa Telecom Co., Ltd. and

Subsidiaries

GAAP Reconciliations of

Consolidated Financial Statements for the

Nine Months Ended September 30, 2010 and 2009

1.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING POLICIES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (UNAUDITED) (AMOUNTS IN MILLIONS OF NEW TAIWAN DOLLARS, UNLESS STATED OTHERWISE)

The following is a reconciliation of consolidated net income and stockholders’ equity under ROC GAAP as reported in the unaudited consolidated financial statements to unaudited consolidated net income and stockholders’ equity determined under US GAAP. For the descriptions of principal differences between ROC GAAP and US GAAP, please refer to Form 20-F filed with the Securities and Exchange Commission of the United States (the “SEC”) on April 20, 2010 (File No. 001-31731).

1)	Net Income Reconciliation

	Nine Months Ended September 30
	2010	2009
	NT$	NT$

Consolidated net income based on ROC GAAP	$37,657	$33,781
Adjustment:
a. Property, plant and equipment
1. Adjustments of gains and losses on disposal of property, plant and equipment	—	4
2. Adjustments for depreciation expenses	92	127
b. 10% tax on unappropriated earnings	616	1,088
d. Revenues recognized from deferred income of prepaid phone cards	39	577
e. Revenues recognized from deferred one-time connection fees	874	1,111
f. Share-based compensation	(4)	(13)
g. Defined benefit pension plan	—	—
i. Income tax effect of US GAAP adjustments	(345)	(770)
j. Noncontrolling interests of acquired subsidiary	(3)	(5)
Other minor GAAP differences not listed above	(23)	(29)

Net adjustment	1,246	2,090

Consolidated net income based on US GAAP	$38,903	$35,871

Attributable to
Stockholders of the parent	$38,193	$35,268
Noncontrolling interests	710	603

	$38,903	$35,871

Basic earnings per common share	$3.94	$3.64

Diluted earnings per common share	$3.93	$3.63

(Continued)

1

	Nine Months Ended September 30
	2010	2009
	NT$	NT$

Weighted-average number of common shares outstanding (in 1,000 shares)
Basic	9,696,808	9,696,808

Diluted	9,727,012	9,726,550

Net income per pro forma equivalent ADSs
Basic	$39.39	$36.37

Diluted	$39.26	$36.26

Weighted-average number of pro forma equivalent ADSs (in 1,000 shares)
Basic	969,681	969,681

Diluted	972,701	972,655

(Concluded)

2)	Stockholders’ Equity Reconciliation

	September 30
	2010	2009
	NT$	NT$

Total stockholders’ equity based on ROC GAAP	$376,651	$377,589
Adjustment:
a. Property, plant and equipment
1. Capital surplus reduction	(60,168)	(60,168)
2. Adjustment on depreciation expenses, and disposal gains and losses	4,233	4,090
3. Adjustments of revaluation of land	(5,803)	(5,813)
b. 10% tax on unappropriated earnings	(3,421)	(3,059)
d. Deferred income of prepaid phone cards
1. Capital surplus reduction	(2,798)	(2,798)
2. Adjustment on deferred income recognition	2,579	2,502
e. Revenues recognized from deferred one-time connection fees
1. Capital surplus reduction	(18,487)	(18,487)
2. Adjustment on deferred income recognition	15,456	14,267
f. Share-based compensation
1. Adjustment on capital surplus	15,704	15,696
2. Adjustment on retained earnings	(15,704)	(15,696)
g. 1. Accrual for accumulated other comprehensive income under pension guidance	(3)	22
2. Accrual for pension cost	(28)	(29)
h. Adjustment for pension plan upon privatization
1. Adjustment on capital surplus	1,782	1,782
2. Adjustment on retained earnings	(9,665)	(9,665)

(Continued)

2

	September 30
	2010	2009
	NT$	NT$

i. Income tax effect of US GAAP adjustments	$4,893	$5,447
j. Noncontrolling interests of acquired
Subsidiary	25	57
Other GAAP differences not listed above	159	165

Net adjustment	(71,246)	(71,687)

Total equity based on US GAAP	$305,405	$305,902

Attributable to
Stockholders of the parent	$301,716	$302,418
Noncontrolling interests	3,689	3,484

	$305,405	$305,902

(Concluded)

3)	Cash Flows Differences

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. standards. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in other assets, and cash flows from financing activities for changes in customers’ deposits and other liabilities are reclassified to operating activities under U.S. standards.

Note 1:	There are significant differences in the classification of items on the statements of income under ROC GAAP and US GAAP. These include:

(1)	Incentives paid to third party dealers for inducing business:

•	Under ROC GAAP: Such account is included in operating expenses.

•	Under US GAAP: Such account is included in cost of revenues.

(2)	Gains (losses) on disposal of property, plant and equipment and other assets:

•	Under ROC GAAP: Such account is included in non-operating income (expenses).

•	Under US GAAP: Such account is included in cost of revenues.

2.	RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In September 2009, the FASB issued new guidance relating to revenue arrangements with multiple deliverables which established the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities. Specifically, the update addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The update is effective for fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact of the adoption of the update.

In January 2010, the FASB issued new guidance relating to fair value measurements and disclosures. This guidance requires new disclosures and clarifies some existing disclosure requirements about fair value measurements. The update is effective for fiscal years beginning on or after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of the update.

3